 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 14, 1998

                                                REGISTRATION NO. 333-62543

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ---------------

                            AMENDMENT NO. 1 TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                       CHOICE HOTELS INTERNATIONAL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                      7011                  52-1209792
           (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)
                                                  (IRS EMPLOYER IDENTIFICATION
   (STATE OR OTHER                                          NUMBER)
   JURISDICTION OF
   INCORPORATION OR
    ORGANIZATION)

                             AFFILIATE REGISTRANTS

QUALITY HOTELS EUROPE, INC.             DELAWARE                         7011                   52-6290878
   QH EUROPE PARTNERSHIP                MARYLAND                         7011                   52-1892796
 (EXACT NAME OF REGISTRANT
 AS SPECIFIED IN ITS CHAR-
            TER)             (STATE OR OTHER JURISDICTION OF (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
                             INCORPORATION OR ORGANIZATION)  CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)

                              10750 COLUMBIA PIKE
                            SILVER SPRING, MD 20901
                                (301) 592-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           MICHAEL J. DESANTIS, ESQ.
                                GENERAL COUNSEL
                       CHOICE HOTELS INTERNATIONAL, INC.
                              10750 COLUMBIA PIKE
                            SILVER SPRING, MD 20901
                                (301) 592-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                              AGENT FOR SERVICE)

                                WITH A COPY TO:

                              SCOTT HERLIHY, ESQ.
                               LATHAM & WATKINS
                    1001 PENNSYLVANIA AVE., N.W. SUITE 1300
                          WASHINGTON, D.C. 20004-2505

                              (202) 637-2200

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering. [_]        .

  If this form is a post-effective amendment field pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering. [_]        .
                                ---------------

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                              PROPOSED         PROPOSED
                                              MAXIMUM          MAXIMUM
  TITLE OF EACH CLASS OF       AMOUNT TO   OFFERING PRICE     AGGREGATE             AMOUNT OF
SECURITIES TO BE REGISTERED  BE REGISTERED    PER NOTE    OFFERING PRICE (1) REGISTRATION FEE (1)(2)
----------------------------------------------------------------------------------------------------
 7.125% Senior Notes Due
  2008..................     $100,000,000       100%         $100,000,000            $29,500
----------------------------------------------------------------------------------------------------
 Guarantees of the 7.125%
  Senior Notes Due
  2008..................          N/A           N/A              N/A                   N/A

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The registration fee has been calculated pursuant to Rule 457(a) and Rule 457(f)(1) under the Securities Act of 1933, as amended. The Proposed Maximum Aggregate Offering price is estimated solely for the purpose of calculating the registration fee.
(2) Pursuant to Rule 457(n), no additional registration fee is being paid in respect of the Guarantees.

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 14, 1998

PROSPECTUS
                               OFFER TO EXCHANGE

                7.125% SENIOR NOTES DUE 2008 FOR ALL OUTSTANDING
                          7.125% SENIOR NOTES DUE 2008
                                       OF
                       CHOICE HOTELS INTERNATIONAL, INC.

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON      , 1998,
                                UNLESS EXTENDED.
  Choice Hotels International, Inc., a Delaware corporation (the "Company" or "Choice") hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange its outstanding 7.125% Senior Notes due 2008 (the "Original Notes"), of which an aggregate of $100,000,000 in principal amount is outstanding as of the date hereof, for an equal principal amount of newly issued 7.125% Senior Notes due 2008 (the "Exchange Notes"), which exchange has been registered under the Securities Act of 1933, as amended (the "Securities Act") pursuant to a registration statement of which this Prospectus is a part (the "Registration Statement"). The form and terms of the Exchange Notes will be the same as the form and terms of the Original Notes except that (i) the Exchange Notes will be registered under the Securities Act and hence will not bear legends restricting the transfer thereof, and (ii) the holders of Exchange Notes will not be entitled to certain rights of holders of Original Notes under the Registration Agreement (as defined) which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Original Notes (which they replace) and will be entitled to the benefits of an indenture dated as of May 4, 1998 by and among Choice, Quality Hotels Europe, Inc. ("QHE"), a wholly owned subsidiary of the Company, QH Europe Partnership ("QHE Partnership"), a general partnership whose partnership interests are held by the Company and QHE, and Marine Midland Bank, as trustee (the "Trustee") governing the Original Notes and the Exchange Notes (the "Indenture"). The Indenture provides for the issuance of both the Exchange Notes and the Original Notes. The Exchange Notes and the Original Notes are sometimes referred to herein collectively as the "Notes." See "The Exchange Offer" and "Description of Exchange Notes."

  The Exchange Notes will mature on May 1, 2008 and will bear interest at the rate of 7.125% per annum from their date of issuance. Interest on the Exchange Notes will be payable semiannually on May 1 and November 1 of each year, commencing November 1, 1998. Interest on the Original Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes. Interest accrued on the exchanged Original Notes from the most recent date to which interest has been paid or duly provided for on such Original Notes or, if no interest has been paid or duly provided for, from May 4, 1998, through, but not including the Rate the Exchange Notes are issued, will be paid with the first interest payment on the Exchange Notes. The Exchange Notes may be redeemed at any time at the option of the Company, in whole or in part at any time or from time to time, at a price equal to 100% of the principal amount thereof plus accrued interest to the date of redemption plus a Make-Whole Premium (as defined), if any, relating to the then-prevailing Treasury Yield (as defined) and the remaining life of the Exchange Notes. The Original Notes were issued by Choice in an offering (the "Offering") of the Original Notes, consummated on May 4, 1998.

  The Original Notes are, and the Exchange Notes will be, senior unsecured obligations of the Company, ranking pari passu with all existing and future senior debt of the Company and senior in right of payment to all future subordinated debt of the Company. The Original Notes are, and the Exchange
Notes will be, guaranteed on a senior unsecured basis by QHE, QHE Partnership, and, under certain circumstances, by other subsidiaries of the Company (collectively, the "Subsidiary Guarantors"). The Indenture contains no limits on the amount of debt that may be incurred by the Company and its subsidiaries.
                                                        (continued on next page)
                                   --------
  SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE EXCHANGE NOTES.

                                   --------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
 A CRIMINAL OFFENSE.

                                   --------

             The date of this Prospectus is October   , 1998.

(continued from previous page)

  The Company will accept for exchange any and all validly tendered Original
Notes not withdrawn on or prior to 5:00 p.m., New York City time, on    ,
1998, unless the Exchange Offer is extended by the Company in its sole discretion (if and as extended, the "Expiration Date"). Tenders of Original Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Original Notes being tendered for exchange. The Original Notes may be tendered only in integral multiples of $1,000. In the event the Company terminates the Exchange Offer and does not accept for exchange any Original Notes, the Company will promptly return all previously tendered Original Notes to the Holders thereof. The Exchange Offer is subject to customary conditions. See "The Exchange Offer--Conditions."

  Based upon an interpretation by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that a holder (other than (i) a broker-dealer who purchases Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) who exchanges Original Notes for Exchange Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement with any person to participate, in a distribution of the Exchange Notes, will be allowed to resell Exchange Notes to the public without further registration under the Securities Act and without delivering the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in the distribution of the Exchange Notes or is a broker-dealer, such holder cannot rely on the position of the staff of the Commission enumerated in certain no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Registered Exchange Offer, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Exchange Notes were acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the Registration Agreement, the Company and the Subsidiary Guarantors have agreed to make this Prospectus, as it may be amended or supplemented from time to time, available to broker-dealers for use in connection with any resale starting on the date hereof and ending on the close of business on the earlier to occur of (i) the date on which all Exchange Notes held by broker-dealers eligible to use the Prospectus to satisfy their prospectus delivery obligations under the Securities Act have been sold and
(ii) the date 180 days after the Expiration Date. See "Plan of Distribution."

  Prior to the Exchange Offer, there has been no public market for the Exchange Notes. There can be no assurance as to the liquidity of any market that may develop for the Exchange Notes, the ability of holders to sell the Exchange Notes or the price at which holders would be able to sell the Exchange Notes. The Company does not intend to list the Exchange Notes for trading on any national securities exchange or over-the-counter market system. Future trading prices of the Exchange Notes will depend on many factors, including among other things, prevailing interest rates, the Company's operating results and the market for similar securities. See "Risk Factors-- Lack of Public Market."

  Any Original Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the rights and will be subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer, the holders of Original Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders to provide for registration under the Securities Act of the Original Notes held by them. To the extent that Original Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Original Notes could be adversely affected. See "Risk Factors--Consequences of Failure to Exchange" and "Exchange Offer--Procedures for Tendering."

  The Exchange Notes will be available initially only in book-entry form. The Company expects that the Exchange Notes issued pursuant to this Exchange Offer will be issued in the form of one or more Global Notes

(as defined herein), which will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in its name or in the name of its nominee. Beneficial interests in a Global Note representing the Exchange Notes will be shown on, and transfers thereof will be effected through, records maintained by the Depositary and its participants. After the initial issuance of the Global Notes, Exchange Notes in certificated form will be issued in exchange for a Global Note only on the terms set forth in the Indenture. See "Description of Exchange Notes--Book Entry, Delivery and Form."

  The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. No dealer-manager is being used in connection with this Exchange Offer. The Company will pay all expenses incurred by it incident to the Exchange Offer. See "Use of Proceeds" and "Plan of Distribution."

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER, OR A SOLICITATION IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS, NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS

Prospectus Summary........................................................    1
Risk Factors..............................................................   14
Use of Proceeds...........................................................   17
Capitalization............................................................   18
Pro Forma Financial Information...........................................   18
The Exchange Offer........................................................   19
Selected Historical Consolidated Financial Data...........................   27
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   30
Business..................................................................   38
Management................................................................   54
Security Ownership of Certain Beneficial Owners and Management............   64
Certain Relationships and Related Transactions............................   67
Relationship Between The Company and Sunburst.............................   67
Description of Certain Indebtedness.......................................   72
Description of Exchange Notes.............................................   73
Certain United States Federal Tax Consequences............................   87
Plan of Distribution......................................................   89
Legal Matters.............................................................   90
Independent Public Accountants............................................   90
Index to Financial Statements.............................................  F-1

                             AVAILABLE INFORMATION

  The Company and the Subsidiary Guarantor has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-4 (the "Registration Statement", which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the Exchange Notes being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Copies of such material can be obtained from the Company upon request.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act") and, in accordance therewith, file reports, proxy statements and other information with the Commission. All such information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10007. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such Web site is located at http://www.sec.gov. While any Exchange Notes remain outstanding, the Company will make available, upon request, to any holder of the Exchange Notes, the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to the General Counsel of the Company at 10750 Columbia Pike, Silver Spring, Maryland 20901.

                          FORWARD-LOOKING INFORMATION

  Certain statements contained in this Prospectus under the captions "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere constitute estimates of future performance or other forward-looking statements within the meaning of Section 27A of the Securities Act. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company, primarily with respect to the future operating performance of the Company or related industry developments. When used in this Prospectus, terms such as "anticipate," "believe," "estimate," "expect," "intend," "may be," "objective," "plan," "predict" and "will be" are intended to identify such statements. Any such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among other things: the Company's plans to market new brands and products; the Company's success in implementing its business strategies, including its success in arranging financing where required; the balance between supply of and demand for hotel rooms; the Company's ability to develop and maintain positive relations with current and potential franchisees; the Company's plans to expand its international franchise operations; competition; government regulation; general economic and business conditions; and other factors referenced in this Prospectus. These forward-looking statements speak only as of the date of this Prospectus. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information (including financial information and the related notes thereto) included elsewhere in this Prospectus. Choice Hotels International, Inc. and its subsidiaries are collectively referred to herein as "Choice" or the "Company" unless otherwise indicated or the context otherwise requires. Unless otherwise indicated, all statistical information and data relating to the hotel industry in this Prospectus are derived from information provided by Smith Travel Research. Smith Travel Research has neither consented to the use of the hotel industry data presented herein nor has it provided any form of consultation, advice or counsel regarding any aspects of, nor is it in any way whatsoever associated with, the Offering. During 1997, the Company changed its fiscal year from a May 31 year-end to a December 31 year-end.

                                  THE COMPANY

OVERVIEW

  Choice Hotels International, Inc. is the world's second largest franchisor of hotel properties with 3,567 franchised properties open and 870 franchised properties under development at June 30, 1998, representing 297,396 rooms open and 76,523 rooms under development in 33 countries. The Company franchises lodging properties under its proprietary brand names (the "Choice Brands"):
Comfort(R), Quality(R), Clarion(R), Sleep(R), Rodeway(R), Econo Lodge(R) and MainStay (R). The Company has over 2,100 franchisees in its domestic franchise system, the largest of which, Sunburst Hospitality Corporation, accounted for approximately 5% of the Company's royalty fees for the six-months ended June 30, 1998. The Company franchises hotels in all 50 states and the District of Columbia and 32 additional countries, with 94% of its franchising revenue generated from hotels franchised in the United States. With recognized brands and a diverse and growing franchisee base, the Company believes it has established a strong foundation for continued growth.

  The Company is a "pure-play" lodging franchisor with limited real estate exposure and low capital expenditure requirements. With a focus on hotel franchising versus ownership, the Company benefits from the economies of scale inherent in the franchising business. The fee and cost structures of the Company's business provide significant opportunities to increase profits by increasing the number of franchised properties. The Company derives substantially all of its revenues from franchise fees which consist of an initial fee and ongoing royalty fees which are based on a percentage of the franchisees' gross room revenues. The principal factors that affect the Company's operating results are: (i) growth in the number of hotels under franchise, (ii) occupancy and room rates achieved by the hotels under franchise, (iii) the number and relative mix of franchised hotels and (iv) the Company's ability to manage costs. The number of rooms at franchised properties and occupancy and room rates at those properties significantly affect the Company's results because royalty fees are based upon room revenues at franchised hotels. The variable overhead costs associated with franchise system growth are substantially less than incremental royalty fees generated from new franchisees, therefore the Company is able to capture a significant portion of these royalty fees as operating income.

  The Company believes that the continued growth of its franchise business should enable it to capture increasing benefits from the operating leverage in place and thereby continue to improve operating margins. The Company's operating margins have improved from 47.1% for the year ended May 31, 1995 to 55.0% for the year ended May 31, 1997. Furthermore, the Company has generated steady royalty fee income from its increasing franchisee base growing from $51.0 million for the year ended May 31, 1992 to $97.2 million for the year ended May 31, 1997, representing a compounded annual growth rate of 13.8%. Earnings before interest expense, income taxes (EBITDA), depreciation and amortization have grown at a compounded annual growth rate of 20.5% from $32.2 million for the year ended May 31, 1992 to $81.7 million for the year ended May 31, 1997. Operating margins have improved from 40% for the six month period ended June 30, 1997 to 49% for the six month period ended June 30, 1998. Similarly, EBITDA has increased from $39.0 million for the six month period ended June 30, 1997 to $51.6 million for the six month period ended June 30, 1998.

  Service is a distinguishing characteristic in the lodging industry. Generally, the Company believes there are three levels of service: full-service hotels (which typically offer food and beverage services, meeting rooms, room service and similar guest services); limited-service hotels (which typically offer amenities such as swimming pools and continental breakfast or similar services); and all-suites hotels (which typically have limited public areas, but offer guests two rooms or one room with distinct areas, and which may or may not offer food and beverage services). The Company's Econo Lodge, Rodeway and Sleep brands compete primarily in the limited-service economy category and its Comfort and Quality brands compete primarily in the limited-service middle-market category. The Company's MainStay brand competes primarily in the all-suites middle-market category and its Clarion brand competes primarily in the full-service upscale category.

  The following table provides an overview by brand of hotels open and under development as of June 30, 1998 for the Company's U.S. franchise system:

                                                                 HOTELS UNDER
      BRAND                                    HOTELS OPEN        DEVELOPMENT
      -----                                 ------------------ -----------------
                                            PROPERTIES  ROOMS  PROPERTIES ROOMS
                                            ---------- ------- ---------- ------
      Comfort..............................   1,351    108,270    307     26,907
      Quality..............................     427     50,258    106     10,795
      Econo Lodge..........................     693     44,675    111      8,281
      Clarion..............................      97     16,240     32      5,387
      Rodeway..............................     197     12,340     49      3,401
      Sleep ...............................     171     12,785    146     11,505
      MainStay ............................      15      1,380     25      2,276
                                              -----    -------    ---     ------
       Total...............................   2,951    245,948    776     68,552
                                              =====    =======    ===     ======

BUSINESS STRATEGY

  The Company's strategy is to create an organization that is focused on: (i) serving franchisee and consumer needs, (ii) optimizing its brands, (iii) strategically growing the franchise system, (iv) improving margins through increased productivity, (v) growing profitably internationally and (vi) pursuing complementary business opportunities.

  . Serving Franchisee and Consumer Needs. The Company has created an organizational structure that focuses on consumers, serves franchisees and leverages the franchise system.

    --Consumer Focus: Brand management, new product development and traditional marketing and advertising are all combined under the Company's marketing department to create consumer focus and to drive demand for the Company's brand products. New product development is based on consumer needs determined through consumer research. The Company believes that this focus leads to greater demand for its products, which in turn results in higher revenue from the Company's franchise system.

    --Franchisee Service: The Company has established five regional operating teams that are responsible for franchisee service and sales in their respective regions. This structure provides each franchisee with one primary contact who is responsible for assessing and responding to each hotel's specialized needs. Led by seasoned executives averaging over 20 years' experience in the lodging and franchising industries, the Company believes it is positioned to strategically develop new hotel franchises and enhance the operating performance of its existing hotels.

    --Leveraging the Franchise System: Strategic partnerships, purchasing and other functions that leverage the scale of the franchise system are combined under the Company's partner services group. The Company believes there is significant opportunity to leverage the franchise system by entering into joint marketing arrangements with national and multi-national companies that want to gain exposure to the millions of guests who patronize the Company's franchised hotels each year. In the past, these arrangements have added to the Company's and its franchisees' revenues and profits by attracting business to its franchised hotels.

  . Optimizing its Brands. The Company believes that each of its brands has particular attributes and strengths. The Company's strategy is to leverage the strengths of each brand for profit growth and for identifying new niches into which the Company may expand. This strategy is effected by raising the Company's brand standards which are strictly enforced through a consumer-driven quality assurance program.

  . Strategically Growing the Franchise System. The Company is taking advantage of its regional structure to analyze key markets in the U.S. and, in conjunction with its franchisees, identify the best opportunities for new development or conversion to one of the Company's brands.

  . Improving Margins Through Increased Productivity. The Company enhances the competitiveness of its own and its franchisees' profitability by initiating revenue generating programs and implementing cost reduction programs. A key component of this strategy is the implementation of the Company's proprietary property and yield management system "Profit Manager by Choice," which the Company believes will improve the operating performance of its franchisees. This system has been supplemented by continued enforcement of the Company's contracts (including franchisee audits) and an aggressive focus on strategic partnership opportunities.

  . Growing Profitably Internationally. As of June 30, 1998, the Company's international franchise system had 616 properties with 51,448 rooms. The Company's international franchise system includes hotels in 32 countries outside the United States. The Company plans to continue to grow profitably its brands internationally by strategically pursuing joint ventures, master franchising agreements and brand-specific development agreements for certain geographic areas.

  . Pursuing Complementary Business Opportunities. The separation of the
    Company from Former Choice (as defined below) allows the Company to focus solely on franchising, including acquisition opportunities that are complementary to the Company's core business and unique operating skills. The Company's acquisition strategy includes the potential purchase of lodging brands that would enhance the spectrum of brands and services the Company currently offers its franchisees and hotel consumers.

COMPANY HISTORY

  Prior to becoming a separate, publicly-held company on October 15, 1997 pursuant to the Company Spin-Off (as defined below), the Company was known as Choice Hotels Franchising, Inc. and was a wholly-owned subsidiary of Choice Hotels International, Inc. ("Former Choice"). On October 15, 1997, Former Choice distributed to its stockholders its business of franchising hotels under the Choice Brands (which had been conducted primarily by the Company) and its European hotel ownership and franchising business pursuant to a pro rata distribution to its stockholders of all the stock of the Company (the "Company Spin-Off"). At the time of the Company Spin-Off, the Company changed its name to "Choice Hotels International, Inc." and Former Choice changed its name to "Sunburst Hospitality Corporation." For purposes of this Prospectus, references to the Company's former parent corporation prior to the Company Spin-Off are to "Former Choice," and references to such corporation after the Company Spin-Off are to "Sunburst."

  Prior to November 1996, the Company and Former Choice were each subsidiaries of Manor Care, Inc. ("Manor Care") which, directly and through its subsidiaries, engaged in the hotel franchising business currently conducted by the Company as well as in the business of owning and managing hotels under the Choice Brands (together with the hotel franchising business, the "Lodging Business") and the health care business. On November 1, 1996, Manor Care separated the Lodging Business from its health care business through a pro rata distribution to the holders of Manor Care's common stock of all the stock of Former Choice (the "Former Choice Spin-Off"). In connection with the Former Choice Spin-Off, the Company became a wholly-owned subsidiary of Former Choice and remained as such until consummation of the Company Spin-Off.

  The Company's common stock, $.01 par value per share, is listed on the New York Stock Exchange under the trading symbol "CHH."

  The Company is a Delaware corporation and its principal executive offices are located at 10750 Columbia Pike, Silver Spring, Maryland 20901. The Company's telephone number is (301) 592-5000.

THE OFFERING

  On May 4, 1998, the Company consummated the Offering. The Company used approximately $99 million of the net proceeds from the Offering to repay amounts outstanding under the revolving portion of the Credit Facility (as defined below).

  The Original Notes were sold by the Company on May 4, 1998 to Salomon Brothers Inc., Bear, Stearns & Co. Inc. and Lehman Brothers Inc. (the "Initial Purchasers") pursuant to a Purchase Agreement dated April 28, 1998 (the "Purchase Agreement"). The Initial Purchasers subsequently resold the Original Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act. Pursuant to the Purchase Agreement, the Company and the Initial Purchasers entered into the registration rights agreement dated April 28, 1998 (the "Registration Agreement"), which grants the holders of the Original Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Agreement.

RECENT DEVELOPMENTS

  In June 1998, William R. Floyd, the Company's Chief Executive Officer and President, resigned from the Company and from the Board of Directors for personal reasons. In August 1998, Charles A. Ledsinger was named as the new Chief Executive Officer and President and was appointed to the Board of Directors. Donald Dempsey, the Company's Executive Vice President and Chief Financial Officer resigned in July 1998 for personal reasons unrelated to the departure of Mr. Floyd. Two members of the Board of Directors, Stewart Bainum, age 78, and Robert C. Hazard, age 62, retired from the Board of Directors in July and August 1998, respectively. The Company is currently seeking candidates to fill these positions.

                               THE EXCHANGE OFFER

Securities Offered......  $100,000,000 aggregate principal amount of 7.125%
                          Senior Notes due 2008 (the "Exchange Notes").

The Exchange Offer......  The Company is offering to exchange up to $100 million principal amount of the Exchange Notes for a like principal amount of Original Notes. The Exchange Note may be exchanged only in multiples of $1,000 principal amount. The Company will issue the Exchange Notes on or promptly after the Expiration Date. See "The Exchange Offer."

                          Based upon an interpretation by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that a holder (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchanges Original Notes for Exchange Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement with any person to participate, in a distribution of the Exchange Notes, will be allowed to resell Exchange Notes to the public without further registration under the Securities Act and without delivering the purchasers of the Exchange Notes a prospectus that satisfies the requirements of
                          Section 10 of the Securities Act. However, if any holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in the distribution of the Exchange Notes or is a broker-dealer, such holder cannot rely on the position of the staff of the Commission enumerated in certain no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the Registration Agreement, the Company has agreed to make this Prospectus, as it may be amended or supplemented from time to time, available to broker-dealers for use in connection with any resale starting on the date hereof and ending on the close of business on the earlier to occur of (i) the date on which all Exchange Notes held by broker-dealers eligible to use the Prospectus to satisfy their prospectus delivery obligations under the

                          Securities Act have been sold and (ii) the date 180 days after the Expiration Date. See "Plan of Distribution."

                          Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes should not rely on the position of the Staff of the Commission enunciated in no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company. See "Plan of Distribution."

                          To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the Exchange Notes prior to offering or selling such Exchanges Notes. If a holder of Original Notes does not exchange such Original Notes for the Exchange Notes pursuant to the Exchange Offer, such Original Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, Original Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exception from, or in a transaction not subject to the Securities Act and applicable state securities laws. See "Risk Factors--Consequences of Failure to Exchange" and "Description of Exchange Notes."

Expiration Date.........  The Exchange Offer will expire at 5:00 p.m., New York
                          City time, on    , 1998, unless extended, in which
                          case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is so extended.

Accrued Interest on the
 Exchange Notes and the
 Original Notes.........  Each Exchange Note will bear interest at the rate of
                          7.125% per annum from their date of issuance. Interest on the Exchange Notes will be payable semi-annually on each May 1 and November 1, commencing on November 1, 1998. Interest on the Original Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes. Interest accrued on exchanged Original Notes from the most recent date to which interest has been paid or duly provided for on such Original Notes or, if no interest has been paid or duly provided for, from May 4, 1998, through, but not including the date the Exchange Notes are issued, will be paid with the first interest payment on the Exchange Notes.

Conditions to the
 Exchange Offer.........  The Exchange Offer is subject to certain customary conditions, which may be waived by the Company in whole or in part and from time to time in its sole discretion. See "The Exchange Offer--Conditions." The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered for exchange.

Procedures for
 Tendering the Original
 Notes..................  Each holder of Original Notes wishing to accept the
                          Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Original Notes and any other required documentation, to the Exchange Agent (as defined) at the address set forth herein. By executing the Letter of Transmittal, each holder of the Original Notes will represent to the Company that, among other things, (i) the Exchange Notes to be acquired by such holder of Original Notes in connection with the Exchange Offer are being acquired by such holder in the ordinary course of its business, (ii) if such holder is not a broker-dealer, such holder is not currently participating in, does not intend to participate in, and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes, (iii) such holder is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purposes of distributing the Exchange Notes, such holder will comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in no-action letters, (iv) such holder understands that a secondary resale transaction described in clause
                          (iii) above and any resales of Exchange Notes obtained by such holder in exchange for Original Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or
                          Item 508, as applicable, of Regulation S-K of the Commission and (v) such holder is an "affiliate," (as defined in Rule 405 under the Securities Act) of the Company. Any Original Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer. See "The Exchange Offer-- Procedures for Tendering."

Untendered Original
Notes...................  Following the consummation of the Exchange Offer, holders of Original Notes eligible to participate but who do not tender their Original Notes will not have any further exchange rights and such Original Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Original Notes could be adversely affected.

Special Procedures for
 Beneficial Holders.....  Any beneficial holder whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial holder wishes to tender on its own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering its Original Notes, either make appropriate arrangements to register ownership of the Original Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date. See "The Exchange Offer--Procedures for Tendering."

Shelf Registration
Statement...............  In the event that (i) any changes in law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, (ii) for any other reason the registration statement of which this Prospectus is a part is not declared effective within 180 days of the issuance date of the Original Notes or the Exchange Offer is not consummated within 210 days, (iii) the Initial Purchasers so request with respect to Original Notes not eligible to be exchanged for Exchange Notes in the Exchange Offer or (iv) any holder of Original Notes (other than an Initial Purchaser) is not eligible to participate in the Exchange Offer or does not receive freely tradeable Exchange Notes in the Exchange Offer other than by reason of such holder being an affiliate of the Company (it being understood that the requirement that a broker-dealer deliver this prospectus in connection with sales of Exchange Notes shall not result in such Exchange Notes being not freely tradeable), the Company will, at its cost, (a) as promptly as practicable, file a resale "Shelf" Registration Statement (the "Shelf Registration Statement") covering resales of the Original Notes or the Exchange Notes, as the case may be, (b) cause the Shelf Registration Statement to be declared effective under the Securities Act and (c) use its best efforts to keep the Shelf Registration Statement effective until two years after its effective date.

Guaranteed Delivery
Procedures..............  Holders of the Original Notes who wish to tender their Original Notes and whose Original Notes are not immediately available or who cannot deliver their Original Notes or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, must tender their Original Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--Guaranteed Delivery Procedures."

Withdrawal Rights.......  Tenders of Original Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received by the Exchange Agent at its address set forth herein. Such notice must (i) specify the name of the person having tendered the Original Notes to be withdrawn; (ii) identify the Original Notes to be withdrawn (including the serial number or numbers and principal amount of Original Notes to be withdrawn);
                          (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Original Notes were tendered; and (iv) specify the name in which the Original Notes are to be registered, if different from that of the withdrawing holder. See "The Exchange Offer-- Withdrawal of Tenders."

Acceptance of Original
 Notes and Delivery of
 Exchange Notes.........  The Company will accept for exchange any and all
                          Original Notes which are properly tendered in the Exchange Offer and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange

                          Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer--Terms of the Exchange Offer."

Consequences of Failure
 to Exchange............  Holders of Original Notes who do not exchange their
                          Original Notes for the Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Original Notes as set forth in the legend thereon. In general, the Original Notes that are not exchanged pursuant to the Exchange Offer may not be offered or sold except pursuant to a registration statement under the Securities Act or an exemption from registration thereunder and in compliance with applicable state securities laws. In the event the Company completes the Exchange Offer, the interest rate on Original Notes will remain as stated thereon and holders of Original Notes will have no further rights under the Registration Agreement.

Certain Tax
Considerations..........  Latham & Watkins, counsel to the Company, has advised the Company that because the Exchange Notes should not be considered to differ materially from the Original Notes, the exchange of the Original Notes for Exchange Notes should not result in any material federal income tax consequences to holders exchanging the Original Notes for the Exchange Notes. For a full description of the basis of, and limitations on, this opinion, see "Certain United States Federal Tax Consequences."

Registration Rights
Agreement...............  Pursuant to a registration rights agreement (the
                          "Registration Agreement") among the Company and the Initial Purchasers, the Company has agreed (i) to file a registration statement with respect to an offer to exchange the Original Notes for a like principal amount of Exchange Notes and (ii) to use their reasonable best efforts to cause such registration statement to become effective under the Securities Act. This Exchange Offer is intended to satisfy the rights of holders of Original Notes under the Registration Agreement, which rights terminate upon consummation of the Exchange Offer. The holders of the Exchange Notes are not entitled to any exchange or registration rights with respect to the Exchange Notes.

Exchange Agent..........  Marine Midland Bank is the Exchange Agent. The
                          address and telephone number of the Exchange Agent are set forth in "The Exchange Offer--Exchange Agent."

Use of Proceeds.........  There will be no cash proceeds to the Company from the exchange pursuant to the Exchange Offer.

                               THE EXCHANGE NOTES

  The Exchange Offer applies to $100 million aggregate principal amount of the Original Notes. The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes (which they replace) except that (i) the Exchange Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (ii) the holders of Exchange Notes will not be entitled to certain rights under the Registration Agreement, including the provisions providing for an increase in the interest rate on the Original Notes in certain circumstances relating to the timing of the Exchange Offer, which rights will terminate when the Exchange Offer is consummated. See "The Exchange Offer--Purpose and Effect of the Exchange Offer." The Exchange Notes will evidence the same debt as the Original Notes and the Notes will be entitled to the benefits of the Indenture and treated as a single class of debt securities thereunder. See "Description of Exchange Notes."

Issuer..................  Choice Hotels International, Inc., a Delaware
                          corporation.

Exchange Notes
 Offered................  $100,000,000 aggregate principal amount of 7.125%
                          Senior Notes Due 2008.

Maturity Date...........  May 1, 2008.

Interest Payment
 Dates..................  May 1 and November 1 of each year, commencing
                          November 1, 1998.

Sinking Fund............  None.

Ranking.................  The Exchange Notes will be senior unsecured obligations of the Company, ranking pari passu with all existing and future senior debt of the Company and senior in right of payment to all future subordinated debt of the Company. The Original Notes are, and the Exchange Notes will be, unconditionally guaranteed, jointly and severally on a senior unsecured basis by QHE, QHE Partnership and, under certain circumstances, by other subsidiaries of the Company (collectively, the "Subsidiary Guarantors"). The Exchange Notes will be effectively subordinated to all existing and future debt and other liabilities of the Company's subsidiaries which are not Subsidiary Guarantors. The Exchange Notes will also be effectively subordinated to all secured debt and other obligations of the Company to the extent of the value of the assets securing such debt and other obligations. As of June 30, 1998, the Company has on a consolidated basis, approximately $293.7 million of debt outstanding (excluding outstanding letters of credit, purchase money security obligations and trade payables incurred in the normal course of business), including approximately $171.0 million outstanding under the Credit Facility (as defined below) and $8.2 million under a separate working capital credit facility with which the Exchange Notes would rank pari passu and approximately $1.5 million of debt secured by a lien on assets of the Company. As of June 30, 1998, the total debt of the Company's subsidiaries was approximately $15.1 million. The Indenture contains no limits on the amount of debt that may be incurred by the Company and its subsidiaries. The terms of the Company's Credit Facility limit the amount of additional debt that the Company and its subsidiaries may incur; however, the Credit Facility may be repaid or its terms may be amended without the consent of the holders of the Exchange Notes. See "Capitalization," "Description of Exchange Notes" and "Description of Certain Indebtedness."

Optional Redemption.....  The Exchange Notes may be redeemed at the option of the Company, in whole or in part at any time or from time to time, at a price equal to 100% of the principal amount thereof plus accrued interest to the date of redemption plus a Make-Whole Premium (as defined below), if any, relating to the then-prevailing Treasury Yield (as defined below) and the remaining life of the Exchange Notes. See "Description of Exchange Notes--Optional Redemption."

Certain Covenants.......  The Indenture contains limitations on the ability of the Company and its subsidiaries to: (i) Incur Liens (as defined below), (ii) engage in Sale and Leaseback Transactions (as defined below) and (iii) in the case of the Company, enter into mergers or consolidations or transfer substantially all its assets. The covenants are subject to numerous significant exceptions and qualifications. See "Description of Exchange Notes--Certain Covenants."

                                  RISK FACTORS

  For a discussion of certain risk factors that should be considered by holders of Original Notes in evaluating a tender of Original Notes for Exchange Notes pursuant to the Exchange Offer, see "Risk Factors."

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

  The following table summarizes certain historical consolidated financial data of the Company as of and for the six-month periods ended June 30, 1998 and 1997, the seven-month periods ended December 31, 1997 and 1996 and the three fiscal years ended May 31, 1997, 1996 and 1995. During September 1997, the Company changed its fiscal year from a May 31 year-end to a December 31 year-end. The summary historical consolidated financial data as of and for the seven months ended December 31, 1997 and the three fiscal years ended May 31, 1997, 1996 and 1995 are derived from the audited consolidated financial statements of the Company. The summary historical consolidated financial data for the six-month periods ended June 30, 1998 and 1997, and the seven-month period ended December 31, 1996 are derived from the Company's unaudited consolidated financial statements which, in the opinion of management, include all material adjustments necessary at such dates and for such periods. The summary historical consolidated financial data presented herein for all periods are presented as if the Company were a separate entity. See the "Basis of Presentation" note to the Company's Consolidated Financial Statements. The Company's historical net income and cash flows as a wholly-owned subsidiary of Manor Care or Former Choice (all periods prior to October 15, 1997) are not necessarily indicative of the net income and cash flows the Company might have realized as an independent entity. The data set forth below should be read in conjunction with "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related notes thereto contained elsewhere herein.

                          SIX-MONTH     SIX-MONTH
                         PERIOD ENDED  PERIOD ENDED  SEVEN-MONTH PERIOD
                           JUNE 30,      JUNE 30,    ENDED DECEMBER 31,          YEAR ENDED MAY 31,
                         ------------  ------------ ------------------------ ------------------------------
                             1998          1997       1997          1996       1997      1996        1995
                         ------------  ------------ ---------    ----------- --------  --------    --------
                         (UNAUDITED)   (UNAUDITED)               (UNAUDITED)
                                   (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)
STATEMENT OF INCOME
 DATA:
  Revenues(9)...........   $ 77,606      $ 81,688   $ 107,839      $99,978   $168,039  $151,748    $129,027
  Operating
   expenses(9)..........     39,955        49,178      55,665       54,511     97,677   117,365(1)   87,061
  Operating income......     37,651        32,510      52,174       45,467     70,362    34,383      41,966
  Net income............     21,133        16,047      27,287       23,345     34,730    11,664      16,228
  Basic earnings per
   share(2).............       0.36          0.26        0.46         0.37       0.55      0.19        0.26
  Diluted earnings per
   share................       0.35          0.26        0.45         0.37       0.55      0.19        0.26
OTHER DATA:
  EBITDA (unaudited)(3)
   (10).................   $ 51,551      $ 38,972   $  61,330      $51,514   $ 81,743  $ 69,450(4) $ 51,534
  Cash flows from
   operating
   activities...........     17,054        29,816      33,607       25,153     45,505    32,742      37,851
  Cash flows from
   investing
   activities...........     (8,700)       (6,515)   (149,739)      (7,523)   (16,928)  (78,499)     (7,733)
  Cash flows from
   financing
   activities...........    (12,271)      (22,820)    122,247      (17,442)   (28,222)   48,513     (31,261)
  Ratio of earnings to
   fixed charges
   (unaudited)(5).......       4.59x         5.99x       5.69x        7.05x      5.56x     2.42x       3.03x
  Number of franchised
   properties
   (unaudited)..........      3,567         3,397       3,484        3,220      3,344     3,052       2,835
  Number of rooms
   (unaudited)..........    297,396       287,444     292,733      272,819    283,034   261,456     245,669
  Average royalty rate
   (unaudited)(6).......       3.50%         3.40%       3.51%        3.43%      3.43%     3.34%       3.20%
BALANCE SHEET DATA (AT
 PERIOD END):
  Working capital
   (unaudited)..........   $  8,384      $    --    $   5,397      $   500   $   (416) $ (3,927)   $(29,423)
  Total assets..........    408,344(7)        --      386,395(7)   217,870    221,473   212,803     189,087
  Total debt(8).........    293,719           --      282,821      133,700    125,163   145,315     128,205
  Total investment and
   advances from (to)
   Parent...............        --            --          --        49,170     57,193    30,532     (12,699)
  Total shareholders'
   equity...............     57,187           --       49,258          --         --        --          --

--------
(1) Fiscal year 1996 operating expenses include a non-cash, pre-tax charge of $24.8 million for impairment of certain long-lived assets associated with the Company's European operations.
(2) Basic earnings per share have been calculated for fiscal years 1995 and 1996 based on the weighted average shares outstanding of the Company's former parent Manor Care of 62,480,000 and 62,628,000, respectively, and for fiscal year 1997 based on the weighted average shares outstanding of the Company's former parent Former Choice of 62,680,000. Basic earnings per share have been calculated for the seven-month period ended December 31, 1996 based on the weighted average shares outstanding of Manor Care from June 1, 1996 through November 1, 1996 and of Former Choice from November 2, 1996 through December 31, 1996 of 63,063,146, for the seven-month period ended December 31, 1997 based on the weighted average shares outstanding of Former Choice from June 1, 1997 through October 15, 1997 and of the Company from October 16, 1997 through December 31, 1997 of 59,798,000, and for the six-month period ended June 30, 1998 based on the weighted average shares outstanding from January 1, 1998 through June 30, 1998.
(3) EBITDA consists of the sum of net income, interest expense, income taxes, depreciation and amortization and non-cash asset writedowns. EBITDA is presented because such data is used by certain investors to determine the Company's ability to meet debt service obligations, fund capital expenditures and expand its business. The Company considers EBITDA to be an indicative measure of operating performance particularly due to the large amount of goodwill and franchise rights amortization. Such information should not be considered an alternative to net income, operating income, cash flow from operations or any other operating or liquidity performance measure prescribed by GAAP. Cash expenditures (including nondiscretionary expenditures) for various long-term assets, interest expense and income taxes have been, and will be, incurred which are not reflected in the EBITDA presentation and therefore EBITDA does not represent funds available for management's discretionary use. EBITDA presented by the Company may not be comparable to EBITDA defined and presented by other companies.
(4) Fiscal year 1996 EBITDA excludes a non-cash, pre-tax charge of $24.8 million for impairment of certain long-lived assets associated with the Company's European operations.
(5) Earnings used in computing the ratio of earnings to fixed charges consist of income before income taxes and fixed charges. Fixed charges consist of interest expense and the amortization of deferred financing fees and that portion of rental expense representative of interest.
(6) Represents domestic royalty fees as a percentage of aggregate gross room revenues of all domestic Choice Brand franchised hotels.
(7) Includes the Term Note (as defined below) in an aggregate principal amount of $115.0 million plus accrued interest thereon as of December 31, 1997 and June 30, 1998 of $2.4 million and $4.9 million, respectively and a receivable from Sunburst as of December 31, 1997 and June 30, 1998 of
     $25.1 million and $19.9 million, respectively. See "Risk Factors-- Significant Receivables from Sunburst."
(8) Includes a note payable to Manor Care in the amount of $78.7 million, as of December 31, 1996 and as of May 31, 1997, 1996 and 1995.
(9) During the second quarter of 1998, the Company changed its presentation of marketing and reservation fees such that the fees collected and associated expenses are reported on a net basis. All periods have been restated to conform to this presentation.
(10) Depreciation and amortization related to the marketing and reservation funds included in EBITDA was $2.2 million for the six month period ended June 30, 1998, $1.2 million for the six months ended June 30, 1997, $2.2 million for the seven-month period ended December 31, 1997 and $2.8 million, $2.7 million and $2.1 million for the fiscal years ended May 31, 1997, May 31, 1996 and May 31, 1995, respectively.

                                 RISK FACTORS

  Holders of Original Notes should carefully consider the following risk factors in addition to the other information contained in this Prospectus in evaluating the Company and its business in connection with the Exchange Offer.

INHERENT RISKS OF THE LODGING INDUSTRY; COMPETITION

  The Company derives a significant portion of its revenues from fees based upon room revenues at hotels franchised under one of the Choice Brands. As such, the Company's business is subject, directly or through its franchisees, to the risks inherent in the lodging industry. These risks include, among other things, adverse effects of general and local economic conditions, changes in local market conditions, oversupply of hotel space, a reduction in local demand for hotel rooms, changes in travel patterns, changes in governmental regulations that influence or determine wages, prices or construction costs, changes in interest rates, the availability of credit and changes in real estate taxes and other operating expenses. Due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical changes in revenues and profits. Downturns or prolonged adverse conditions in real estate or capital markets or the economy as a whole that affect the Company's franchised hotels will have a material impact on the Company. During the 1980s, construction of lodging facilities in the United States resulted in an excess supply of available rooms. This oversupply had an adverse effect on occupancy levels and room rates in the industry.

  The lodging industry is highly competitive. Competitive factors in the industry include reasonableness of room rates, quality of accommodations, brand recognition, service levels and convenience of locations. The Company's franchised hotels generally operate in areas that contain numerous other competitors. The Company believes that hotel operators choose lodging franchisors based primarily on the perceived value and quality of each franchisor's brand and services, and the extent to which affiliation with that franchisor may increase the franchisee's reservations and profits. Demographic, economic or other changes in markets may adversely affect the convenience or desirability of the Choice Brands and, correspondingly, the number of hotels franchised under the Choice Brands. The Company primarily franchises hotels that operate in the limited-service segment of the domestic lodging industry, which has experienced a significant amount of new hotel construction. There can be no assurance that, in the markets in which the Company's franchised hotels operate, competing hotels will not pose greater competition for guests than presently exists, or that new hotels will not enter such locales. In addition, an excess supply of hotel rooms may discourage potential franchisees from opening new hotels, thereby limiting a source of growth of the franchise fees received by the Company. Such excess supply of hotel rooms may also lead to lower room rates at the Company's franchised hotels and, correspondingly, a reduction in the franchise fees received by the Company.

ADVERSE IMPACT OF EXTERNAL FACTORS

  The Company's principal sources of revenues are franchise fees which can be negatively impacted by inflation and other external factors. Increases in costs due to inflation may not be able to be totally offset by increases in hotel room rates. Moreover, significant increases in inflation could contribute to a slowing of the national economy. Such a slowdown would likely result in reduced travel by both business and leisure travelers, less demand for hotel rooms, a reduction in room rates and fewer room reservations, negatively impacting the Company's revenues. A weak economy could also reduce demand for new hotels, negatively impacting the amount of franchise fees received by the Company.

  The Company's revenues may also be negatively impacted by certain other unpredictable external factors which would have an especially significant impact on the travel and lodging industries. These factors include airline strikes, gasoline price increases and severe weather, which would likely result in reduced travel by both business and leisure travelers.

POTENTIAL CONFLICT WITH SUNBURST

  The ongoing relationship between the Company and Sunburst resulting from the agreements and arrangements described under "Relationship Between the Company and Sunburst" may give rise to a conflict of interest between the Company and Sunburst. With respect to the agreements between the parties, the potential exists for disagreements as to the quality of the services provided by the parties and as to contract compliance. Nevertheless, the Company believes that there will be sufficient mutuality of interest between the two companies to result in a continued productive relationship.

  In addition, Frederic V. Malek serves as a director of both the Company and Sunburst. As a result of the Company Spin-Off, Mr. Malek, as well as certain other officers and directors of the Company and of Sunburst, own shares and/or options or other rights to acquire shares in each of the Company and Sunburst. Stewart Bainum, Jr. is the chairman of the Board of Directors of the Company and his sister, Barbara Bainum, is also a director. Their father, Stewart Bainum, is the chairman of the Board of Directors of Sunburst and the Bainum family has a significant ownership interest in both the Company and Sunburst. Policies and procedures are followed by the Boards of Directors of the Company and Sunburst to limit the involvement of the overlapping directors (and, if appropriate, relevant officers of such companies) in conflict situations, including requiring them to abstain from voting as directors of either the Company or Sunburst on certain matters which present a conflict between the two companies.

SIGNIFICANT RECEIVABLES FROM SUNBURST

  At June 30, 1998, the Term Note (as defined below) and receivables from Sunburst totaled $142.2 million. In connection with the Company Spin-Off, Sunburst issued to the Company a note in an aggregate principal amount of $115.0 million (the "Term Note"). The Term Note matures on October 15, 2002, is subordinated to all senior indebtedness of Sunburst and restricts Sunburst's ability to merge or consolidate or dispose of all or substantially all of its assets. Simple interest accrues at an annual rate of 11% (representing an effective annual rate of 8.8%), all of which is payable on maturity. Total interest accrued on the Term Note through June 30, 1998 was approximately $7.3 million. Additionally, Sunburst is the obligor on receivables totaling approximately $19.9 million at June 30, 1998. This amount is payable in cash or Sunburst common stock (or a combination thereof) no later than December 31, 1998. In addition, in connection with the Company Spin-Off, the Company guaranteed certain lease and other payment obligations owed by Sunburst to Manor Care. See "Certain Relationships and Related Transactions" and "Relationship Between the Company and Sunburst."

  Sunburst is a highly leveraged company whose business is subject to many of the risks of the lodging industry outlined in this section. Sunburst, the Company's largest franchisee, owned 85 hotels franchised under the Choice Brands as of June 30, 1998. A material adverse change in Sunburst's business would adversely affect its ability to repay its obligations to the Company, which in turn could have a material adverse effect on the Company.

REGULATION

  The Federal Trade Commission (the "FTC"), various states and certain foreign jurisdictions (including France, the Province of Alberta, Canada and Mexico) regulate the sale of franchises. The FTC requires franchisors to make extensive disclosure to prospective franchisees but does not require registration. A number of states in which the Company's franchisees operate require registration or disclosure in connection with franchise offers and sales. In addition, several states in which the Company's franchisees operate have "franchise relationship laws" or "business opportunity laws" that limit the ability of the franchisor to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. While the Company's business has not been materially adversely affected by such regulation, there can be no assurance that this will continue or that future regulation or legislation will not have such an effect.

FRAUDULENT TRANSFER

  The Company's obligations under the Original Notes are, and under the Exchange Notes will be, guaranteed by the Subsidiary Guarantors. The guarantees may be subject to review under state or federal fraudulent transfer laws in the event of the bankruptcy or other financial difficulty of a Subsidiary Guarantor. Under those laws, if a court in a lawsuit by an unpaid creditor or representative of creditors of a Subsidiary Guarantor, such as a trustee in bankruptcy or a Subsidiary Guarantor as debtor in possession, were to find that at the time the Subsidiary Guarantor issued its guarantee, it either (i) was insolvent, (ii) was rendered insolvent, (iii) was engaged in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital or (iv) intended to incur or believed that it would incur debts beyond its ability to pay as such debts matured, such court could avoid the guarantee and the Subsidiary Guarantor's obligations thereunder, and direct the return of any amounts paid thereunder to the Company or to a fund for the benefit of its creditors. Moreover, regardless of the factors identified in the foregoing clauses (i) through
(iv), the court could avoid the guarantee and direct such repayment if it found that the guarantee was issued with actual intent to hinder, delay, or defraud the Subsidiary Guarantor's creditors.

  The measure of insolvency for purposes of the foregoing will vary depending on the law of the jurisdiction being applied. Generally, however, an entity would be considered insolvent if the sum of its debts (including contingent or unliquidated debts) is greater than all of its property at a fair valuation or if the present fair salable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured.

LACK OF PUBLIC MARKET

  Prior to the Exchange Offer, there has not been any public market for the Notes. The Original Notes have not been registered under the Securities Act or any state securities laws and will be subject to restrictions on transferability to the extent that they are not exchanged for Exchange Notes by holders who are eligible to participate in the Exchange Offer. The Exchange Notes will constitute a new issue of securities with no established trading market and will not be listed on any national securities exchange or for quotation of the Exchange Notes on an automated dealer quotation system.

  Although the Initial Purchasers in the Offering have each informed the Company that they currently intend to make a market in the Exchange Notes, they are not obligated to do so, and any such market-making, if initiated, may be discontinued at any time without notice. The liquidity of any market for Exchange Notes will depend upon the number of holders of the Exchange Notes, the interest of securities dealers in making a market in the Exchange Notes and other factors. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. If an active trading market for the Exchange Notes does not develop, the market price and liquidity of the Exchange Notes may be adversely affected. If the Exchange Notes are traded, they may trade at a discount from their face value, depending upon prevailing interest rates, the market for similar securities, the performance of the Company and certain other factors.

CONSEQUENCES OF FAILURE TO EXCHANGE

  Holders of Original Notes who do not exchange their Original Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Original Notes as set forth in the legend thereon as a consequence of the issuance of the Original Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Original Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom. The Company does not intend to register the Original Notes under the Securities Act. In addition, any holder of Original Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives

Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or any other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer may be deemed to be an "underwriter" within the meaning of the Securities Act. To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Original Notes could be adversely affected due to the limited amount, or "float," of the Original Notes that are expected to remain outstanding following the Exchange Offer. Generally, a lower "float" of a security could result in less demand to purchase such security and could, therefore, result in lower prices for such security. For the same reason, to the extent that a large amount of Original Notes are not tendered or are tendered and not accepted in the Exchange Offer, the trading market for the Exchange Notes could be adversely affected. See "Plan of Distribution" and "The Exchange Offer."

CONSEQUENCES OF FAILURE TO PROPERLY TENDER THE ORIGINAL NOTES IN THE EXCHANGE

  Issuance of the Exchange Notes in exchange for the Original Notes pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Original Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Original Notes desiring to tender such Original Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. Neither the Exchange Agent nor the Company is under any duty to give notification of defects or irregularities with respect to tenders of Original Notes for exchange. Original Notes that are not tendered or that are tendered but not accepted by the Company for exchange, will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act and, upon consummation of the Exchange Offer, certain registration rights under the Registration Agreement will terminate.

                                USE OF PROCEEDS

  The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Agreement. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive in exchange, Original Notes in like principal amount, the terms of which are identical to the Exchange Notes. The Original Notes surrendered in exchange for the Exchange Notes will not result in any increase in the indebtedness of the Company.

  The net proceeds to the Company from the Offering (after deducting the Initial Purchasers' discounts and expenses payable by the Company in connection with the Offering), of approximately $99 million were used to repay amounts outstanding under the revolving portion of the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness" for a description of the interest rate and maturity date under the Credit Facility and of the use of proceeds borrowed thereunder.

                                CAPITALIZATION

  The following table sets forth the historical capitalization of the Company as of June 30, 1998. This information should be read in conjunction with "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Certain Indebtedness," "Description of Notes" and the Company's Consolidated Financial Statements and related notes thereto included elsewhere in this Offering Memorandum.

                                                                      AS OF
                                                                     JUNE 30,
                                                                       1998
                                                                     --------
Cash and cash equivalents........................................... $  6,365
                                                                     ========
Debt:
 Credit Facility(1) and working capital line........................ $179,200
 7.125% Senior Notes Due 2008.......................................   99,436(2)
 Other Long-term Debt...............................................   15,083
                                                                     --------
    Total Debt......................................................  293,719
Shareholders' equity................................................   57,187
                                                                     --------
    Total Capitalization............................................ $350,906
                                                                     ========

--------
(1) Includes the current portion of long-term debt in the amount of approximately $10.04 million.
(2) Net of discount in connection with the issuance of the Original Notes.

                        PRO FORMA FINANCIAL INFORMATION

  The purpose of the Offering is to refinance certain of the Company's existing short-term bank borrowings under the Credit Facility, with long-term debt to be represented by the Notes issued in the Offering at a rate of 7.125%. The impact of the Offering and the application of the estimated proceeds therefrom on the Company's interest expense and income from continuing operations for the six-month period ended June 30, 1998 assuming the refinancing occurred as of the beginning of the period would be to increase interest expense by $270,000 and to decrease income from continuing operations by $157,000. The impact of the Offering on interest expense and income from continuing operations of the Company and its subsidiaries for the seven-month period ended December 31, 1997 assuming the refinancing occurred as of the beginning of the period would be to decrease interest expense by $65,000 and to increase income from continuing operations by $38,000. The impact of the Offering on interest expense and income from continuing operations of the Company and its subsidiaries for the fiscal year ended May 31, 1997 would be to decrease interest expense by $597,000 and increase income from continuing operations by $348,000. The offering will have no impact on the Company's June 30, 1998 balance sheet. This pro forma financial information is provided for informational purposes only and does not purport to be indicative of the results of operations and financial position of the Company and its subsidiaries that actually would have been obtained if the Offering had been effected on the dates indicated or of those results that may be obtained in the future.

                              THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  The Original Notes were originally sold by the Company on May 4, 1998 to the Initial Purchasers pursuant to the Purchase Agreement. The Initial Purchasers subsequently resold the Original Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. As a condition to the completion of the Offering, the Company entered into the Registration Agreement with the Initial Purchasers pursuant to which the Company agreed to file with the Commission the Registration Statement on the appropriate form under the Securities Act with respect to an offer to exchange the Original Notes for Exchange Notes. The Exchange Notes will be substantially identical to the Original Notes, except that the Exchange Notes will have been registered under the Securities Act and, therefore, will not contain terms with respect to transfer restrictions (other than those that might be imposed by state securities laws). In the event that (i) any changes in law or applicable interpretations of the Staff of the Commission do not permit the Company to effect the Exchange Offer, (ii) for any other reason the registration statement of which this Prospectus is a part is not declared effective within 180 days of the issuance date of the Original Notes or the Exchange Offer is not consummated within 210 days, (iii) the Initial Purchasers so request with respect to Original Notes not eligible to be exchanged for Exchange Notes in the Exchange Offer or (iv) any holder of Original Notes (other than an Initial Purchaser) is not eligible to participate in the Exchange Offer or does not receive freely tradeable Exchange Notes in the Exchange Offer other than by reason of such holder being an affiliate of the Company (it being understood that the requirement that a broker-dealer deliver this prospectus in connection with sales of Exchange Notes shall not result in such Exchange Notes being not freely tradeable), the Company will, at its cost, (a) as promptly as practicable, file a Shelf Registration Statement covering resales of the Original Notes or the Exchange Notes, as the case may be, (b) cause the Shelf Registration Statement to be declared effective under the Securities Act and (c) use its best efforts to keep the Shelf Registration Statement effective until two years after its effective date.

  Based upon an interpretation by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that a holder (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchanges Original Notes for Exchange Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement with any person to participate, in a distribution of the Exchange Notes, will be allowed to resell Exchange Notes to the public without further registration under the Securities Act and without delivering the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 the Securities Act. However, if any holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in the distribution of the Exchange Notes or is a broker-dealer, such holder cannot rely on the position of the staff of the Commission enumerated in certain no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the Registration Agreement, the Company has agreed to make this Prospectus, as it may be amended or supplemented from time to time, available to broker-dealer for use in connection with any resale starting on the date hereof and ending on the close of business on the earlier to occur of (i) the date on which all Exchange Notes held by broker-dealers eligible to use the Prospectus to satisfy their prospectus delivery obligations under the Securities Act have been sold and (ii) the date 180 days after the Expiration Date. See "Plan of Distribution."

  Each holder who wishes to exchange such Original Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including representations that (i) the Exchange Notes to be acquired by such holder of Original Notes in connection with the Exchange Offer are being acquired by such holder in the ordinary course of its business, (ii) if such holder is not a broker-dealer, such holder is not currently participating in, does not intend to participate in, and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes, (iii) if such holder is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purposes of distributing the Exchange Notes, such holder will comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in no-action letters, (iv) such holder understands that a secondary resale transaction described in clause (iii) above and any resales of Exchange Notes obtained by such holder in exchange for Original Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission and (v) it is not an affiliate (as defined in Rule 405 under the Securities Act) of the Company.

  The summary herein of certain provisions of the Registration Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, all the provisions of the Registration Agreement, a copy of which is filed as an exhibit to the Exchange Offer Registration Statement of which this Prospectus is a part.

  Following the consummation of the Exchange Offer, holders of the Original Notes who were eligible to participate in the Exchange Offer but who did not tender their Original Notes will not have any further registration rights and such Original Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Original Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Original Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Original Notes accepted in the Exchange Offer. Holders may tender some or all of their Original Notes pursuant to the Exchange Offer. However, Original Notes may be tendered only in integral multiples of $1,000.

  The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the Exchange Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (ii) the holders of the Exchange Notes will not be entitled to certain rights under the Registration Agreement, including the provisions providing for an increase in the interest rate on the Original Notes in certain circumstances relating to the timing of the Exchange Offer, all of which rights generally will terminate when the Exchange Offer is terminated. The Exchange Notes will evidence the same debt as the Original Notes and will be entitled to the benefits of the Indenture.

  The Exchange Offer is not conditioned upon any minimum number of Original Notes being tendered. As of the date of this Prospectus, $100,000,000 aggregate principal amount of Original Notes were outstanding.

  Holders of Original Notes do not have any appraisal or dissenters rights under the General Corporation Law of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

  The Company shall be deemed to have accepted validly tendered Original Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from the Company.

  If any tendered Original Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Original Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date. See "--Procedure for Tendering," "-- Book-Entry Transfer," "--Guaranteed Delivery Procedures" and "--Conditions."

  Holders whose Original Notes are not tendered or are tendered but not accepted in the Exchange Offer will continue to hold such Original Notes and will be entitled to all the rights and preferences and subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer, the holders will continue to be subject to the existing restrictions upon transfer thereon and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Original Notes held by them. To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Original Notes could be adversely affected. See "Risk Factors--Consequences of Failure to Exchange."

  Holders who tender Original Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Original Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSION; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time, on
     , 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange offer is extended.

  In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

  The Company reserves the right, in its sole discretion, (i) to delay accepting any Original Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "--Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

INTEREST ON THE EXCHANGE NOTES

  The Exchange Notes will bear interest at the rate of 7.125% per annum from their date of issuance. Interest on the Exchange Notes will be payable semi-annually on May 1 and November 1 of each year, commencing November 1, 1998. Interest on the Original Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes. Interest accrued on the Original Notes so accepted for exchange from the most recent date to which interest has been paid or duly provided for on such Original Notes or, if no interest has been paid or duly provided for, from May 4, 1998, through, but not including, the date that the Exchange Notes are issued, will be paid with the first interest payment on the Exchange Notes.

PROCEDURES FOR TENDERING

  For a holder of Original Notes to tender Original Notes validly pursuant to the Exchange Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantee, or (in the case of a book-entry transfer) an Agent's Message (as defined below) in lieu of the Letter of Transmittal, and any other required documents, must be received by the Exchange Agent at the address set forth in the Letter of Transmittal prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, prior to

5:00 p.m., New York City time, on the Expiration Date, either (a) certificates for tendered Original Notes must be received by the Exchange Agent at such address or (b) such Original Notes must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender received by the Exchange Agent, including an Agent's Message if the tendering holder has not delivered a Letter of Transmittal).

  The term "Agent's Message" means a message transmitted by the Depositary, received by the Exchange Agent and forming part of the confirmation of a book-entry transfer, which states that the Depositary has received an express acknowledgment from the participant in the Depositary tendering Original Notes which are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant. In the case of an Agent's Message relating to guaranteed delivery, the term means a message transmitted by the Depositary and received by the Exchange Agent, which states that the Depositary has received an express acknowledgment from the participant in the Depositary tendering Original Notes that such participant has received and agrees to be bound by the Notice of Guaranteed Delivery.

  By tendering Original Notes pursuant to the procedures set forth above, each holder will make to the Company the representations set forth above in the third paragraph under the heading "--Purpose and Effect of the Exchange Offer."

  The tender by a holder and the acceptance thereof by the Company will constitute agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. THE METHOD OF DELIVERY OF ORIGINAL NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND SOLE RISK OF THE HOLDER. AS AN ALTERNATIVE TO DELIVERY BY MAIL, HOLDERS MAY WISH TO CONSIDER OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR ORIGINAL NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender such Original Notes, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering such Original Notes in such beneficial owner's name, either make appropriate arrangements to register ownership of the Original Notes in such beneficial owner's name or obtain a properly completed bond power from the registered holder of the Original Notes. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Original Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 of the Exchange Act (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered holder of any Original Notes listed therein, such Original Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Original Notes with the signature thereon guaranteed by an Eligible Institution.

  If the Letter of Transmittal or any Original Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, offices of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

  The Exchange Agent and the Depositary have confirmed that the Exchange Offer is eligible for DTC's Automated Tender Offer Program ("ATOP"). Accordingly, DTC participants may electronically transmit their acceptance of the Exchange Offer by causing DTC as the Depositary to transfer Original Notes to the Exchange Agent in accordance with DTC's ATOP procedures for transfer. The Depositary will then send an Agent's Message to the Exchange Agent.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Original Notes and withdrawal of tendered Original Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Original Notes not properly tendered or any Original Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right in its sole discretion to waive any defects, irregularities or conditions of tender as to particular Original Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Original Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Original Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Original Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

BOOK-ENTRY TRANSFER

  The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Original Notes at the Depositary for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Depositary's system may make book-entry delivery of Original Notes by causing the Depositary to transfer such Original Notes into the Exchange Agent's account with respect to the Original Notes in accordance with the Depositary's procedures for such transfer. Although delivery of the Original Notes may be effected through book-entry transfer into the Exchange Agent's account at the Depositary, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee, or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth in the Letter of Transmittal on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the Depositary does not constitute delivery to the Exchange Agent.

  Unless an exemption applies under the applicable law and regulations concerning "backup withholding" of federal income tax, the Exchange Agent will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a holder pursuant to the Exchange Offer if the holder does not provide its taxpayer identification number (social security number or employer identification number) and certify that such number is correct. Each tendering holder should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Exchange Agent.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Original Notes and (i) whose Original Notes are not immediately available, (ii) who cannot deliver their Original Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if: (a) the tender is made through an Eligible Institution; (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Original Notes and the principal amount of Original Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three business days after the date of execution of the Notice of Guaranteed Delivery, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Original Notes (or a confirmation of book-entry transfer of such Original Notes into the Exchange Agent's account at the Depositary), and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent or, alternatively, the Holder shall have complied with the Depositary's ATOP procedures; and (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificates representing all tendered Original Notes in proper form for transfer (or a confirmation of book-entry transfer of such Original Notes into the Exchange Agent's account at the Depositary), and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three business days after the date of execution of the Notice of Guaranteed Delivery.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Original Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of Original Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

  To withdraw a tender of Original Notes in the Exchange Offer, a written or facsimile notice of withdrawal must be received by the Exchange Agent at its address set forth in the Letter of Transmittal prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Original Notes to be withdrawn (the "Depositor"), (ii) identify the Original Notes to be withdrawn (including the certificate number(s) and principal amount of such Original Notes, or, in the case of Original Notes transferred by book-entry transfer, the name and number of the account at the Depositary to be credited), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Original Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Original Notes register the transfer of such Original Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Original Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Original Notes so withdrawn are validly retendered. Any Original Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Original Notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

  Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange Notes for, any Original Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Original Notes, if:

    (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the Company's reasonable discretion, might materially impair the ability of the Company to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Company or any of its subsidiaries; or

    (b) any law, statute, rule, regulation or interpretation by the Staff of the Commission is proposed, adopted or enacted, which, in the Company's reasonable discretion, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

    (c) any governmental approval has not been obtained, which approval the Company shall, in the Company's reasonable discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

  If the Company determines in its reasonable discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Original Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Original Notes (see "--Withdrawal of Tenders"), or
(iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Original Notes which have not been withdrawn.

  The foregoing conditions are solely for the benefit of the Company and may be asserted by the Company in good faith regardless of the circumstances giving rise to such conditions or may be waived by the Company in whole or in part at any time and from time to time in its discretion. The failure by the Company at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. In addition, the Company has reserved the right, notwithstanding the satisfaction of each of the foregoing, to terminate or amend the Exchange Offer.

EXCHANGE AGENT

  Marine Midland Bank (the "Exchange Agent") has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

      By Registered or Certified Mail; By Overnight Courier; or By Hand:

                              Marine Midland Bank
                                 140 Broadway
                                    Level A
                         New York, New York 10005-1180
                      Attention: Corporate Trust Services
                                (212) 658-5931

                                 By Facsimile:

                                (212) 658-2292
                      Attention: Corporate Trust Services

  DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by officers and regular employees of the Company and its affiliates.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

  The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

ACCOUNTING TREATMENT

  The Exchange Notes will be recorded at the same carrying value as the Original Notes, which is face value, net of original issue discount, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company. The expenses of the Exchange Offer will be expensed over the term of the Exchange Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

  Holders of Original Notes who do not exchange their Original Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Original Notes as set forth in the legend thereon. In general, the Original Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Original Notes under the Securities Act.

FEDERAL INCOME TAX CONSEQUENCES

  The exchange of Original Notes for Exchange Notes by holders will not be a taxable exchange for federal income tax purposes, and holders should not recognize any taxable gain or loss or any interest income as a result of such exchange.

OTHER

  Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

  As a result of the making of, and upon acceptance for exchange of all validly tendered Original Notes pursuant to the terms of this Exchange Offer, the Company will have fulfilled a covenant contained in the terms of the Original Notes and the Registration Agreement. Holders of the Original Notes who do not tender their certificates in the Exchange Offer will continue to hold such certificates and will be entitled to all the rights, and limitations applicable thereto, under the Indenture, except for any such rights under the Registration Agreement which by their terms terminate or cease to have further effect as a result of the making of this Exchange Offer. See "Description of Exchange Notes." All untendered Original Notes will continue to be subject to the restriction on transfer set forth in the Indenture. To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Original Notes could be adversely affected. See "Risk Factors--Consequences of Failure to Exchange."

  The Company may in the future seek to acquire untendered Original Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any Original Notes which are not tendered in the Exchange Offer.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The following table presents selected historical consolidated financial data of the Company as of and for the six-months period ended June 30, 1998 and 1997, the seven-month periods ended December 31, 1997 and 1996 and the five fiscal years ended May 31, 1997, 1996, 1995, 1994 and 1993. During September 1997, the Company changed its fiscal year from a May 31 year-end to a December 31 year-end.

  The selected historical consolidated financial data as of and for the seven months ended December 31, 1997 and the four fiscal years ended May 31, 1997, 1996, 1995 and 1994 (with respect to income statement data only) are derived from the audited consolidated financial statements of the Company. The selected historical consolidated financial data for the six-month periods ended June 30, 1998 and 1997, the seven-month period ended December 31, 1996 and the fiscal year ended May 31, 1993 and the selected historical consolidated balance sheet data and certain other data as of May 31, 1994 are derived from the Company's unaudited consolidated financial statements which, in the opinion of management, include all material adjustments necessary at such dates and for such periods. The selected historical consolidated financial data presented herein for all periods are presented as if the Company were a separate entity. See the "Basis of Presentation" note to the Company's Consolidated Financial Statements. The Company's historical net income and cash flows as a wholly-owned subsidiary of Manor Care or Former Choice (all periods prior to October 15, 1997) are not necessarily indicative of the net income and cash flows the Company might have realized as an independent entity. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related notes thereto contained elsewhere herein.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                        SIX-MONTH      SIX-MONTH
                       PERIOD ENDED   PERIOD ENDED  SEVEN-MONTH PERIOD
                         JUNE 30,       JUNE 30,    ENDED DECEMBER 31,                     YEAR ENDED MAY 31,
                       ------------   ------------ ------------------------- -------------------------------------------
                           1998           1997       1997           1996       1997        1996        1995    1994(1)
                       ------------   ------------ ---------     ----------- --------    --------    --------  --------
                       (UNAUDITED)    (UNAUDITED)                (UNAUDITED)
                                      (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)
STATEMENT OF INCOME
 DATA:
 Revenues(13)......      $ 77,606       $81,688    $ 107,839       $99,978   $168,039    $151,748    $129,027  $112,829
 Operating
  expenses(13).....        39,955        49,178       55,665        54,511     97,677     117,365(2)   87,061    84,706
                         --------       -------    ---------       -------   --------    --------    --------  --------
 Operating income..        37,651        32,510       52,174        45,467     70,362      34,383      41,966    28,123
                         --------       -------    ---------       -------   --------    --------    --------  --------
 Interest on notes
  payable to Manor
  Care.............           --            --           --            --       7,083       7,083       7,083     7,083
 Minority interest
  expense..........           --            --           --            --         --        1,532       2,200     1,476
 Interest and
  other, net.......         1,433(12)     5,008        5,791(3)      5,784      3,704(4)    4,791       3,672     3,591
                         --------       -------    ---------       -------   --------    --------    --------  --------
   Total other
    expenses.......         1,433         5,008        5,791         5,784     10,787      13,406      12,955    12,150
                         --------       -------    ---------       -------   --------    --------    --------  --------
Income before
 income taxes......        36,218        27,502       46,383        39,683     59,575      20,977      29,011    15,973
Income taxes.......       (15,085)      (11,455)     (19,096)      (16,338)   (24,845)     (9,313)    (12,783)   (7,372)
                         --------       -------    ---------       -------   --------    --------    --------  --------
Net income.........      $ 21,133       $16,047    $  27,287       $23,345   $ 34,730    $ 11,664    $ 16,228  $  8,601
                         --------       -------    ---------       -------   --------    --------    --------  --------
Basic earnings per
 share(5)..........      $   0.36       $  0.26    $    0.46       $  0.37   $   0.55    $   0.19    $   0.26  $   0.14
                         ========       =======    =========       =======   ========    ========    ========  ========
Diluted earnings
 per share.........      $   0.35       $  0.26    $    0.45       $  0.37   $   0.55    $   0.19    $   0.26  $   0.14
                         ========       =======    =========       =======   ========    ========    ========  ========
OTHER DATA:
 EBITDA
  (unaudited)(6)(14)..   $ 51,551       $38,972    $  61,330       $51,514   $ 81,743    $ 69,450(7) $ 51,534  $ 37,472
 Cash flows from
  operating
  activities.......        17,054        29,816       33,607        25,153     45,505      32,742      37,851       N/A
 Cash flows from
  investing
  activities.......        (8,700)       (6,515)    (149,739)       (7,523)   (16,928)    (78,499)     (7,733)      N/A
 Cash flows from
  financing
  activities.......       (12,271)      (22,820)     122,247       (17,442)   (28,222)     48,513     (31,261)      N/A
 Ratio of earnings
  to fixed charges
  (unaudited)(8) ..          4.59x         5.99x        5.69x         7.05x      5.56x       2.42x       3.03x     2.18x
 Number of
  franchised
  properties
  (unaudited)......         3,567         3,397        3,484         3,220      3,344       3,052       2,835     2,713
 Number of rooms
  (unaudited)......       297,396       287,444      292,733       272,819    283,034     261,456     245,669   239,744
 Average royalty
  rate
  (unaudited)(9)...          3.50%         3.40%        3.51%         3.43%      3.43%       3.34%       3.20%     3.10%
BALANCE SHEET DATA
 (AT PERIOD END):
 Working capital
  (unaudited)......      $  8,384           --     $   5,397       $   500   $   (416)   $ (3,927)   $(29,423)      N/A
 Total assets......       408,344(10)       --       386,395(10)   217,870    221,473     212,803     189,087  $173,646
 Total debt(11)....       293,719           --       282,821       133,700    125,163     145,315     128,205   126,294
 Total
  liabilities......       351,157           --       337,137       168,700    164,280     182,271     201,786   169,237
 Total investments
  and advances from
  (to) Parent......           --            --           --         49,170     57,193      30,532     (12,699)    4,409
 Total
  shareholders'
  equity...........        57,187           --        49,258           --         --          --          --        --
                          1993
                       -----------
                       (UNAUDITED)
STATEMENT OF INCOME
 DATA:
 Revenues(13)......     $ 80,545
 Operating
  expenses(13).....       57,490
                       -----------
 Operating income..       23,055
                       -----------
 Interest on notes
  payable to Manor
  Care.............        7,083
 Minority interest
  expense..........          900
 Interest and
  other, net.......          145
                       -----------
   Total other
    expenses.......        8,128
                       -----------
Income before
 income taxes......       14,927
Income taxes.......       (6,422)
                       -----------
Net income.........     $  8,505
                       -----------
Basic earnings per
 share(5)..........     $   0.15
                       ===========
Diluted earnings
 per share.........     $   0.15
                       ===========
OTHER DATA:
 EBITDA
  (unaudited)(6)(14)..  $ 31,337
 Cash flows from
  operating
  activities.......          N/A
 Cash flows from
  investing
  activities.......          N/A
 Cash flows from
  financing
  activities.......          N/A
 Ratio of earnings
  to fixed charges
  (unaudited)(8) ..         2.58x
 Number of
  franchised
  properties
  (unaudited)......        2,381
 Number of rooms
  (unaudited)......      216,990
 Average royalty
  rate
  (unaudited)(9)...          N/A
BALANCE SHEET DATA
 (AT PERIOD END):
 Working capital
  (unaudited)......          N/A
 Total assets......     $170,815
 Total debt(11)....      122,909
 Total
  liabilities......      144,982
 Total investments
  and advances from
  (to) Parent......       25,833
 Total
  shareholders'
  equity...........          --

-------
 (1) The selected historical consolidated income statement data for the fiscal year ended May 31, 1994 are derived from the audited consolidated financial statements of the Company. The selected historical consolidated balance sheet data and certain other data as of May 31, 1994 are derived from unaudited consolidated financial statements of the Company.
 (2) Fiscal year 1996 operating expenses include a non-cash, pre-tax charge of $24.8 million for impairment of certain long-lived assets associated with the Company's European operations.
 (3) Includes interest expense and other for the seven-month period ended December 31, 1997 of $8.79 million offset by approximately $2.4 million of accrued interest income on the Term Note (see note 10 below) and approximately $550,000 in dividend income from the Company's investment in Friendly Hotels, PLC ("Friendly").

 (4)Includes interest expense and other for fiscal year 1997 of approximately $4.65 million offset by approximately $943,000 in dividend income from the Company's investment in Friendly.
 (5) Basic earnings per share have been calculated for fiscal years 1993, 1994, 1995 and 1996 based on the weighted average shares outstanding of the Company's former parent Manor Care of 57,316,000, 60,524,000, 62,480,000 and 62,628,000, respectively, and for fiscal year 1997 based on the weighted average shares outstanding of the Company's former parent Former Choice of 62,680,000. Basic earnings per share have been calculated for the six-month period ended June 30, 1998 based on the weighted average shares outstanding from January 1, 1998 through June 30, 1998, for the seven-month period ended December 31, 1996 based on the weighted average shares outstanding of Manor Care from June 1, 1996 through November 1, 1996 and of Former Choice from November 2, 1996 through December 31, 1996 of 63,063,146 and for the seven-month period ended December 31, 1997 based on the weighted average shares outstanding of Former Choice from June 1, 1997 through October 15, 1997 and of the Company from October 16, 1997 through December 31, 1997 of 59,798,000.
 (6) EBITDA consists of the sum of net income, interest expense, income taxes, depreciation and amortization and non-cash asset writedowns. EBITDA is presented because such data is used by certain investors to determine the Company's ability to meet debt service obligations, fund capital expenditures and expand its business. The Company considers EBITDA to be an indicative measure of operating performance particularly due to the large amount of goodwill and franchise rights amortization. Such information should not be considered an alternative to net income, operating income, cash flow from operations or any other operating or liquidity performance measure prescribed by GAAP. Cash expenditures (including nondiscretionary expenditures) for various long-term assets, interest expense and income taxes have been, and will be, incurred which are not reflected in the EBITDA presentation and therefore EBITDA does not represent funds available for management's discretionary use. EBITDA presented by the Company may not be comparable to EBITDA defined and presented by other companies.
 (7) Fiscal year 1996 EBITDA excludes a non-cash, pre-tax charge of $24.8 million for impairment of certain long-lived assets associated with the Company's European operations.
 (8) Earnings used in computing the ratio of earnings to fixed charges consist of income before income taxes and fixed charges. Fixed charges consist of interest expense and the amortization of deferred financing fees and that portion of rental expense representative of interest.
 (9) Represents domestic royalty fees as a percentage of aggregate gross room revenues of all domestic Choice Brand franchised hotels.
(10) Includes the Term Note in an aggregate principal amount of $115.0 million plus accrued interest thereon as of December 31, 1997 and June 30, 1998 of $2.4 million and 4.9 million, respectively and a receivable from Sunburst as of December 31, 1997 and June 30, 1998 of $25.1 million and $19.9 million, respectively. See "Risk Factors--Significant Receivables from Sunburst."
(11) Includes a note payable to Manor Care in the amount of $78.7 million, as of December 31, 1996 and as of May 31, 1997, 1996, 1995, 1994 and 1993.
(12) Includes interest expense and other for the six-month period ended
     June 30, 1998 of $9.6 million offset by approximately $4.9 million of accrued interest income on the Term Note (see note 10 above), approximately $1.0 million in dividend income from the Company's investment in Friendly Hotels PLC ("Friendly") and approximately
     $2.2 million of gain recognized from the sale of certain investments.
(13) During the second quarter of 1998, the Company changed its presentation of marketing and reservation fees such that the fees collected and associated expenses are reported on a net basis. All periods have been restated to conform to this presentation.
(14) Depreciation and amortization related to the marketing and reservation funds included in EBITDA was $2.2 million for the six month period ended June 30, 1998, $1.2 million for the six months ended June 30, 1997, $2.2 million for the seven-month period ended December 31, 1997 and $2.8 million, $2.7 million and $2.1 million for the fiscal years ended May 31, 1997, May 31, 1996 and May 31, 1995, respectively.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The Company is the world's second largest franchisor of hotel properties with 3,567 franchised properties open and 870 franchised properties under development at June 30, 1998, representing 297,396 rooms open and 76,523 rooms under development in 33 countries. The Company franchises lodging properties under the Choice Brands: Comfort, Quality, Clarion, Sleep, Rodeway, Econo Lodge and MainStay. The Company has over 2,100 franchisees in its domestic franchise system, the largest of which, Sunburst, accounted for approximately 5% of the Company's royalty fees for the six months ended June 30, 1998. The Company franchises hotels in all 50 states and the District of Columbia and 32 additional countries, with 94% of its franchising revenue generated from hotels franchised in the United States. Accordingly, management's discussion of its franchise operating results focuses on the performance of the domestic system.

  The principal factors that affect the Company's operating results are: (i) growth in the number of hotels under franchise, (ii) occupancy and room rates achieved by the hotels under franchise, (iii) the number and relative mix of franchised hotels and (iv) the Company's ability to manage costs. The number of rooms at franchised properties and occupancy and room rates at those properties significantly affect the Company's results because franchise royalty fees are based upon room revenues at franchised hotels. The variable overhead costs associated with franchise system growth are substantially less than incremental royalty fees generated from new franchisees, therefore the Company is able to capture a significant portion of those royalty fees as operating income.

  During September 1997, the Company changed its fiscal year from a May 31 year-end to a December 31 year-end. Accordingly, the following discussion includes a discussion of the unaudited results of the six months ended June 30, 1998 as compared to unaudited results from the comparable six month period in 1997 as well as the audited results of the seven months ended December 31, 1997, as compared to unaudited results from the comparable seven-month period in 1996.

 Comparison of Six Month Period Ended June 30, 1998 Operating Results and Six Month Period Ended June 30, 1997 Operating Results

  The Company reported net income of $21.1 million, or $0.35 per diluted share, for the six months ended June 30, 1998, compared to net income for the same period of 1997 of $16.0 million, or $0.26 per diluted share. The $0.35 per share includes approximately $0.02 resulting from a sale of certain investments held by the Company. Exclusive of this gain, diluted earnings per share increased 26.9% to $0.33 per share from $0.26 per share. The increase in net income for the period is primarily attributable to an increase in franchise revenue as a direct result of the addition of new licensees to the franchise system, improvements in the operating performance of franchised hotels and the control of the Company's selling, general and administrative costs.

 Franchise Revenues

  In operating the franchise business, the Company collects marketing and reservation fees and assessments from its franchisees. The Company is contractually obligated to disburse these fees for marketing and reservation activities to be provided on behalf of its franchisees. Management, therefore, analyzes its franchise business based on revenues net of marketing and reservation fees ("net franchise revenue") and franchise operating expenses which are reflected as selling, general and administrative expenses.

  Net franchise revenues include royalty fees, initial franchise fees and relicensing fees earned on contracts signed and other revenues, including partner service revenue. Net franchise revenues are dependent upon growth in the number of franchised properties as well as the underlying performance of franchised hotels for continued growth. The key industry standard for measuring hotel operating performance is revenue per available room ("RevPAR"), which is calculated by multiplying the percentage of occupied rooms by the average daily room rate realized.

  The Company's net franchise revenues were $64.1 million for the six months ended June 30, 1998 and $61.2 million for the six months ended June 30, 1997.

  Total net franchise revenues are computed as follows:

                                                               JUNE 30, JUNE 30,
                                                                 1998     1997
                                                               -------- --------
                                                                 (IN MILLIONS)
Total franchise revenues......................................  $ 76.5   $ 73.1
Product sales.................................................   (12.4)   (11.9)
                                                                ------   ------
Total net franchise revenues..................................  $ 64.1   $ 61.2
                                                                ======   ======

  Royalties increased $5.0 million to $50.1 million in 1998 from $45.1 million in 1997, an increase of 11.1%. The increase in royalties is attributable to a net increase of 157 franchisees during the period representing an additional 12,077 rooms added to the system, an improvement in domestic RevPAR of 1.4% and an increase in the effective royalty rate of the domestic hotel system to 3.50% from 3.40%. Also, foreign fees increased $1.6 million for the six months ended June 30, 1998 from the six months ended June 30, 1997. Initial fee and relicensing fee revenue generated from domestic franchise contracts signed decreased to $7.6 million from $8.8 million in 1997. However, total franchise agreements signed in the six months ended June 30, 1998 were 368, as compared to 324 for the six months ended June 30, 1997. The decline in initial and relicensing fee revenue is attributable to certain incentives offered related to the Company's Sleep Inn brand. The total number of hotels open and under development increased to 4,437 from 4,191, an increase of 5.9% for the period ending June 30, 1998. This represents an increase in the number of rooms open and under development of 4.6% from 357,451 as of June 30, 1997 to 373,919 as of June 30, 1998.

 Franchise Expenses

  Selling, general and administrative expenses declined approximately $1 million between years. As a percentage of total net franchising revenues, total franchising selling, general and administrative expenses declined to 36.9% for the six months ended June 30, 1998 as compared to 40.4% for 1997. The improvement in the franchising margins relates to the economies of scale generated from operating a larger franchisee base, cost control initiatives and improvements in franchised hotel performance.

 Product Sales

  Sales made to franchisees through the Company's group purchasing program increased $500,000 (or 4.2%) to $12.4 million for the six months ended June 30, 1998 from $11.9 million at June 30, 1997. The group purchasing program utilizes bulk purchases to obtain favorable pricing from third party vendors for franchisees ordering similar products. The Company acts as a "clearing-house" between the franchisee and the vendor, and orders are shipped directly to the franchisee.

  Similarly, product cost of sales increased approximately $300,000 (or 2.7%) for the six months ended June 30, 1998. The product services margins increased for the six months ended June 30, 1998 to 6.2% from 4.7% at June 30, 1997. This purchasing program is provided to the franchisees as a service and is not expected to be a major component of the Company's profitability.

 Other

  For the six months ended June 30, 1998, the Company recognized approximately $1.0 million in dividend income from its investment in Friendly and approximately $4.9 million of interest income from its subordinated term note to Sunburst Hospitality, Inc. For the six months ended June 30, 1998, the Company recognized a gain of approximately $2.2 million from the sale of certain investments.

 Comparison of Seven-Month Period Ended December 31, 1997 Operating Results and Seven-Month Period Ended December 31, 1996 Operating Results

  The Company recorded net income of $27.3 million for the seven-month period ended December 31, 1997 ("December 1997"), an increase of $4.0 million, compared to net income of $23.3 million for the seven-month period ended December 31, 1996 ("December 1996"). The increase in net income for December 1997 was primarily attributable to an increase in royalty fee revenue as a direct result of the addition of new franchisees to the system and improvements in the operating performance of franchised hotels.

  Summarized financial results for December 1997 and December 1996 are as follows:

                                                             SEVEN MONTHS ENDED
                                                                DECEMBER 31,
                                                            --------------------
                                                              1997      1996
                                                            -------- -----------
                                                                     (UNAUDITED)
                                                               (IN THOUSANDS)
REVENUES:
  Royalty fees............................................. $ 70,308  $ 61,821
  Marketing and reservation fees...........................   72,284    66,273
  Product sales............................................   13,524    14,717
  Initial franchise fees and relicensing fees..............    8,597     9,304
  Other, including partner service revenue.................    4,869     3,161
  European hotel operations................................   10,541    10,975
                                                            --------  --------
    Total revenue..........................................  180,123   166,251
OPERATING EXPENSES:
  Marketing and reservation................................   70,102    63,379
  European hotel operations................................    9,203     9,745
  Selling, general and administrative......................   29,454    28,132
  Product services cost of sales...........................   13,031    13,481
  Depreciation and amortization............................    6,159     6,047
                                                            --------  --------
    Total operating expenses...............................  127,949   120,784
Operating income...........................................   52,174    45,467
Interest expense and other, net............................    5,791     5,784
                                                            --------  --------
Income before income taxes.................................   46,383    39,683
Income taxes...............................................   19,096    16,338
                                                            --------  --------
Net income................................................. $ 27,287  $ 23,345
                                                            ========  ========

  Net franchise revenues were $83.8 million for December 1997 and $74.3 million for December 1996. Royalties increased $8.5 million to $70.3 million from $61.8 million in December 1996, an increase of 13.8%. The increase in royalties is attributable to a net increase of 264 franchised properties from December 31, 1996 to

December 31, 1997 representing an additional 19,914 rooms added to the system, an improvement in domestic RevPAR of 2.4% and an increase in the effective royalty rate of the domestic hotel system to 3.51% from 3.43%. Initial and relicensing fee revenue generated from franchise contracts signed declined 7.5% to $8.6 million from $9.3 million in December 1996. Total franchise agreements signed in December 1997 were 368, down 14% from the total contracts signed in December 1996 of 428. The decline in initial fees is primarily a result of the Company's sales force reorganization and the resulting temporary displacement of the sales force. The reorganization of the regional market management sales and support force was completed in September 1997. Revenues generated from strategic partnership relationships increased to $3.4 million from $1.5 million in December 1996. This revenue relates to agreements that provide preferred vendors access to the Company's franchisees.

  Franchise Expenses. The cost to operate the franchising business is reflected in selling, general and administrative expenses. Selling, general and administrative expenses were $29.5 million for December 1997, an increase of $1.4 million from the December 1996 total of $28.1 million. The increases in selling, general and administrative expenses were primarily due to additional personnel to support company growth and new company initiatives. Selling, general and administrative expenses declined to 35.2% of net franchise revenues in December 1997 from 37.8% in December 1996. The improvement in the franchising margins relates to the economies of scale generated from operating a larger franchisee base, cost control initiatives and improvements in franchised hotel performance.

  Product Sales. Sales made to franchisees through the Company's group purchasing program declined $1.2 million to $13.5 million in December 1997 from $14.7 million in December 1996. The group purchasing program utilizes bulk purchases to obtain favorable pricing from third party vendors for franchisees ordering similar products. The Company acts as a "clearing-house" between the franchisee and the vendor, and orders are shipped directly to the franchisee.

  Similarly, product cost of sales decreased $0.45 million (or 3.3%) in December 1997. The product services margins decreased in December 1997 to 3.6% from 8.4% in December 1996. This purchasing program is provided to the franchisees as a service and is not expected to be a major component of the Company's profitability.

  European Hotel Operations. In January 1998, the Company and Friendly Hotels, PLC ("Friendly") consummated a transaction in which Friendly acquired from the Company the master franchise rights for the Comfort, Quality and Clarion brands for all of Europe with the exception of Scandinavia for a period of ten years, for a payment of $8.0 million payable in eight equal annual installments. As part of the transaction, Friendly acquired from the Company ten hotels in France, two in Germany and one in the United Kingdom in exchange for $22.2 million in 5.75% convertible preferred shares in Friendly. In addition, Friendly will pay the Company deferred compensation of $4.0 million in cash, payable by the fifth anniversary of the transaction or sooner depending on the level of future profits of the hotels acquired.

  Depreciation and Amortization. Depreciation and amortization increased to $6.2 million in December 1997 from $6.0 million in December 1996. The increase was primarily due to recent capital improvements to the Company's financial and billing information systems.

  Interest expense and other, net. Interest expense and other for December 1997 was $8.8 million offset by approximately $2.4 million of accrued interest income on the Term Note and approximately $0.55 million in dividend income from the Company's investment in Friendly. The increase in interest expense results from additional debt incurred in connection with the Company Spin-Off.

 Comparison of Fiscal Year 1997 Operating Results and Fiscal Year 1996 Operating Results

  The Company recorded net income of $34.7 million for the fiscal year ended May 31, 1997 ("fiscal 1997"), an increase of $23.0 million, compared to net income of $11.7 million for the fiscal year ended May 31, 1996

("fiscal 1996"). Fiscal 1996 results include a non-cash, pre-tax $24.8 million asset impairment charge related to the Company's European hotel operations. Exclusive of this charge, fiscal 1996 net income was $26.7 million. The increase in net income for fiscal 1997 was primarily attributable to an increase in royalty fee revenue as a direct result of the addition of new franchisees to the franchise system and improvements in the operating performance of franchised hotels.

  Franchise Revenues. Net franchise revenues were $126.7 million for fiscal 1997 and $110.6 million for fiscal 1996. Royalties increased $9.2 million to $97.2 million from $88.0 million in fiscal 1996, an increase of 10.5%. The increase in royalties is attributable to a net increase of 292 franchised properties during the period representing an additional 21,578 rooms added to the system, an improvement in domestic RevPAR of 2.9% and an increase in the effective royalty rate of the domestic hotel system to 3.43% from 3.34%. Initial franchising and relicensing fees increased 7.9% to $16.8 million from $15.6 million in fiscal 1996. Total franchise agreements signed in fiscal 1997 were 495, up 13.5% from the total contracts signed in fiscal 1996 of 436. Revenues generated from strategic vendor relationships increased to $6.1 million from $1.8 million in fiscal 1996. This revenue relates to agreements that provide preferred vendors access to the Company's franchisees.

  Franchise Expenses. Selling, general and administrative expenses were $51.1 million in fiscal 1997, an increase of $5.9 million from the fiscal 1996 total of $45.2 million. $4.8 million of the increase was directly attributable to additional costs of operating as an independent company apart from Manor Care. These additional costs are primarily additional staffing, incremental rental expenses, and consulting fees as the Company assumed certain administrative tasks previously provided by Manor Care. The remaining increases in selling, general and administrative expenses were primarily due to additional personnel to support company growth and new company initiatives.

  Franchising selling, general and administrative expenses were 40.3% of net franchising revenues in fiscal year 1997 and 40.9% of net franchising revenues in fiscal 1996. Exclusive of the $4.8 million increase resulting from the Former Choice Spin-Off, as a percentage of net franchising revenues, selling, general and administrative expenses declined to 36.5% in fiscal 1997 from 40.9% in fiscal year 1996. The improvement in the franchising margins primarily relates to the economies of scale generated from operating a larger franchisee base.

  Product Sales. Sales made to franchisees through the Company's group purchasing program increased $2.0 million to $23.6 million in fiscal 1997 from $21.6 million in fiscal 1996.

  Similarly, product cost of sales increased $2.1 million (or 9.9%) in fiscal 1997. The product services margins decreased in fiscal 1997 to 3.7% from 4.0% in fiscal 1996. This purchasing program is provided to the franchisees as a service and is not expected to be a major component of the Company's profitability.

  European Hotel Operations. Total revenues at the Company's owned hotel operations in Europe declined to $17.7 million in fiscal 1997 from $19.6 million in fiscal 1996. Operating margins at the hotels declined to 8.9% in fiscal 1997 from 10.6% in fiscal 1996. The decline in revenue and operating performance reflects the difficult economic and competitive climates in which a number of the European hotels operated.

  Depreciation and Amortization. Depreciation and amortization decreased $1.4 million (or 11.9%) to $10.4 million in fiscal 1997 from $11.8 million in fiscal 1996. The decrease was primarily due to the asset impairment charge against European fixed assets which reduced the asset base upon which depreciation is determined.

  Provision for Asset Impairment. In fiscal 1996, the Company recorded a non-cash, pre-tax charge against earnings of $24.8 million relating to impairment of certain long-lived assets related to the Company's European hotel operations.

  Other. In fiscal 1997, the Company recognized $0.94 million in dividend income from its investment in Friendly.

 Comparison of Fiscal Year 1996 Operating Results and Fiscal Year 1995 Operating Results

  Net income for fiscal 1996 was $11.7 million, a decrease of $4.5 million (or 27.8%) compared to net income of $16.2 million for the fiscal year ended May 31, 1995 ("fiscal 1995"). Net income in fiscal 1996 includes a one-time non-cash, pre-tax $24.8 million asset impairment charge relating to the Company's European hotel operations. Exclusive of the $24.8 million charge, net income increased to $26.7 million in fiscal 1996, a 64.8% increase over fiscal 1995.

  Franchise Revenues. Net franchise revenues were $110.6 million for fiscal 1996 and $95.9 million for fiscal 1995. Royalties increased $9.9 million to $88.0 million in fiscal 1996 from $78.1 million, an increase of 12.7%. The increase in royalties is attributable to a net increase of 217 franchised properties during the period, representing an additional 15,787 rooms added to the system, an improvement in domestic RevPAR of 5.1% and an increase in the effective royalty rate of the domestic hotel system to 3.34% from 3.20%. Initial franchising and relicensing fees increased 33.3% to $15.6 million in fiscal 1996 from $11.7 million in fiscal 1995. Total franchise agreements signed in fiscal 1996 were 436, up 21.4% from the total contracts signed in fiscal 1995 of 359.

  Franchise Expenses. Selling, general and administrative costs declined to $45.2 million in fiscal 1996 from $45.6 million in fiscal 1995.

  Selling, general and administrative expenses as a percentage of net franchise revenues declined to 40.9% in fiscal 1996 from 47.5% in fiscal 1995. The improvement in the franchising margins relates to the economies of scale generated from operating a larger franchisee base and improved operating performance of the franchised hotels.

  Product Sales. Sales made to franchisees through the Company's group purchasing program increased $7.1 million to $21.6 million in fiscal 1996 from $14.5 million in fiscal 1995.

  Similarly, product cost of sales increased $6.8 million (or 49.2%) in fiscal 1996. The product services margins were 4.0% in fiscal 1996 and fiscal 1995. This purchasing program is provided to the franchisees as a service and is not expected to be a major component of the Company's profitability.

  European Hotel Operations. Revenues from European hotel operations increased 5.2% in fiscal 1996. Operating margins increased to 10.6% in fiscal 1996 from 3.8% in fiscal 1995. The increase in fiscal 1996 was primarily due to improved performance of newly completed owned and managed hotels.

  Other Expenses. In fiscal 1996, the Company recorded a non-cash, pre-tax charge against earnings of $24.8 million relating to impairment of certain long-lived assets associated with the Company's European hotel operations.

 Liquidity and Capital Resources

  Net cash provided by operating activities was $33.6 million for December 1997, an increase of $8.4 million from $25.2 million for December 1996. At December 31, 1997, the total debt outstanding for the Company was $282.8 million.

  Net cash provided by operating activities was $17.1 million for the six months ended June 30, 1998, a decrease of approximately $12.7 million from $29.8 million for 1997. As June 30, 1998, the total long-term debt outstanding for the Company was $293.7 million.

  In May 1998, the Company consummated the Offering of the Original Notes with an aggregated payment amount of $100,000,000. The Original Notes bear a coupon rate of 7.125% and will mature on May 1, 2008, with interest to be paid semi-annually. The Company used the net proceeds from the offering of approximately $99 million to repay amounts outstanding under the Company's $300 million revolving credit facility. In connection with the Company Spin-Off on October 15, 1997, the Company was issued a $115.0 million 5-year 11% Subordinated Term Note from Sunburst (referred to elsewhere as the "Term Note"). The note is payable in full, along with accrued interest on October 15, 2002. Total interest accrued at June 30, 1998 was $7.3 million. As of June 30, 1998, approximately $19.9 million of receivables are due to the Company from Sunburst, which are included in current assets. These receivables relate to a net worth guarantee relating to the allocation of Former Choice liabilities between the Company and Sunburst as provided for under the terms of the Distribution Agreement and the reimbursement of various expenses paid by the Company subsequent to the date of the Company Spin-Off. See "Relationship Between the Company and Sunburst--Distribution Agreement."

  During fiscal 1995, prior to the Former Choice Spin-Off, the Company repurchased one-half of the 11% interest held by its management for $27.4 million. Approximately $19.8 million was allocated to goodwill. On May 31, 1996, the Company repurchased the remaining 5.5% minority interest in the Company for $27.9 million. Approximately $26.4 million was allocated to goodwill. During fiscal 1996, the Company purchased a 5% common stock interest and a preferred stock interest in Friendly for approximately $17.1 million.

  Investment in property and equipment includes computer hardware as well as new developments and enhancements of reservation and finance systems. During the six month period ended June 30, 1998, December 1997 and fiscal 1997, capital expenditures totaled $5.6 million, $7.3 million and $10.6 million, respectively, and related primarily to the development of a new property management system and the installation of new financial systems. Capital expenditures in prior years included amounts for computer hardware, reservation systems and European hotel capital improvements.

  On October 15, 1997, the Company entered into a five-year $300 million competitive advance and multi-currency credit facility. The credit facility provides for a term loan of $150 million and a revolving credit facility of $150 million, $50 million of which is available in foreign currency borrowings. At the time of the Distribution, the Company borrowed $150 million under the term loan and $89.5 million under the revolving credit facility, the proceeds of which were used to fund the Term Note and to refinance existing indebtedness. As of December 31, 1997, the Company had $150 million of term loans outstanding, $86.6 million of revolving loans and $31 million of multi-currency borrowings. The term loan is payable over five years, $15 million of which is due in 1998. The Credit Facility includes customary financial and other covenants that require the maintenance of certain ratios including maximum leverage, minimum net worth and interest coverage and restrict the Company's ability to make certain investments, repurchase stock, incur debt, and dispose of assets. At the Company's option, the interest rate may be based on LIBOR, a certificate of deposit rate or an alternate base rate (as defined therein), plus a facility fee percentage. The rate is determined based on the Company's consolidated leverage ratio at time of borrowing. Interest on current borrowings is based on one of several rates including LIBOR. The average interest rate of the borrowings under the Credit Facility at December 31, 1997 was 6.60%.

  During the six months ended June 30, 1998, the Company repurchased approximately 1.8 million shares at a total cost of $26.8 million. Subsequent to June 30, 1998, the Company has repurchased 1.2 million shares of its common stock at a total cost of $14.4 million. The Company has authorization from its Board of Directors to repurchase up to an additional 5.8 million shares.

  The Company believes that cash flow from operations and available financing capacity is adequate to meet the expected operating, investing, financing and debt service requirements for the business for the immediate future.

  The Company has entered into interest rate swap agreements with a notional amount of $115 million at June 30, 1998, to fix certain of its variable rate debt in order to reduce the Company's exposure to fluctuations in interest rates. The interest rate differential to be paid or received on interest rate swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. On average, the interest rate swap agreements have a life of three and one-half years with a fixed rate of 6.68% and a variable rate at December 31, 1997 of 6.39%. As of June 30, 1998, the interest rate swap agreements have a fair market valuation of approximately ($1.9) million.

 Impact of Recently Issued Accounting Standards

  The Company has adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The adoption of SFAS No. 121 did not have a material impact on the Company's financial statements.

  The Company has adopted SFAS No. 130 "Reporting Comprehensive Income," in the first quarter of 1998. The impact of adoption was not material to the financial statements.

  The Company is required to adopt SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," no later than fiscal 1999. Management is evaluating the impact this pronouncement will have on the Company's financial statements.

YEAR 2000 COMPLIANCE

  The Company is engaged in an ongoing effort to evaluate and remediate the Year 2000 computer problem shared by virtually all companies and businesses. As part of this effort, a cross-functional Year 2000 Compliance Committee was established to manage and supervise the efforts to become compliant and a Year 2000 action plan has been developed. The Company has completed the first two phases of the plan, which include (i) making the Company's internal organizations aware of the Year 2000 issue and assigning responsibility internally, and (ii) inventorying and initial testing of its proprietary software. The remaining phases include: (i) assessing the risk form third party vendors and franchisees and (ii) inventorying and testing secondary internal systems (e.g. employee PC's). Throughout the process, remedial actions have been or will be taken as warranted.

  The Company's exposure to potential Year 2000 problems exists in two general areas: technological operations in the sole control of the Company, and technological operations dependent in some way on one or more third parties. With respect to the Company's internal systems, it has conducted Year 2000 compliance testing on all of its proprietary software, including its reservations and reservations support systems, its franchise support system and its franchisee property management support systems. The tests have indicated that the proprietary software is year 2000 compliant. The Company has also been in the process of replacing its hardware platforms for these systems and a number of smaller support systems and has kept them updated so that by the end of 1998, all of the Company's large system computers will be no more than eighteen months old. Based on manufacturer's specifications, the Company believes that these new hardware platforms are year 2000 compliant.

  The Company is also in the process of conducting an inventory of third party software, including PC operating systems and word processing and other commercial software. The Company anticipates that it will need to upgrade approximately 80% of its employee workstation PC's. The Company has not quantified the costs of such upgrades to its PC based systems, but the Company does not currently expect such costs to be material.

  The Year 2000 Compliance Committee is currently identifying third party vendors and service providers whose non-compliant systems could have a material impact on the Company and undertaking an assessment as to such parties' compliant status. These parties include franchisees, airline global distribution systems ("GDS"), utility providers, telephone service providers, banks and data processing services. The GDS companies, which provide databases through which travel agents can book hotel rooms, have assured the Company in writing that they are making the necessary changes in their system to become compliant and the Company expects to conduct tests with the GDS companies in September and October 1998. The Year 2000 Compliance Committee is in the process of assessing other third parties as to their compliance and the consequences in the event they are not compliant. The Committee expects that such assessment will be completed by the fourth quarter of 1998.

  Costs of addressing potential Year 2000 problems have not been material to date and, based upon preliminary information gathered to date, are not currently expected to have a material adverse impact on the Company's financial position, results of operations or cash flows. However, if the Company, its vendors or franchisees are unable to resolve such Year 2000 issues in a timely manner, it could result in a material financial risk, including loss of revenue, substantial unanticipated costs and service interruptions.

FORWARD-LOOKING STATEMENTS

  The statements contained in this document that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

  A number of important factors could cause the Company's actual results for future periods to differ materially from those expressed in any forward-looking statements made by, or on behalf of the Company.

  Certain statements contained in this Form 10-Q, including those in the section entitled "Management's Discussion and Analysis of Operating Results and Financial Condition," contain forward-looking information that involves risk and uncertainties. Actual future results and trends may differ materially depending on a variety of factors discussed in the "Risk Factors" section included in the Company's SEC filings, including the nature and extent of future competition, and political, economic and demographic developments in countries where the Company does business or in the future may do business.

  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to revise or update these forward-looking statements.

                                   BUSINESS

 Overview

  Choice Hotels International, Inc. is the world's second largest franchisor of hotel properties with 3,567 franchised properties open and 870 franchised properties under development at June 30, 1998, representing 297,396 rooms open and 76,523 rooms under development in 33 countries. The Company franchises lodging properties under the Choice Brands: Comfort, Quality, Clarion, Sleep, Rodeway, Econo Lodge and MainStay. The Company has over 2,100 franchisees in its domestic franchise system, the largest of which, Sunburst, accounts for approximately 5% of the Company's royalty fees for the six- months ended June 30, 1998. The Company franchises hotels in all 50 states and the District of Columbia and 32 additional countries, with 94% of its franchising revenue generated from hotels franchised in the United States. With recognized brands and a diverse and growing franchisee base, the Company believes it has established a strong foundation for continued growth.

  The Company is a "pure-play" lodging franchisor with limited real estate exposure and low capital expenditure requirements. With a focus on hotel franchising versus ownership, the Company benefits from the economies of scale inherent in the franchising business. The fee and cost structures of the Company's business provide significant opportunities to increase profits by increasing the number of franchised properties. The Company derives substantially all of its revenues from franchise fees which consist of an initial fee and ongoing royalty, marketing, and reservation fees which are based on a percentage of the franchisees' gross room revenues. The principal factors that affect the Company's operating results are: (i) growth in the number of hotels under franchise, (ii) occupancy and room rates achieved by the hotels under franchise, (iii) the number and relative mix of franchised hotels and (iv) the Company's ability to manage costs. The number of rooms at franchised properties and occupancy and room rates at those properties significantly affect the Company's results because royalty fees are based upon room revenues at franchised hotels. The variable overhead costs associated with franchise system growth are substantially less than incremental royalty fees generated from new franchisees, therefore the Company is able to capture a significant portion of these royalty fees as operating income.

  The Company believes that the continued growth of its franchise business should enable it to capture increasing benefits from the operating leverage in place and thereby continue to improve operating margins. The Company's operating margins have improved from 47.1% for the year ended May 31, 1995 to 55.0% for the year ended May 31, 1997. Furthermore, the Company has generated steady royalty fee income from its increasing franchisee base growing from $51.0 million for the year ended May 31, 1992 to $97.2 million for the year ended May 31, 1997, representing a compounded annual growth rate of 13.8%. Earnings before interest expense, income taxes, depreciation and amortization have grown at a compounded annual growth rate of 20.5% from $32.2 million for the year ended May 31, 1992 to $81.7 million for the year ended May 31, 1997. Similarly, EBITDA has increased from $39.0 million for the six month period ended June 30, 1997 to $51.6 million for the six month period ended June 30, 1998. Operating margins have improved from 40% for the six month period ended June 30, 1997 to 49% for the six month period ended June 30, 1998.

 The Lodging Industry

  As of December 31, 1997, there were approximately 3.5 million hotel rooms in the United States in hotels/motels containing twenty or more rooms. Of those rooms, approximately 1.0 million rooms were not affiliated with a national or regional brand, while the remaining approximately 2.5 million rooms were affiliated with a brand either through the franchise or the ownership/management of a national or regional chain.

  During the late 1980s, the industry added approximately 500,000 hotel rooms to its inventory due largely to a favorable hotel lending environment, the ability of hotel operators to regularly increase room rates and the deductibility of passive tax losses, which encouraged hotel development. As a result, the lodging industry saw an oversupply of rooms and a decrease in industry performance.

  The lodging industry in recent years has demonstrated strong performance, based on year-to-year increases in room revenues, average daily rates, revenue per available room ("RevPAR"), and lodging industry profitability. RevPAR is calculated by multiplying the percentage of occupied rooms by the average daily room rate realized. Since 1993, the lodging industry has been able to increase its average daily rate ("ADR") at a rate faster than the increase in the Consumer Price Index ("CPI"), a common measure of inflation published by the US Department of Labor. The following chart demonstrates the recent trends:

              THE US LODGING INDUSTRY'S GROWTH TRENDS SINCE 1991

                                                AVERAGE
                         INCREASES IN            DAILY   INCREASE   INCREASE  REVENUE PER
                         ROOM REVENUE            ROOM     IN ADR     IN CPI    AVAILABLE                  NEW
                            VERSUS    OCCUPANCY  RATES    VERSUS     VERSUS      ROOM        PROFITS     ROOMS
YEAR                      PRIOR YEAR    RATES    (ADR)  PRIOR YEAR PRIOR YEAR  (REVPAR)   (IN BILLIONS)  ADDED
----                     ------------ --------- ------- ---------- ---------- ----------- ------------- -------
1992....................     3.5%       62.6%   $58.91     1.4%       2.9%      $36.87     break-even    36,000
1993....................     4.6%       63.5%   $60.53     2.7%       2.7%      $38.42        $ 2.4      40,000
1994....................     7.1%       64.7%   $62.86     3.8%       2.7%      $40.70        $ 5.5      45,000
1995....................     6.7%       65.1%   $65.81     4.7%       2.9%      $42.83        $ 8.5      64,000
1996....................     8.9%       65.0%   $70.81     7.6%       2.9%      $46.06        $12.5     101,000
1997....................     8.8%       64.5%   $75.16     6.1%       1.9%      $48.50        $14.5     123,000

--------
Source: Smith Travel Research

  The Company believes the lodging industry can be divided into three categories: luxury or upscale, middle-market and economy. The Company believes the luxury category generally has room rates above $70 per night, the middle-market category generally has room rates between $46 and $70 per night and the economy category generally has room rates less than $46 per night.

  Service is a distinguishing characteristic in the lodging industry. Generally, the Company believes there are three levels of service: full-service hotels (which typically offer food and beverage services, meeting rooms, room service and similar guest services); limited-service hotels (which typically offer amenities such as swimming pools and continental breakfast or similar services); and all-suites hotels (which typically have limited public areas, but offer guests two rooms or one room with distinct areas, and which may or may not offer food and beverage services).

  The Company's Econo Lodge, Rodeway and Sleep brands compete primarily in the limited-service economy market and its Comfort and Quality brands compete primarily in the limited-service middle-market. The Company's MainStay brand competes primarily in the all-suites middle-market and its Clarion brand competes primarily in the full-service upscale market.

  New hotels opened in recent years typically have been limited-service hotels, as limited-service hotels are less costly to develop, enjoy higher gross margins, and tend to have better access to financing. These hotels typically operate in the economy and middle-market categories and are located in suburban or highway locations. From 1991 through 1996, the average room count in new hotels declined from 122 to 87, primarily because hotel developers found it difficult to obtain financing of more than $3 million from their primary lending sources (local banks and Small Business Administration-guaranteed loan programs).

  In recent years, operators of hotels not owned or managed by major lodging companies have increasingly joined national hotel franchise chains as a means of remaining competitive with hotels owned by or affiliated with national lodging companies. Because the costs of owning and operating a hotel are generally fixed, increases in revenues generated by affiliation with a franchise lodging chain can improve a hotel's financial performance. Of approximately 2,198 hotel properties that changed their affiliation in 1996, 88% converted from independent status to affiliation with a chain or converted from one chain to another, while only 12% canceled or were required to cancel their chain affiliation. A total of 466 independent properties switched to a franchise chain in 1996, the second largest number in the past ten years.

  The large franchise lodging chains, including the Company, generally provide a number of services to hotel operators to improve the financial performance of their properties, including national reservation systems, marketing and advertising programs and direct sales programs. The Company believes that national franchise chains with a larger number of hotels enjoy greater brand awareness among potential guests than those with fewer numbers of hotels, and that greater brand awareness can increase the desirability of a hotel to its potential guests. The Company believes that hotel operators choose lodging franchisors based primarily on the perceived value and quality of each franchisor's brand and its services, and the extent to which affiliation with that franchisor may increase the franchisee's reservations and profits.

 Franchise Business

  Economics of Franchise Business. The Company's fee and cost structures provide significant opportunities for the Company to increase profits by increasing the number of franchised properties. The Company derives substantially all of its revenue from franchise fees which consist of an initial fee and ongoing royalty fees which are based on a percentage of the franchisees' gross room revenues. The royalty portion of the franchise fee is intended to provide operating profits and cover the Company's operating expenses, such as expenses incurred in quality assurance, administrative support and other franchise services and to provide the Company with operating profits. The Company also collects marketing and reservation fees from its franchisees. The marketing and reservation fees are intended to reimburse the Company for the expenses associated with providing such franchise services as the central reservation system and national marketing and media advertising.

  Much of the variable costs associated with the Company's activities are reimbursed by the franchisees through the initial fees. The royalty fees generated from franchisees more than cover the fixed costs of the business at its current level. The variable overhead costs associated with franchise system growth are substantially less than incremental royalty fees generated from new franchisees, therefore the Company is able to capture a significant portion of these royalty fees as operating income.

  Strategy. The Company's strategy is to create an organization that is focused on: (i) serving franchisee and consumer needs, (ii) optimizing its brands, (iii) strategically growing the franchise system, (iv) improving margins through increased productivity, (v) growing profitably internationally and (vi) pursuing complementary business opportunities.

  . Serving Franchisee and Consumer Needs. The Company has created an organizational structure that focuses on consumers, serves franchisees and leverages the franchise system.

    -- Consumer Focus: Brand management, new product development and traditional marketing and advertising are all combined under the Company's marketing department to create consumer focus and to drive demand for the Company's brand products. New product development is based on consumer needs determined through consumer research. The Company believes that this focus leads to greater demand for its products, which in turn results in higher revenue from the Company's franchise system.

    -- Franchisee Service: The Company has established five regional operating teams that are responsible for franchisee service and sales in their respective regions. This structure provides each franchisee with one primary contact who is responsible for assessing and responding to each hotel's specialized needs. Led by seasoned executives averaging over 20 years' experience in the lodging and franchising industries, the Company believes it is positioned to strategically develop new hotel franchises and enhance the operating performance of its existing hotels.

    -- Leveraging the Franchise System: Strategic partnerships, purchasing and other functions that leverage the scale of the franchise system are combined under the Company's partner services group. The Company believes there is significant opportunity to leverage the franchise system by entering into joint marketing arrangements with national and multi-national companies that want to gain exposure to the millions of guests who patronize the Company's franchised hotels each year. In the past, these arrangements have added to the Company's and its franchisees' revenues and profits by attracting business to its franchised hotels.

  . Optimizing its Brands. The Company believes that each of its brands has particular attributes and strengths. The Company's strategy is to leverage the strengths of each brand for profit growth and for identifying new niches into which the Company may expand. This strategy is effected by raising the Company's brand standards which are strictly enforced through a consumer-driven quality assurance program.

  . Strategically Growing the Franchise System. The Company is taking advantage of its regional structure to analyze key markets in the U.S. and, in conjunction with its franchisees, identify the best opportunities for new development or conversion to one of the Company's brands.

  . Improving Margins Through Increased Productivity. The Company enhances the competitiveness of its own and its franchisees' profitability by initiating revenue generating programs and implementing cost reduction programs. A key component of this strategy is the implementation of the Company's proprietary property and yield management system "Profit Manager by Choice," which the Company believes will improve the operating performance of its franchisees. This system has been supplemented by continued enforcement of the Company's contracts (including franchisee audits) and an aggressive focus on strategic partnership opportunities.

  . Growing Profitably Internationally. As of June 30, 1998, the Company's international franchise system had 616 properties with 51,448 rooms. The Company's international franchise system includes hotels in 32 countries outside the United States. The Company plans to continue to grow profitably its brands internationally by strategically pursuing joint ventures, master franchising agreements and brand-specific development agreements for certain geographic areas.

  . Pursuing Complementary Business Opportunities. The separation of the Company from Former Choice allows the Company to focus solely on franchising, including acquisition opportunities that are complementary to the Company's core business and unique operating skills. The Company's acquisition strategy includes the potential purchase of lodging brands that would enhance the spectrum of brands and services the Company currently offers its franchisees and hotel consumers.

 Franchise System

  The Company's franchised hotels operate under one of the Choice Brands:
Comfort, Quality, Clarion, Sleep, Rodeway, Econo Lodge and MainStay. The following table presents key statistics relative to the Company's domestic franchise system over the four fiscal years ended May 31, 1994, 1995, 1996 and 1997, for the seven-month periods ended December 31, 1996 and 1997, and for the six-month periods ended June 30, 1997 and 1998.

                      COMBINED DOMESTIC FRANCHISE SYSTEM

                                                                        AS OF AND         AS OF AND
                                                                      FOR THE SEVEN      FOR THE SIX
                                                                      MONTHS ENDED      MONTHS ENDED
                          AS OF AND FOR THE YEAR ENDED MAY 31,        DECEMBER 31,        JUNE 30,
                         ------------------------------------------  ----------------  ----------------
                           1994       1995       1996       1997      1996     1997     1997     1998
                         ---------  ---------  ---------  ---------  -------  -------  -------  -------
Number of properties,
 end of period..........     2,283      2,311      2,495      2,781    2,672    2,879    2,814    2,951
Number of rooms, end of
 period.................   203,019    200,792    214,613    235,431  226,346  242,094  238,136  245,948
Average Royalty
 Rate(1)................      3.10%      3.20%      3.34%      3.43%    3.43%    3.51%     3.4%    3.50%
Average occupancy
 percentage.............      62.2%      63.8%      63.8%      62.6%    67.7%    66.2%    57.6%    56.0%
Average daily room rate
 (ADR).................. $   45.63  $   47.13  $   49.49  $   51.92  $ 52.50  $ 54.97  $ 51.78  $ 53.94
RevPAR(2)............... $   28.40  $   30.08  $   31.60  $   32.52  $ 35.54  $ 36.39  $ 29.81  $ 30.23
Royalty fees ($000s).... $  62,590  $  71,665  $  82,238  $  91,724  $58,025  $65,271  $42,277  $46,394

--------
(1) Represents domestic royalty fees as a percentage of aggregate gross room revenues of all of the domestic Choice Brand franchised hotels.
(2) RevPAR figures for the Company's combined domestic franchise system and for each brand for each fiscal year or seven-month period are averages of the RevPAR calculated for each month in the fiscal year or seven-month period. The Company calculates RevPAR each month based on information reported by franchisees on a timely basis to the Company.

  The Company has over 2,100 domestic franchisees and operates in all 50 states and the District of Columbia. Approximately 94% of the total royalty income is generated from domestic franchise operations. Consequently, the Company's analysis of its franchise system is focused on the domestic operations. Sunburst is the Company's largest franchisee with a portfolio of 85 hotels containing 11,796 rooms located in 28 states as of June 30, 1998.

 Brand Positioning

  The Company's hotels are primarily limited-service hotels that offer amenities such as swimming pools and continental breakfast or similar services or limited-to-full service hotels that offer amenities such as food and beverage services, meeting rooms, room service and similar guest services.

  Comfort. The Comfort brand is the Company's largest brand. Comfort Inns and Comfort Suites hotels offer rooms in the limited-service, middle-market category. Comfort Inns and Comfort Suites are targeted to business and leisure travelers. Principal competitor brands include Days Inn, Fairfield Inn, Hampton Inn, Holiday Express and LaQuinta Inn. At June 30, 1998, there were 1,492 Comfort Inn properties and 174 Comfort Suites properties with a total of 115,318 and 14,312 rooms, respectively, open and operating worldwide. An additional 185 Comfort Inn properties and 153 Comfort Suites properties with a total of 17,263 and 11,788 rooms, respectively, were under development.

  Comfort properties are located in the United States and in Australia, the Bahamas, Belgium, Canada, France, Germany, India, Ireland, Italy, Jamaica, Mexico, Norway, Portugal, Puerto Rico, Sweden, Switzerland, Thailand, the United Kingdom and the United Arab Emirates.

  The following chart summarizes the Comfort system in the United States:

                            COMFORT DOMESTIC SYSTEM

                                                                        AS OF AND        AS OF AND
                                                                      FOR THE SEVEN      FOR THE SIX
                                                                      MONTHS ENDED      MONTHS ENDED
                          AS OF AND FOR THE YEAR ENDED MAY 31,        DECEMBER 31,        JUNE 30,
                         ------------------------------------------  ----------------  ----------------
                           1994       1995       1996       1997      1996     1997     1997     1998
                         ---------  ---------  ---------  ---------  -------  -------  -------  -------
Number of properties,
 end of period..........       935      1,015      1,129      1,255    1,205    1,304    1,267    1,351
Number of rooms, end of
 period.................    82,479     87,551     94,160    102,722   99,343  105,384  103,424  108,270
Royalty fees ($000s).... $  31,187  $  37,635  $  44,657  $  50,758  $32,156  $36,446  $23,491  $25,978
Average occupancy
 percentage.............      68.0%      69.5%      68.7%      67.2%    72.6%    71.3%    61.5%    60.1%
Average daily room rate
 (ADR).................. $   46.46  $   48.24  $   51.13  $   54.17  $ 54.97  $ 57.15   $53.52  $ 55.72
RevPAR.................. $   31.57  $   33.54  $   35.11  $   36.39  $ 39.90  $ 40.75   $32.94  $ 33.48

  Sleep. Established in 1988, Sleep is an exclusively new-construction hotel brand in the limited-service, economy category. Sleep Inns are targeted to the business and leisure traveler. Principal competitor brands include Days Inn, Fairfield Inn, Holiday Express, LaQuinta Inn, Ho-Jo Inn and Ramada Inn.

  At June 30, 1998, there were 174 Sleep Inn properties with a total of 13,075 rooms open and operating worldwide. An additional 152 properties with a total of 11,901 rooms were under development. The properties are located in the United States, Canada, the Cayman Islands and Thailand.

  The following chart summarizes the Sleep system in the United States:

                             SLEEP DOMESTIC SYSTEM

                                                                       AS OF AND       AS OF AND
                                                                     FOR THE SEVEN    FOR THE SIX
                                                                     MONTHS ENDED    MONTHS ENDED
                          AS OF AND FOR THE YEAR ENDED MAY 31,       DECEMBER 31,      JUNE 30,
                         ------------------------------------------  --------------  --------------
                           1994       1995       1996       1997      1996    1997    1997    1998
                         ---------  ---------  ---------  ---------  ------  ------  ------  ------
Number of properties,
 end of period..........        34         51         87        131     114     157     136     171
Number of rooms, end of
 period.................     2,921      3,672      6,396      9,635   8,365  11,595   9,980  12,785
Royalty fees ($000s).... $     605  $   1,080  $   2,108  $   3,343  $2,037  $2,630  $1,627  $2,162
Average occupancy
 percentage.............      64.6%      65.3%      65.5%      63.9%   69.3%   66.5%   58.9%   57.3%
Average daily room rate
 (ADR).................. $   39.11  $   41.89  $   45.11  $   48.11  $48.68  $50.54  $47.80  $49.58
RevPAR.................. $   25.28  $   27.37  $   29.56  $   30.75  $33.73  $33.60  $28.15  $28.43

  Quality. Certain Quality Inns and Quality Suites hotels compete in the limited-service, middle-market category while others compete in the full-service, middle-market category. Quality Inns and Quality Suites are targeted to business and leisure travelers. Principal competitor brands include Best Western, Holiday Inn, Howard Johnson, Ramada Inn and Days Inn. At June 30, 1998, there were 583 Quality Inn properties with a total of 65,692 rooms, and 91 Quality Suites properties with a total of 10,163 rooms open worldwide. An additional 97 Quality Inn properties and 47 Quality Suites properties with a total of 11,598 rooms and 2,811 rooms, respectively, were under development.

  Quality properties are located in the United States and in Australia, Canada, Chile, Costa Rica, the Czech Republic, Denmark, France, Germany, Guatemala, India, Indonesia, Ireland, Italy, Jamaica, Malaysia, Mexico, New Zealand, Norway, Portugal, Russia, Spain, Sweden, Thailand, the United Kingdom and the United Arab Emirates.

  The following chart summarizes the Quality system in the United States:

                            QUALITY DOMESTIC SYSTEM

                                                                        AS OF AND        AS OF AND
                                                                     FOR THE  SEVEN     FOR THE SIX
                                                                      MONTHS ENDED     MONTHS ENDED
                          AS OF AND FOR THE YEAR ENDED MAY 31,        DECEMBER 31,       JUNE 30,
                         ------------------------------------------  ----------------  --------------
                           1994       1995       1996       1997      1996     1997     1997    1998
                         ---------  ---------  ---------  ---------  -------  -------  ------  ------
Number of properties,
 end of period..........       358        341        362        409      385      420     419     427
Number of rooms, end of
 period.................    45,032     43,281     45,967     50,487   47,668   50,787  51,657  50,258
Royalty fees ($000s).... $  14,890  $  15,632  $  16,606  $  17,623  $11,311  $12,459  $7,787  $8,790
Average occupancy
 percentage.............      61.6%      63.1%      62.5%      61.3%    66.0%    63.8%   55.9%   54.8%
Average daily room rate
 (ADR).................. $   50.07  $   50.94  $   52.90  $   54.61  $ 55.20  $ 57.58  $54.36  $57.29
RevPAR.................. $   30.83  $   32.16  $   33.08  $   33.46  $ 36.43  $ 36.73  $30.40  $31.40

  Clarion. Clarion Inns, Clarion Hotels, Clarion Resorts and Clarion Suites hotels are full-service properties which operate in the upscale category. Clarion properties are targeted to business and leisure travelers. Principal competitor brands include Holiday Inn, Holiday Select, Crowne Plaza, Four Points by Sheraton, Radisson, Courtyard by Marriott and Doubletree.

  At June 30, 1998, there were 117 Clarion properties with a total of 18,779 rooms open and operating worldwide and an additional 40 properties with a total of 6,746 rooms under development. The properties are located in the United States, Canada, Chile, France, Indonesia, Ireland, Japan, Mexico, Norway, Russia and Uruguay.

  The following chart summarizes the Clarion system in the United States:

                            CLARION DOMESTIC SYSTEM

                                                                       AS OF AND
                                                                       FOR THE         AS OF AND
                                                                         SEVEN        FOR THE SIX
                                                                     MONTHS ENDED    MONTHS ENDED
                          AS OF AND FOR THE YEAR ENDED MAY 31,       DECEMBER 31,      JUNE 30,
                         ------------------------------------------  --------------  --------------
                           1994       1995       1996       1997      1996    1997    1997    1998
                         ---------  ---------  ---------  ---------  ------  ------  ------  ------
Number of properties,
 end of period..........        65         63         75         92      79      96      93      97
Number of rooms, end of
 period.................    12,211     10,420     12,817     14,721  13,101  16,161  14,850  16,240
Royalty fees ($000s).... $   2,735  $   2,995  $   3,602  $   4,081  $2,168  $2,957  $2,342  $2,521
Average occupancy
 percentage.............      62.0%      63.7%      63.3%      63.3%   67.1%   64.7%   59.7%   56.3%
Average daily room rate
 (ADR).................. $   62.47  $   63.71  $   64.36  $   67.76  $66.96  $71.53  $69.76  $71.09
RevPAR.................. $   38.75  $   40.58  $   40.74  $   42.86  $44.94  $46.29  $41.64  $40.03

  Econo Lodge. Econo Lodge hotels operate in the limited-service, economy category. Econo Lodges are primarily targeted to senior citizens and rely to a large extent on strong roadside name recognition. Principal competitor brands include Days Inn, Ho-Jo Inn, Motel 6, Ramada Limited, Red Carpet Inn, Red Roof Inn, Super 8 and Travelodge. At June 30, 1998, there were 718 Econo Lodge properties with a total of 45,907 rooms open and operating in the United States and Canada, and an additional 120 properties with a total of 8,535 rooms under development in those two countries.

  The following chart summarizes the Econo Lodge system in the United States:

                          ECONO LODGE DOMESTIC SYSTEM

                                                                       AS OF AND       AS OF AND
                                                                     FOR THE SEVEN    FOR THE SIX
                                                                     MONTHS ENDED    MONTHS ENDED
                          AS OF AND FOR THE YEAR ENDED MAY 31,       DECEMBER 31,      JUNE 30,
                         ------------------------------------------  --------------  --------------
                           1994       1995       1996       1997      1996    1997    1997    1998
                         ---------  ---------  ---------  ---------  ------  ------  ------  ------
Number of properties,
 end of period..........       677        633        641        682     674     691     687     693
Number of rooms, end of
 period.................    46,570     42,801     42,726     44,636  44,525  44,937  44,966  44,675
Royalty fees ($000s).... $  11,231  $  12,021  $  12,760  $  13,288  $8,641  $8,991  $5,851  $5,730
Average occupancy
 percentage.............      56.7%      57.5%      58.0%      56.4%   61.8%   60.7%   50.9%   49.0%
Average daily room rate
 (ADR).................. $   37.27  $   38.31  $   39.97  $   41.33  $42.51  $43.86  $40.21  $40.90
RevPAR.................. $   21.14  $   22.04  $   23.17  $   23.30  $26.29  $26.63  $20.46  $20.05

  Rodeway. The Rodeway brand competes in the limited-service, economy category and is primarily targeted to senior citizens. Principal competitor brands include Ho-Jo Inn, Ramada Limited, Red Carpet Inn, Red Roof Inn, Budgetel, Shoney's Inn, Super 8, Motel 6 and Travelodge. At June 30, 1998, there were 202 Rodeway Inn properties with a total of 12,752 rooms open and operating in the United States and Canada, and an additional 50 properties with a total of 3,495 rooms under development in those two countries.

  The following chart summarizes the Rodeway system in the United States:

                            RODEWAY DOMESTIC SYSTEM

                                                           AS OF AND       AS OF AND
                                                         FOR THE SEVEN    FOR THE SIX
                                 AS OF AND               MONTHS ENDED    MONTHS ENDED
                         FOR THE YEAR ENDED MAY 31,      DECEMBER 31,      JUNE 30,
                         ------------------------------  --------------  --------------
                          1994    1995    1996    1997    1996    1997    1997    1998
                         ------  ------  ------  ------  ------  ------  ------  ------
Number of properties,
 end of period..........    214     208     201     216     214     208     211     197
Number of rooms, end of
 period................. 13,806  13,067  12,547  13,509  13,248  12,940  13,163  12,340
Royalty fees ($000s).... $1,941  $2,302  $2,506  $2,631  $1,711  $1,756  $1,160  $1,094
Average occupancy
 percentage.............   51.4%   50.5%   52.7%   52.7%   57.0%   54.7%   47.8%   46.0%
Average daily room rate
 (ADR).................. $36.89  $38.93  $40.66  $41.15  $42.07  $44.11  $41.26  $41.23
RevPAR.................. $19.00  $19.64  $21.48  $21.68  $23.99  $24.13  $19.73  $18.97

  MainStay. MainStay, the Company's newest hotel brand, is an exclusively new-construction middle-market, extended-stay lodging product targeted to travelers who book hotel rooms for five nights or more. The first MainStay Suites hotel, which Sunburst owns and manages, opened in Plano, Texas in November 1996. As of June 30, 1998, there were 15 open hotels with 1,380 rooms and an additional 26 properties with 2,386 rooms under development.

  The MainStay brand is designed to fill the gap in the middle-market category between existing upscale and economy extended-stay lodging products. MainStay's principal competitors are all-suite hotel properties and traditional extended stay operators in the middle market (including Candlewood Hotels, TownePlace Suites and Studio Plus), the upscale market (including Hawthorne Suites, Homewood Suites, Residence Inns and Summerfield Suites) and the economy market (including Extended Stay America and Oakwood). The Company has granted to Sunburst an option exercisable under certain circumstances at January 1, 2000, to purchase the brand names, marks, franchise agreements and other assets of the MainStay system. See "Relationship Between the Company and Sunburst--Strategic Alliance Agreement."

 International Franchise Operations

  The Company's international franchise operations are conducted through master franchise arrangements. These agreements provide the master franchisee the right to develop Choice-branded hotels in a specific geographic region, usually for a fee. The agreements govern the relationship between the Company and the master franchisee, who share the royalties generated by the underlying franchised hotels. At June 30, 1998, the Company had 616 franchise hotels open in 32 countries outside the United States.

  The following table illustrates the growth of the Company's international franchise system over the four fiscal years ended May 31, 1994, 1995, 1996 and 1997, for the seven-month periods ended December 31, 1996 and 1997 and for the six-month period ended June 30, 1998 and 1997.

                  COMBINED INTERNATIONAL FRANCHISE SYSTEM(1)

                                                                   AS OF AND     AS OF AND
                                                                 FOR THE SEVEN  FOR THE SIX
                                                                 MONTHS ENDED  MONTHS ENDED
                          AS OF AND FOR THE YEAR ENDED MAY 31,   DECEMBER 31,    JUNE 30,
                         --------------------------------------- ------------- -------------
                           1994      1995      1996      1997     1996   1997   1997   1998
                         --------- --------- --------- --------- ------ ------ ------ ------
Number of properties,
 end of period..........       430       524       557       563    548    605    583    616
Number of rooms, end of
 period.................    36,725    44,877    46,843    47,603 46,473 50,639 49,319 51,448
Royalty fees ($000s).... $   1,667 $   1,998 $   1,586 $   1,672 $  696 $  958 $1,704 $3,254

--------
(1) Master franchise contracts do not currently require the reporting of operating statistics (e.g. average occupancy percentage and average daily room rate) of the underlying hotels, thus RevPAR is not calculated for foreign hotels.

  Europe. The Company is the second-largest international franchised hotel chain in Europe, with 261 hotels open in 15 countries at June 30, 1998.

  In order to realign and streamline its European operations, in May 1996, the Company, through its subsidiary, ManorCare Hotels (France) S.A., acquired 750,000 ordinary (common) shares and 10,000,000 convertible preferred shares of Friendly for approximately $17.1 million. The proceeds from this investment have been and will be used by Friendly to finance the development of ten new Comfort Inn or Quality Inn hotels in the United Kingdom and Ireland. Additionally, the Company granted to Friendly a master franchise for the United Kingdom and Ireland in exchange for an additional 333,333 Friendly ordinary shares. Each 5.75% convertible preferred share is immediately convertible into one Friendly ordinary share for every 150p nominal value of the 5.75% convertible preferred shares.

  In January 1998, the Company and Friendly consummated a second transaction in which Friendly acquired from the Company the master franchise rights for the Comfort, Quality and Clarion brands for all of Europe with the exception of Scandinavia for a period of ten years, for a payment of $8 million, payable in eight equal annual installments. As part of the transaction, Friendly acquired from the Company ten hotels in France, two in Germany and one in the United Kingdom in exchange for 13,624,742 additional 5.75% convertible preferred shares with a value of $22.2 million. Each such 5.75% convertible preferred share is convertible on or after the announcement by Friendly of its 1998 financial results (which is expected to occur in April 1999) into one Friendly ordinary share for each 150p nominal value of the 5.75% convertible preferred shares. In addition, Friendly will pay the Company deferred compensation of $4 million in cash, payable by the fifth anniversary of the transaction or sooner depending on the level of future profits of the hotels acquired. After consummation of this transaction (and the receipt of additional ordinary shares resulting from the payment of dividends in ordinary shares), the Company holds 1,139,881 Friendly ordinary shares and 23,624,742 5.75% convertible preferred shares of Friendly (convertible into 15,749,828 Friendly ordinary shares). Assuming conversion to Friendly ordinary shares of all Friendly convertible preferred shares held by the Company, the Company would hold approximately 45% of the outstanding Friendly ordinary shares. Under the terms of its investment, the Company currently has the right to appoint three of the ten directors to the Friendly board.

  There is also a master franchise arrangement in Scandinavia that has 56 open properties as of June 30, 1998.

  Canada. Choice Hotels Canada is Canada's largest lodging organization with 213 properties open at June 30, 1998. Choice Hotels Canada is a joint venture, owned 50% by the Company and 50% by Journey's End Corporation ("Journey's End"), which was formed in 1993 when Journey's End converted substantially all of its controlled hotels to Choice's brands and Choice contributed its operations in Canada to form Choice Hotels Canada.

  Australia. In July, 1998 the Company and Flag International Limited, Australia's largest lodging chain, agreed to form Flag Choice Hotels Limited. Effective July 1, 1998, Flag Choice Hotels Limited will franchise approximately 500 properties representing 26,000 rooms across Australia, New Zealand, Fiji and Papua New Guinea. Through the agreement, Flag Choice Hotels will operate as the Company's master franchisee under a 20-year Australian master franchise agreement to use the Choice brands of Clarion, Quality and Comfort. The agreement also provides the Company the opportunity to acquire, within the first four years of the agreement, up to 30 percent of the equity of Flag Choice Hotels.

  Other International Relationships. The Company has master franchise arrangements with developers in various countries, including Australia, New Zealand, Mexico and Brazil. At June 30, 1998, 86 hotels were open and operating under these master franchise arrangements, generating annual royalty fees to the Company of over $1.8 million.

 Franchise Sales

  The Company has identified key market areas for hotel development based on supply/demand relationships and strategic objectives. Development opportunities are first offered to existing franchisees and then to: (i) developers of hotels, (ii) owners of independent hotels and motels, (iii) owners of hotels affiliated with other franchisors' brands and (iv) contractors who construct any of the foregoing. In the six-months ended June 30, 1998, existing franchisees accounted for approximately 64% of the Company's new franchise agreements. In considering hotels for conversion to one of the Choice Brands, or sites for development of new hotels, the Company considers locations which are close to major highways, airports, tourist attractions and business centers that attract travelers.

  At June 30, 1998, the Company employed approximately 36 sales directors, each of whom is responsible for a particular region or geographic area. Sales directors contact potential franchisees directly and receive compensation based on sales generated. Franchise sales efforts emphasize the benefits of affiliating with one of the Choice Brands, the Company's commitment to improving RevPAR, the Company's "celebrity in a suitcase" television advertising campaign (formerly used for the entire family of Choice Brands and now used principally for its three largest brands, Comfort, Quality and Econo Lodge), the Choice reservation system, the Company's training and support systems, and the Company's history of growth and profitability. Because the Choice Brands cover a broad spectrum of the lodging marketplace, the Company is able to offer each prospective franchisee a brand that fits its needs, reducing the chances that the prospective franchisee would need to consider a competing franchise system.

  Because retention of existing franchisees is important to the Company's growth strategy, existing franchisees are offered the right to object to a same-brand property within 15 miles, and are protected from the opening of a same-brand property within a specific distance, generally two to five miles, depending upon the size of the property and the market size. The Company believes that it is the only major franchise company to routinely offer such territorial protection to its franchisees.

  For the six months ended June 30, 1998, the Company received 452 applications, approved 382 applications, signed 368 franchise agreements and placed 157 properties into operation in the U.S. Of those placed into operation, 137 were newly constructed hotels. During fiscal 1997, the Company received 1,078 franchise applications, approved 874 applications, signed 715 franchise agreements and placed 390 new properties into operation in the United States. Of those placed into operation, 203 were newly constructed hotels. By comparison, during the fiscal year ended May 31, 1996, the Company received 993 franchise applications, approved 862 applications, signed 665 franchise agreements and had 284 new U.S. properties operating. Of those placed into operation, 150 were newly constructed. Applications may not result in signed franchise agreements either because an applicant is unable to obtain financing or because the Company and the applicant are unable to agree on the financial terms of the franchise agreement. Nonetheless, the Company believes that increased applications lead to an increased number of hotels entering the Company's franchise system.

 Franchise Agreements

  The Company's standard franchise agreement grants a franchisee the right to non-exclusive use of the Company's franchise system in the operation of a single hotel at a specified location, typically for a period of 20 years, with certain rights to each of the franchisor and franchisee to terminate the franchise agreement before the twentieth year. When the responsibility for development is sold to a master franchisee, that party has the responsibility to sell to local franchisees the Choice Brands and the master franchisee generally must manage the delivery of necessary services (such as quality assurance, reservations and marketing) to support the franchised hotels in the master franchise area. The master franchisee collects the fees paid by the local franchisee and remits an agreed share to the Company. Master franchise agreements generally have a term of at least 10 years. The Company has only entered into master franchise agreements with respect to franchise hotels outside the United States.

  Either party to a franchise agreement, other than master franchise agreements, can terminate a franchise agreement prior to the conclusion of its term under certain circumstances, such as at certain anniversaries of the agreement or if a franchisee fails to bring properties into compliance with contractual quality standards within specified periods of time. Early termination options give the Company flexibility in eliminating or re-branding properties which become weak performers for reasons other than contractual failure by the franchisee. Master franchise agreements typically contain provisions permitting the Company to terminate the agreement for failure to meet a specified development schedule.

  Franchise fees vary among the different Choice Brands, but generally are competitive with the industry average within their market group. Franchise fees usually have four components: an initial, one-time affiliation fee; a royalty fee; a marketing fee; and a reservation fee. Proceeds from the marketing fee and reservation fee are used exclusively to fund marketing programs and the Company's central reservation system, respectively. Most marketing fees support brand-specific marketing programs, although the Company occasionally contributes a portion of such fees to marketing programs designed to support all of the Choice Brands. Royalty fees and affiliation fees are the principal sources of profits for the Company.

  The standard franchise agreements typically require the Company's franchisees to pay the following fees:

                            QUOTED FEES BY PRODUCT

                         INITIAL FEE   ONGOING FEES AS A PERCENTAGE OF GROSS ROOM REVENUES
                          PER ROOM/   -------------------------------------------------------------------
  PRODUCT                  MINIMUM     ROYALTY FEES          MARKETING FEES            RESERVATION FEES
  -------                ------------ -----------------     -----------------         -------------------
Comfort Inn............. $300/$45,000                5.25%                   2.1%                      1.75%
Comfort Suites.......... $300/$50,000                5.00%                   2.1%                      1.75%
Quality Inn............. $300/$35,000                 4.0%                   2.1%                      1.75%
Quality Suites.......... $300/$50,000                 4.0%                   2.1%                      1.25%
Sleep Inn............... $300/$40,000                 4.5%                   2.1%                      1.75%
Clarion................. $300/$40,000                3.75%                   1.0%                      1.25%
Econo Lodge............. $250/$25,000                 4.0%                   3.5%(1)                   --
MainStay Suites......... $300/$30,000                 4.5%                   2.5%(1)                   --
Rodeway................. $250/$25,000                 3.5%                  1.25%                      1.25%

--------
(1) Fee includes both Marketing and Reservation Fees.

  For a description of the franchising agreements between the Company and Sunburst, see "Relationship Between the Company and Sunburst--Franchise Agreements."

  The Company has increased its average royalty rate since fiscal year 1993, primarily by raising the quoted royalty fee for Comfort Inn franchisees to 5.25% of annual gross room revenues ("GRR") from 4.0% of GRR in 1993, and by increasing the number of franchise agreements providing for royalty fees that are higher than the Company's average royalty fees. The Company has increased its average royalty rate for all Choice Brands from 3.10% from fiscal year 1994 to 3.43% for fiscal year 1997. The Company believes that its average royalty rate will continue to increase as new franchisees are added and as older franchise agreements expire, terminate or are amended.

  At June 30, 1998, the Company had 2,951 franchise agreements in effect in the United States and 616 franchise agreements in effect in other countries. The average age of the franchise agreements was 4.6 years. Ninety-four of the franchise agreements are scheduled to expire during the five-year period beginning June 30, 1998.

 Franchise Operations

  The Company's operations are designed to improve RevPAR for its franchisees, as this is the measure of performance that most directly impacts franchisee profitability. The Company believes that by helping its franchisees to become more profitable it will enhance its ability to both retain its existing franchisees and attract new franchisees. The key aspects of the Company's franchise operations are:

  Central Reservation System. On average, approximately 30.0% of the room nights booked at franchisees' properties are reserved through the toll-free telephone reservation system operated by the Company. The Company's reservation system consists of a computer reservation system known as CHOICE 2001, five reservation centers in North America and several international reservation centers run by the Company or its master franchisees. Operators trained on the CHOICE 2001 system can match each caller with a Choice-branded hotel meeting the caller's needs. The CHOICE 2001 system provides an instant data link to the Company's franchised properties as well as to the Amadeus, Galileo, SABRE and Worldspan airline reservation systems that facilitate the reservation process for travel agents.

  To define more sharply the market and image for each of its brands, the Company began advertising separate toll-free reservation numbers for all of its brands in fiscal year 1995, although the Company allows its reservation agents to cross-sell the Choice Brands. If a room in the Choice-branded hotel requested by a customer is not available in the location or price range that the customer desires, the agent may offer the customer a room in another Choice-branded hotel that meets the customer's needs. The Company believes that cross-selling enables the Company and its franchisees to capture additional business.

  On-line reports generated by the CHOICE 2001 system enable franchisees to analyze their reservation patterns over time. In addition, the Company provides and is currently improving a yield management product for its franchisees to allow them to improve the management of their mix of rates and occupancy based on current and forecasted demand on a property-by-property basis. The Company also markets to its franchisees a property management product. Such products are designed to manage the financial and operations information of an individual hotel and improve its efficiency.

  Brand Name Marketing and Advertising. The Company's marketing and advertising programs are designed to heighten consumer awareness of the Choice Brands. Marketing and advertising efforts are focused primarily in the United States and include national television and radio advertising, print advertising in consumer and trade media and promotional events, including joint marketing promotions, with vendors and corporate partners.

  The Company is recognized for its "celebrity in a suitcase" television advertisements. In fiscal year 1996, the Company began using brand-specific marketing and largely discontinued the strategy of advertising its multiple brands under the Choice umbrella. The marketing fees generated by these brands are used, in part, to fund a national network television advertising campaign. The smaller Choice Brands conduct advertising campaigns that also include cable television, radio and print.

  The Company conducts numerous marketing programs targeting specific groups, including senior citizens, motorist club members, families, government and military employees, and meeting planners. Other marketing efforts include telemarketing and telesales campaigns, domestic and international trade show programs, publication of group and tour rate directories, direct-mail programs, discounts to holders of preferred credit cards, centralized commissions for travel agents, fly-drive programs in conjunction with major airlines, and twice-yearly publication of a Travel and Vacation Directory.

  Marketing and advertising programs are directed by the Company's marketing department, which utilizes the services of independent advertising agencies. The Company also employs sales personnel at its Silver Spring, Maryland, headquarters and at its Phoenix, Arizona office. These sales personnel use telemarketing to target specific customer groups, such as potential corporate clients in areas where the Company's franchised hotels are located, the motor coach market and meeting planners. Most of these sales personnel sell reservations and services for all of the Choice Brands.

  The Company's regional sales directors work with franchisees to maximize RevPAR. These directors advise franchisees on topics such as marketing their hotels and maximizing the benefits offered by the Choice reservations system.

  Quality Assurance Programs. Consistent quality standards are critical to the success of a hotel franchise. The Company has established quality standards for all of its franchised brands which cover housekeeping, maintenance, brand identification and level of services offered. The Company inspects properties for compliance with its quality standards when application is made for admission to the franchise system. The compliance of existing franchisees with quality standards is monitored through scheduled and unannounced Quality Assurance Reviews conducted at least once per year at each property. Properties which fail to maintain a minimum score are reinspected on a more frequent basis until deficiencies are cured, or until such properties are terminated.

  To encourage compliance with quality standards, the Company offers various brand-specific incentives to franchisees who maintain consistent quality standards. The Company identifies franchisees whose properties operate below minimum quality standards and assists them in complying with brand specifications. Franchisees who fail to improve on identified quality matters may be subject to consequences ranging from written warnings to termination of the franchisee's franchise agreement. During the six-months ended June 30, 1998, the seven-months ended December 1997, fiscal year 1997 and fiscal year 1996, the Company terminated 90, 20, 49 and 48 properties, respectively, for failure to maintain minimum quality assurance scores.

  Training. The Company maintains a training department which conducts mandatory training programs for all franchisees and their employees. The Company also conducts regularly scheduled regional and national training meetings for both property-level staff and managers. Training programs teach franchisees how to take advantage of the Company's reservation system and marketing programs, and fundamental hotel operations such as housekeeping, maintenance, and inventory yield management.

  Training is conducted by a variety of methods, including group instruction seminars and video programs. The Company is developing an interactive computer-based training system that will train hotel employees at their own pace. Franchisees will be required to purchase hardware to operate the training system, and will use software developed by the Company.

  Purchasing. The Company's product services department negotiates volume purchases of various products needed by franchisees to run their hotels, including furniture, fixtures, carpets and bathroom amenities. The department also helps to ensure consistency in such products across its exclusively new-construction brands, Sleep and MainStay. The Company utilizes its group purchasing program to obtain favorable pricing from third-party vendors for franchisees ordering similar products. The Company acts as a clearinghouse between the franchisee and the vendor, and most orders are shipped directly to the franchisee.

  Design and Construction. The Company maintains a design and construction department to assist franchisees in refurbishing, renovating, or constructing their properties prior to or after joining the system. Department personnel assist franchisees in meeting the Company's brand specifications by providing technical expertise and cost-savings suggestions.

  Financial Assistance Programs. The Company has established programs or helped franchisees obtain financing through: (i) a wholly-owned subsidiary;
(ii) strategic partnerships with hotel lenders; and (iii) by referral to hotel lenders for hotel refinancing, acquisition, renovation and development. Some of the specific programs include:

    (a) "Construction to Permanent Financing" program to qualified franchisees. Salomon Smith Barney is offering $100 million in "Construction to Permanent Financing" per year to qualified franchisees. All Choice Brands are included in this program. The construction loan is issued for a term up to three years at a floating rate of 355 basis points over the 30-day LIBOR. The loan amount will not exceed 75% of cost. The franchisee is responsible for cost of all third party reports and fees in the amount of 2.75% of the loan amount. A stabilized debt service coverage ratio of at least 1.4:1 is required for the permanent loans, which are issued for a 10-year term with amortization up to 25 years with the balance payable at maturity and a fixed interest rate of 225 basis points over the 10-year U.S. Treasury interest rate on the day of closing. The permanent loan requires a fee of 1% of the loan amount. The Company's guarantee is based on loans outstanding with a maximum guarantee amount of $10 million. At June 30, 1998, loans under the program totaled $12.5 million and the Company's guarantee covered $6.3 million in loans.

    (b) Econo Lodge exterior renovation program. Under this program, loans up to an amount of $17,500 per property are granted to qualified Econo Lodge franchisees for standardized exterior renovation. Franchisee participation requires, among other things, extension of the franchise agreement. The loan is forgiven at the expiration of the extended franchise agreement, assuming no defaults have occurred thereunder. At June 30, 1998, the Company had loans of $2.4 million outstanding under this program.

    (c) Second Mortgage Financing. The Company previously offered second mortgage financing for the development and construction of Quality Inns, Quality Suites, Quality Inn and Suites, MainStay Suites and Sleep Inns. The financing program ceased issuing Loan Commitments in March of 1997. At June 30, 1998, loans outstanding under the program were $1.5 million, with two unfunded commitments totaling $4.7 million.

 Competition

  Competition among franchise lodging chains is intense, both in attracting potential franchisees to the system and in generating reservations for franchisees. The Company believes that hotel operators choose lodging franchisors based primarily on the perceived value and quality of each franchisor's brand and services, and the extent to which affiliation with that franchisor may increase the franchisee's reservations and profits. The Company believes that hotel operators select a franchisor in part based on the franchisor's reputation among other franchisees, and the success of its existing franchisees.

  The Company is the second largest hotel franchisor in the world. The largest, Cendant Corporation (formerly HFS, Inc.), has over 5,300 franchised hotels. Accor SA has 2,465, Holiday Corporation has 2,260, Marriott International, Inc. has 1,268, Promus Hotel Corporation has 1,136, Societe de Louvre has 511, Carlson Radisson/SAS has 437, ITT Corporation has 413 and Hilton Hotels Corporation has 245. The figures in this paragraph are with respect to U.S. hotel properties as indicated in the July 1997 issue of Hotels Magazine.

  The Company's prospects for growth are largely dependent upon the ability of its franchisees to compete in the lodging market, since the Company's franchise system revenues are based on franchisees' gross room revenues. The ability of a hotel to compete may be affected by a number of factors, including the location and quality of its property, the number and quality of competing properties nearby, its affiliation with a recognized name brand, and general regional and local economic conditions. The effect of local economic conditions on the Company's results is substantially reduced by the geographic diversity of the Company's franchised properties, which are located in all 50 states and in 32 other countries, as well as its range of products and room rates. See "Risk Factors--Inherent Risks of the Lodging Industry; Competition."

 Service Marks and Other Intellectual Property

  The service marks Quality, Comfort, Clarion, Sleep, Econo Lodge, Rodeway, MainStay and related logos are material to the Company's business. The Company, directly and through its franchisees, actively uses these marks. All of the material marks are registered with the United States Patent and Trademark Office. In addition, the Company has registered certain of its marks with the appropriate governmental agencies in over 100 countries where it is doing business or anticipates doing business in the foreseeable future. The Company seeks to protect its brands and marks throughout the world, although the strength of legal protection available varies from country to country.

 Headquarters and Office Facilities

  The Company's principal executive offices are located at 10750 Columbia Pike, Silver Spring, Maryland, 20901. Its telephone number is (301) 592-5000. These offices are leased from Manor Care pursuant to the Silver Spring Lease (as defined in "Relationship Between Company and Sunburst"). For a description of the Silver Spring Lease and the sublease entered into by the Company, Sunburst and Manor Care, see "Relationship Between the Company and Sunburst-- Lease Agreements." The Company owns its reservation system offices in Phoenix, Arizona and Minot, North Dakota and leases two additional reservation system offices in Grand Junction, Colorado, pursuant to leases that expire in 1999 and 2000, and occupies additional space in Toronto, Canada, on a month-to-month basis. In addition, the Company leases 12 sales offices across the United States. Management believes that its executive, reservation systems and sales offices are sufficient to meet its present needs and does not anticipate any difficulty in securing additional or alternative space, as needed, on terms acceptable to the Company.

 Seasonality

  The Company's principal sources of revenues are franchise fees based on the gross room revenues of its franchised properties. The Company experiences seasonal revenue patterns similar to those of the lodging industry in general. This seasonality can be expected to cause quarterly fluctuations in the Company's revenues, profit margins and net income.

 Regulation

  The Company's franchisees are responsible for compliance with all laws and government regulations applicable to the hotels they own or operate. The lodging industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and beverage (such as health and liquor license laws), building and zoning requirements and laws governing with employee relations, including minimum wage requirements, overtime, working conditions and work permit requirements.

  The FTC, various states and certain foreign jurisdictions (including France, the Province of Alberta, Canada and Mexico) regulate the sale of franchises. The FTC requires franchisors to make extensive disclosure to prospective franchisees but does not require registration. A number of states in which the Company's franchisees operate require registration or disclosure in connection with franchise offers and sales. In addition, several states in which the Company's franchisees operate have "franchise relationship laws" or "business opportunity laws" that limit the ability of the franchisor to terminate franchise agreements or to withhold consent to the renewal or transfer of these agreements. While the Company's business has not been materially adversely affected by such regulation, there can be no assurance that this will continue or that future regulation or legislation will not have such an effect.

 Year 2000 Compliance

  As is the case with most other companies using computers in their operations, the Company is faced with the task of addressing the year 2000 problem during the next two years. This problem results from the past practice in the computer industry of using two digits rather than four to designate the calendar year. This practice will result in incorrect results when the computer software programs perform arithmetic operations, comparisons of data field sorting involving years later than 1999.

  The Company's reservations systems, its current software products offered for license to franchisees as well as its internal financial systems are being analyzed for year 2000 compliance. Although the testing of these systems is not yet complete, the Company does not believe any of the above elements will have a material impact on the Company's results of operations or financial condition.

 Legal Proceedings

  The Company is, from time to time the subject of, or involved in, litigation. None of such litigation currently involving the Company, either individually or in the aggregate, is expected to be material to the Company's business, financial condition or results of operations.

 Employees

  The Company employed approximately 2,268 people as of June 30, 1998. None of the Company's employees are represented by unions or covered by collective bargaining agreements. The Company considers its relations with its employees to be satisfactory.

 Company History

  Prior to becoming a separate, publicly-held company on October 15, 1997 pursuant to the Company Spin-Off, the Company was known as Choice Hotels Franchising, Inc. and was a wholly-owned subsidiary of Former

Choice. On October 15, 1997, Former Choice distributed to its stockholders its business of franchising hotels under the Choice Brands (which had been conducted primarily by the Company) and its European hotel ownership and franchising business pursuant to the Company Spin-Off. At the time of the Company Spin-Off, the Company changed its name to "Choice Hotels
International, Inc.," and Former Choice changed its name to "Sunburst Hospitality Corporation."

  Prior to November 1996, Former Choice was a subsidiary of Manor Care which, directly and through its subsidiaries, engaged in the Lodging Business and the health care business. On November 1, 1996, Manor Care separated the Lodging Business from its health care business pursuant to the Former Choice Spin-Off. In connection with the Former Choice Spin-Off, the Company became a wholly-owned subsidiary of Former Choice and remained as such until consummation of the Company Spin-Off.

                                  MANAGEMENT

 Board of Directors

  The Company's Board of Directors is divided into three classes, designated Class I, Class II and Class III, each as nearly equal in number of directors as possible. The terms of the Class I directors will terminate on the date of the 2001 annual meeting of the Company's stockholders; the terms of the Class II directors will terminate on the date of the 1999 annual meeting of the Company's stockholders; and the terms of the Class III directors will terminate on the date of the 2000 annual meeting of the Company's stockholders. At each annual meeting of the Company's stockholders, successors to the class of directors whose terms expire at that annual meeting will be elected for a three-year term. For a discussion of recent changes in the Company's board of directors, see "Prospectus Summary -- Recent Developments."

  The name, age and class of directorship of each of the seven persons who are the directors of the Company are set forth below:

                                                                       CLASS OF
      NAME                                                         AGE DIRECTOR
      ----                                                         --- ---------
     Stewart Bainum, Jr. .........................................  52 Class II
     Barbara Bainum...............................................  53 Class III
     Charles A. Ledsinger, Jr. ...................................  48 Class II
     Frederic V. Malek............................................  61 Class III
     Gerald W. Petitt.............................................  52 Class I
     James H. Rempe...............................................  67 Class II
     Jerry E. Robertson, Ph.D.....................................  65 Class I

    --------
    Stewart Bainum, Jr. is the brother of Barbara Bainum.

 Background of Directors

  Stewart Bainum, Jr. Chairman of the Board of the Company from March 1987 to June 1990 and since October 1997; Chairman of the Board of Former Choice/Sunburst from November 1996 to July 1998; Chairman of the Board and Chief Executive Officer of Manor Care and ManorCare Health Services, Inc. ("MCHS") since March 1987; Chief Executive Officer of Manor Care since March 1987 and President since June 1989; Vice Chairman of the Board of Vitalink Pharmacy Services, Inc. ("Vitalink") since December 1994; Vice Chairman of the Board of Manor Care and subsidiaries from June 1982 to March 1987; Director of Manor Care since August 1981, of Vitalink since September 1991, of MCHS since 1976 and of the Company since 1977; Chief Executive Officer of MCHS since June 1989 and President from May 1990 to May 1991; Chairman of the Board and Chief Executive Officer of Vitalink from September 1991 to February 1995 and President and Chief Executive Officer from March 1987 to September 1991.

  Barbara Bainum. President, Secretary and Director of the Commonweal Foundation since December 1990, December 1984 and December 1994, respectively; Secretary and Director of Realty Investment Company, Inc. since July 1989 and March 1982, respectively; Family Services Agency, Gaithersburg, Maryland, Clinical Social Work since September 1994; Department of Social Services, Rockville, Maryland, Social Work Case Management from September 1992 to May 1993; member of the Boards of Trustees of Columbia Union College (September 1987 to May 1991) and Atlantic Union College (September 1985 to May 1987); Director of the Company since October 1997 and of Former Choice from November 1996 to October 1997.

  Charles A. Ledsinger, Jr. Chief Executive Officer, President and Director of the Company since July 1998; President and Chief Operating Officer of St. Joe Company from February 1998 to July 1998; Senior Vice President and Chief Financial Officer of St. Joe Company from May 1997 to February 1998; Senior Vice President and Chief Financial Officer of Harrah's Entertainment/The Promus Companies from 1990 to 1997, where he served as Treasurer from 1988 to 1990 and as Vice President, Project Finance in the Embassy Suites Division from 1983 to 1986; Senior Vice President and Treasurer of Harrah's Jazz Finance Company from

December 1993 to April 1997; various management positions with Holiday Inns from 1978 to 1993; Director: TBC Corporation, Perkins Management Company, Inc. and Friendly Ice Cream Corporation.

  Frederic V. Malek. Director of the Company from 1990 to November 1996 and since October 1997; Chairman of Thayer Capital Partners since March 1993; Co-Chairman of CB Commercial Real Estate Group, Inc. from April 1989 to October 1996; Campaign Manager for Bush-Quayle '92 from January 1992 to November 1992; Vice Chairman of NWA, Inc. (airlines), July 1990 to December 1991; Director:
Manor Care, Sunburst, American Management Systems, Inc., Automatic Data Processing Corp., CB Commercial Real Estate Group, Inc., FPL Group, Inc. (an affiliate of Florida Power and Light-power company), Northwest Airlines and various Paine Webber mutual funds.

  Gerald W. Petitt. President and Chief Executive Officer of Creative Hotel since November 1996; Co-Chairman of the Company from January 1995 to November 1996 and a Director from December 1980 to November 1996 and since October 1997; President of the Company from June 1990 to January 1995 and Chief Operating Officer from December 1980 to January 1995; Director of Former Choice from November 1996 to October 1997; Director: Old Westbury Private Coastal Fund LLC.

  James H. Rempe. Senior Vice President, General Counsel and Secretary of Manor Care since August 1981 and of the Company from February 1981 to November 1996; Director of the Company since October 1997; Director: In Home Health Inc. and Vitalink.

  Jerry E. Robertson, Ph.D. Retired; Executive Vice President, 3M Life Sciences Sector and Corporate Services from November 1986 to March 1994; Director of the Company from 1989 to October 1996 and since October 1997;
Director: Manor Care, Allianz Life Insurance Company of North America, Cardinal, Inc., Coherent, Inc., Haemonetics Corporation, Medwave, Inc., Project Hope and Steris Corporation.

 Compensation of Directors

  The Company has adopted the Choice Hotels International, Inc. Non-Employee Director Stock Option and Deferred Compensation Stock Purchase Plan. Part A of the Plan provides that eligible non-employee directors are granted options to purchase 5,000 shares of the Company's common stock on their first date of election and are granted options to purchase 1,000 shares on their date of election in subsequent calendar years. Part B of the Plan provides that eligible non-employee directors may elect, prior to May 31 of each year, to defer a minimum of 25% of committee fees earned during the ensuing fiscal year. The fees which are so deferred will be used to purchase the Company's common stock on the open market within 15 days after December 1, February 28 and May 31 of such fiscal year. Pending such purchases, the funds will be credited to an Interest Deferred Account, which will be interest bearing. Stock which is so purchased will be deposited in a Stock Deferred Account pending distribution in accordance with the Plan.

  Directors who are employees of the Company receive no separate remuneration for their services as directors. Pursuant to the Non-Employee Director Stock Compensation Plan adopted by the Company, eligible non-employee directors will receive annually, in lieu of cash, restricted shares of the Company's common stock, the fair market value of which at the time of grant will be equal to $30,000, which will represent the Board of Directors retainer and meeting fees. In addition, all non-employee directors receive $1,610 per diem for Committee meetings attended and are reimbursed for travel expenses and other out-of-pocket costs incurred in attending meetings.

 Executive Officers

  The name, age, title and business background of each executive officer of the Company are set forth below. The business address of each executive officer is 10750 Columbia Pike, Silver Spring, Maryland 20901. For a discussion of recent changes in the Company's executive officers, see "Prospectus Summary -- Recent Developments."

    NAME                           AGE                 POSITION
    ----                           ---                 --------
   Stewart Bainum, Jr. ...........  52 Chairman of the Board of Directors
   Charles A. Ledsinger, Jr. .....  48 Chief Executive Officer and President
   Thomas Mirgon..................  41 Senior Vice President, Administration
   Mark C. Wells..................  48 Senior Vice President, Marketing
   Michael J. DeSantis............  39 Senior Vice President, General Counsel
                                        and Secretary
   Joseph M. Squeri...............  33 Vice President, Treasurer and Controller

 Background of Executive Officers

  Stewart Bainum, Jr. See--"Management--Background of Directors."

  Charles A. Ledsinger, Jr. See--"Management--Background of Directors."

  Michael J. DeSantis. Senior Vice President, General Counsel and Secretary of the Company since June 1997 and of Former Choice from June 1997 to October 1997; Senior Attorney for Former Choice from November 1996 to June 1997; Senior Attorney for Manor Care from January 1996 to October 1996; Vice President, Associate General Counsel and Assistant Secretary for Caterair International Corporation from April 1994 to December 1995; Assistant General Counsel of Caterair International from May 1990 to March 1994.

  Thomas Mirgon. Senior Vice President, Administration of the Company since April 1998; Senior Vice President, Human Resources of the Company from March 1997 to April 1998 and of Former Choice from March 1997 to October 1997; Senior Vice President, Partner Services of the Company from October 1997 to ; Vice President, Administration of Interim Services from August 1993 to February 1997; employed by Taco Bell Corp. from January 1986 to August 1993, last serving as Senior Director, Field Human Resources from February 1992 to August 1993.

  Mark C. Wells. Senior Vice President, Marketing of the Company since April 1998; Senior Vice President, Franchise Services of Promus Hotel Corp. from January 1996 to April 1998; Senior Vice President, Marketing of Promus Hotel Corp. from August 1993 to January 1996; Senior Vice President, Embassy Suites, Inc. from January 1992 to August 1993; Vice President, Marketing of Hampton Inns, Inc. from September 1986 to January 1992; Vice President, Marketing of Days Inn, Inc. from July 1982 to September 1986; Vice President, Operations and Marketing of Holiday Clubs International from April 1980 to July 1982.
Director: Pegasus Systems, Inc.

  Joseph M. Squeri. Vice President, Treasurer and Controller of the Company since April 1998; Vice President, Finance and Controller of the Company since March 1997 and of Former Choice from March 1997 to October 1997; Director of Investment Funds, The Carlyle Group, from November 1994 to February 1997; various positions with Arthur Andersen LLP from July 1987 to November 1994, most recently as Manager.

 Compensation of Executive Officers

  Summary Compensation. The following tables set forth certain information concerning the annual and long-term compensation of the chief executive officer, the four other most highly compensated executive officers of the Company, all of whom were serving in such capacity at the end of the last fiscal year, and one former executive officer of the Company who otherwise would have been one of the four other most highly compensated executive officers (the "Named Officers"). Messrs. Ledsinger and Wells were not employed by the Company at the end of the last fiscal year.

  Compensation received by the Named Officers prior to consummation of the Former Choice Spin-Off was paid by Manor Care. Compensation received by the Named Officers after the Former Choice Spin-Off, but prior to the Company Spin-Off, was paid by Former Choice. Compensation received by the Named Officers after the Company Spin-Off was paid by the Company.

                          SUMMARY COMPENSATION TABLE

                                               ANNUAL               LONG-TERM COMPENSATION
                                          COMPENSATION(1)                 RESTRICTED
                                     --------------------------     ---------------------------
                             FISCAL                                   STOCK        STOCK OPTION      ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR(1)  SALARY   BONUS    OTHER       AWARDS($)      SHARES(#)(2)   COMPENSATION(3)
---------------------------  ------- -------- -------- --------     ----------     ------------   ---------------
Stewart Bainum, Jr.
 (4)....................      1997A  $164,089 $ 47,683          (5)        --            --               --
 Chairman                     1997B   656,357  388,520          (5)        --         60,000 (6)          --
                              1996    625,102  337,555          (5)        --         60,000 (7)     $ 33,543
William R. Floyd (8)....      1997A   437,260  267,233 $139,403 (9)        --         65,000(10)          --
 Former Chief Executive       1997B   278,754      --   107,831(11) $1,250,000(12)   307,693(13)          --
 Officer and President        1996        --       --       --             --            --               --
Barry L. Smith (14).....      1997A   254,231  108,000          (5)        --         37,900(15)       11,086
 Former Senior Vice           1997B   239,914  108,000          (5)        --         25,000(16)       11,086
 President, Marketing         1996    233,728  110,834          (5)        --          5,000(17)       10,427
Thomas Mirgon (18)......      1997A   188,423   51,315  169,626(19)        --          7,100(20)
 Senior Vice President,       1997B    56,718   51,315          (5)        --         40,000(21)          --
 Administration               1996        --       --                      --            --               --
Michael J. DeSantis
 (22)...................      1997A   122,870   19,204          (5)                   40,000(23)          --
 Senior Vice President,       1997B    99,516    3,477                     --            --               --
 General Counsel &
 Secretary                    1996     35,656      --                      --            --               --
Rodney Sibley (24)......      1997A   307,446  139,105   31,382(25)        --         47,400(26)      177,329(27)
 Former Senior Vice
 President,                   1997B   309,123  139,105          (5)        --         30,000(28)       27,329
 Franchise Operations         1996    423,858      --           (5)        --            --            27,329

--------
 (1) On September 16, 1997, the Company changed its fiscal year end from May 31 to December 31. Accordingly, the summary compensation information presented is for the twelve months ended December 31, 1997 ("1997A"), the fiscal year ended May 31, 1997 ("1997B") and the fiscal year ended May 31, 1996 ("1996"). Summary compensation data paid to the Named Officers during the period between January 1, 1997 and May 31, 1997 are reflected in each of the 1997A and 1997B periods.
 (2) For Messrs. Bainum, Jr., Smith and Sibley, the grants in fiscal years 1997B and 1996 represent options to purchase shares of Manor Care common stock. In connection with the Former Choice Spin-Off, the options to purchase Manor Care common stock were converted, in some cases 100%, to options to purchase Former Choice common stock. For Messrs. Floyd and Mirgon with respect to grants in 1997B and for all of the Named Officers with respect to grants in 1997A, each grant represents options to acquire shares of Former Choice common stock. In connection with the Company Spin-Off, the options to purchase Former Choice common stock were converted to successor options to purchase Company common stock and Sunburst common stock. In all cases, however, the exercise prices were adjusted to maintain the same financial value to the option holder before and after the Former Choice Spin-Off and the Company Spin-Off.
 (3) Represents amounts contributed by Manor Care for 1996, Former Choice for 1997B and Former Choice/Sunburst for 1997A under their respective 401(k) Plan and Non-Qualified Savings Plan, which provide retirement and other benefits to eligible employees, including the Named Officers. The value of the amounts contributed in stock by Former Choice during 1997B and 1997A under the 401(k) Plan and Non-qualified Savings Plan, respectively, for the Named Offices were as follows: Mr. Smith, $3,696 and $7,390 and Mr. Sibley, $9,000 and $18,329.
 (4) For part of 1997B and all of 1996, Mr. Bainum, Jr. was the Chairman and Chief Executive Officer of Manor Care and Former Choice. In November, 1996, he resigned as Chief Executive Officer of Former Choice. The compensation reflected for 1997B and 1996 is the total compensation received for services rendered to both Manor Care and Former Choice. For the period between January 1, 1997 and October 15, 1997, the amount of compensation paid solely by Former Choice was $132,533 for base salary and $47,683 for bonus. From October 15, 1997 to December 31, 1997, the amount of compensation paid solely by the Company was $15,777 for the period between October 16, 1997 and December 31, 1997.
 (5) The value of perquisites and other compensation does not exceed the lesser of $50,000 or 10% of the amount of annual salary and bonus paid.
 (6) In connection with the Company Spin-Off, these options were converted into options to acquire 60,000 shares of Company common stock at an exercise price of $12.1130 and 20,000 shares of Sunburst common stock at an exercise price of $7.1894.
 (7) In connection with the Company Spin-Off, these options were converted into options to acquire 60,000 shares of Company common stock at an exercise price of $9.2807 and 20,000 shares of Sunburst common stock at an exercise price of $5.5083.
 (8) Mr. Floyd's employment as Chief Executive Officer of Former Choice and the Company commenced October 21, 1996 and terminated on June 15, 1998.
 (9) Consists of $127,703 in relocation expenses (including $107,831 reported under 1997B) and $11,700 in automobile allowance.
(10) In connection with the Company Spin-Off, these options were converted into options to purchase 71,631 shares of Company common stock at an exercise price of $16.488 and 10,833 shares of Sunburst common stock at an exercise price of $9.786.
(11) Consists of relocation expenses.
(12) Represents a grant of 85,470 restricted shares of Former Choice common stock granted on November 4, 1996. The shares vest in three equal annual installments beginning on November 4, 1997. The restricted shares are entitled to dividends and in connection with the Company Spin-Off, Mr. Floyd received 85,470 shares of Company common stock as a dividend on such shares of Former Choice common stock, of which 56,980 remain unvested. Pursuant to a Severance Agreement, 42,375 of the unvested shares of the Company common stock and 14,246 shares of the Sunburst common stock were cancelled.
(13) In connection with the Company Spin-Off, these options were converted into options to purchase 341,515 shares of Company common stock at an exercise price of $12.2095 and 45,584 shares of Sunburst common stock at an exercise price of $7.2466.
(14) Mr. Smith retired from the Company in April 1998.
(15) In connection with the Company Spin-Off, these options were converted into options to purchase 42,586 shares of Company common stock at an exercise price of $13.2008 and 4,738 shares of Sunburst common stock at an exercise price of $7.835.
(16) In connection with the Former Choice Spin-Off and the Company Spin-Off, these options were converted into options to acquire 77,624 shares of Company common stock at an exercise price of $12.113 and 6,819 shares of Sunburst common stock at an exercise price of $7.1894.
(17) In connection with the Former Choice Spin-Off, these options were converted into options to acquire 15,183 shares of Company common stock at an exercise price of $9.2807 and 1,023 shares of Sunburst common stock at an exercise price of $5.5083.
(18) Mr. Mirgon's employment with the Company and Former Choice commenced March 3, 1997.
(19) Consists of $160,995 in relocation expenses and $8,631 in automobile allowance.
(20) In connection with the Company Spin-Off, these options were converted into options to purchase 7,978 shares of Company common stock at an exercise price of $13.2008 and 888 shares of Sunburst common stock at an exercise price of $7.835.
(21) In connection with the Company Spin-Off, these options were converted into options to purchase 44,946 shares of Company common stock at an exercise price of $13.0443 and 5,000 shares of Sunburst common stock at an exercise price of $7.7421.
(22) Mr. DeSantis' employment with Manor Care commenced in January 1996. Mr. DeSantis' employment with Former Choice commenced in November 1996. He was appointed Senior Vice President, General Counsel and Secretary of Former Choice and the Company in June 1997.
(23) In connection with the Company Spin-Off, these options were converted into options to purchase 44,946 shares of Company common stock at an exercise price of $13.2008 and 5,000 shares of Sunburst common stock at an exercise price of $7.835.

(24) Prior to 1997A, Mr. Sibley's compensation was based on commissions. Mr. Sibley's employment was terminated in November 1997.
(25) Consists of $29,029 in relocation expenses and $2,353 in automobile allowance.
(26) In connection with the Company Spin-Off, these options were converted into options to purchase 53,261 shares of Company common stock at an exercise price of $13.2008 and 5,925 shares of Sunburst common stock at an exercise price of $7.835.
(27) In connection with his resignation, Mr. Sibley was paid a severance payment of $150,000.
(28) In connection with the Former Choice Spin-Off and the Company Spin-Off, these options were converted into options to acquire 93,149 shares of Company common stock at an exercise price of $12.113 and 8,182 shares of Sunburst common stock at an exercise price of $7.1894.

  Stock Options. The following tables set forth certain information at December 31, 1997 and for the twelve months then ended concerning options to purchase Company common stock granted to Named Officers. All common stock figures and exercise prices have been adjusted to reflect stock dividends and stock splits effective in prior fiscal years. Upon consummation of the Company Spin-Off, existing Former Choice stock options were subject to certain adjustments or conversions into options to purchase Company common stock and Sunburst common stock.

                          STOCK OPTION GRANTS IN 1997

                               INDIVIDUAL GRANTS

                                                                                         POTENTIAL REALIZABLE
                                               PERCENTAGE OF                               VALUE OF ASSUMED
                                               TOTAL OPTIONS                              RATE OF STOCK PRICE
                                               GRANTED TO ALL                                APPRECIATION
                                    NUMBER OF   EMPLOYEES IN  EXERCISE BASE               FOR OPTION TERM(2)
                                     OPTIONS    FISCAL YEAR       PRICE     EXPIRATION   ---------------------
 NAME                     COMPANY* GRANTED (1)      1997        PER SHARE      DATE        5%(3)     10%(4)
 ----                     -------- ----------- -------------- ------------- ----------   --------- -----------
Stewart Bainum, Jr......   CHH            0         --               --          --            --          --
                           SNB            0         --               --          --            --          --
                                     ------
                           Total          0         --               --          --            --          --
William R. Floyd(5).....   CHH       71,431            (6)      $ 16.488     9/16/07     $ 740,682 $ 1,877,035
                           SNB       10,833            (7)      $  9.786     9/16/07        66,670     168,955
                                     ------                                              --------- -----------
                           Total     82,264                                                807,352   2,045,990
Barry L. Smith(5).......   CHH       42,586            (6)      $13.2008     6/24/07       353,544     895,954
                           SNB        4,738            (7)      $ 7.8350     6/24/07        23,346      59,163
                                     ------                                              --------- -----------
                           Total     47,324                                                376,890     955,117
Thomas Mirgon(5)........   CHH       44,946            (6)      $13.0443     2/25/07       368,714     934,395
                           CHH        7,978            (6)      $13.2008     6/24/07        66,232     167,846
                           SNB        5,000            (7)      $ 7.7421     2/25/07        24,345      61,694
                           SNB          888            (7)      $ 7.8350     6/24/07         4,375      11,088
                                     ------                                              --------- -----------
                           Total     58,812                                                463,666   1,175,023
Michael J. DeSantis(5)..   CHH       44,946            (6)      $13.2008     6/24/07       373,137     945,605
                           SNB        5,000            (7)      $ 7.8350     6/24/07        24,637      62,435
                                     ------                                              --------- -----------
                           Total     49,946                                                397,774   1,008,040
Rodney Sibley(5)........   CHH       53,261            (6)      $13.2008     6/24/07(8)    442,167   1,120,542
                           SNB        5,925            (7)      $ 7.8350     6/24/07(8)     29,194      73,985
                                     ------                                              --------- -----------
                           Total     59,186                                                471,361   1,194,527

--------
 *  References to "CHH" are to the Company and "SNB" are to Sunburst.
(1) Options granted to the Named Officers were granted prior to the Company Spin-Off and were thus granted as options to purchase Former Choice common stock. In connection with the Company Spin-Off, these options to purchase Former Choice common stock were converted to options to purchase Company common stock and Sunburst common stock. In all cases, however, the exercise prices were adjusted to maintain the same financial value to the option holder before and after the Company Spin-Off. The number of options set forth in the table represent the number of Company and Sunburst options and the adjusted exercise prices after the conversion.
(2) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Commission and therefore are not intended to forecast future possible appreciation, if any, of the stock price. Since options are granted at market price, a zero percent gain in the stock price will result in no realizable value to the optionees.
(3) A 5% per year appreciation in stock price for the option term from $16.488 per share yields $10.3692, from $9.786 per share yields $6.1544, from $13.2008 per share yields $8.3019, from $7.835 per share yields $4.9274, from $13.0443 per share yields $8.2035 and from $7.7421 per share yields $4.8690.

(4) A 10% per year appreciation in stock price for the option term from $16.488 per share yields $26.2776, from $9.786 per share yields $15.5964, from $13.2008 per share yields $21.0387, from $7.835 per share yields $12.4970, from $13.0443 per share yields $20.7893 and from $7.7421 per share yields $12.3389.
(5) The options granted to the officers vest at the rate of 20% per year on the first through the fifth anniversaries of the date of the stock option grant.
(6) In the twelve months ended December 31, 1997, the Company only granted options to two individuals for a total of 50,000 options granted. All other outstanding Company options (including those listed in this table) were issued in connection with the conversion of Former Choice options in the Company Spin-Off.
(7) The options presented in this table are presented post-conversion from the Company Spin-Off. Since the option grants presented in the table were granted prior to the Company Spin-Off conversion, the percentage is not presented since it would not be equivalent to the percentage if calculated on a pre-Company Spin-Off basis.
(8) In connection with Mr. Sibley's termination, the expiration date of these options was changed to 7/5/01.

       AGGREGATE OPTION EXERCISES IN 1997 AND YEAR-END OPTION VALUES(1)

                                                                   NUMBER OF           VALUE OF UNEXERCISED
                                                              UNEXERCISED OPTIONS      IN-THE-MONEY OPTIONS
                                    SHARES                   AT DECEMBER 31, 1997     AT DECEMBER 31, 1997(2)
                                  ACQUIRED ON     VALUE    ------------------------- -------------------------
 NAME                    COMPANY* EXERCISE(#)  REALIZED($) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
 ----                    -------- -----------  ----------- ----------- ------------- ----------- -------------
Stewart Bainum, Jr......   CHH          --            --     303,000      157,000    $3,602,207   $1,188,693
                           SNB      465,000(3) $3,105,452    101,000       52,334       750,906      254,990
William R. Floyd........   CHH          --            --      68,303      344,643       258,902    1,000,752
                           SNB          --            --       9,117       47,300        23,963       96,814
Barry L. Smith..........   CHH          --            --      68,539      168,500       727,316    1,036,330
                           SNB       39,537(3)    156,324      6,135       20,988        48,467       91,205
Thomas Mirgon...........   CHH          --            --           0       52,924             0      155,178
                           SNB          --            --           0        5,888             0       12,476
Michael J. DeSantis.....   CHH          --            --           0       44,946             0      125,812
                           SNB          --            --           0        5,000             0       10,200
Rodney Sibley...........   CHH          --            --      35,933      126,808       231,229      434,965
                           SNB          --            --           0       14,107             0       34,060

--------
 *  References to "CHH" are to the Company, and "SNB" are to Sunburst.
(1) Options granted to the Named Officers were granted prior to the Company Spin-Off and were thus granted as options to purchase Former Choice common stock. In connection with the Company Spin-Off, these options to purchase Former Choice common stock were converted to options to purchase Company common stock and Sunburst common stock. In all cases, however, the exercise prices were adjusted to maintain the same financial value to the option holder before and after the Company Spin-Off. The number of options set forth in the table represent the number of Company and Sunburst options and the adjusted exercise prices after the conversion.
(2) The closing prices of Company common stock and Sunburst common stock as reported by the New York Stock Exchange on December 31, 1997 were $16.00 and $9.875, respectively. The value is calculated on the basis of the difference between the option exercise price and such closing price multiplied by the number of shares of Company common stock or Sunburst common stock underlying the option.
(3) These exercises occurred prior to the Company Spin-Off and therefore involved the exercise of Former Choice options.

EMPLOYMENT AGREEMENTS

  The Company entered into an employment agreement with Stewart Bainum, Jr., providing for Mr. Bainum, Jr.'s employment as Chairman of the Company's Board of Directors. The agreement has a term of three years from October 15, 1997. Either Choice or Mr. Bainum may terminate the agreement upon 30 days' prior written notice on the first and second anniversary dates of the agreement. The agreement provides that Mr. Bainum, Jr. devote 12.5% of his professional time to the Company's affairs, 12.5% of his professional time to the affairs of Sunburst and the remaining 75% of his professional time to the affairs of Manor Care. The agreement provides for a base salary of $82,702 per annum, subject to annual adjustments, for services to the Company and a maximum bonus of 60% of Mr. Bainum, Jr.'s base compensation based upon the performance of the Company. In July 1995, the agreement was amended to provide that Mr. Bainum, Jr. would devote 25% of his professional time to Choice for an annual base salary of $165,404.

  The Company entered into an Employment Agreement with Charles A. Ledsinger, Jr. providing for Mr. Ledsinger's employment and Chief Executive Officer and President. The agreement has a term of five years from July 31, 1998 and provides for a base salary of $500,000 per annum, subject to annual adjustments, and an annual bonus of up to 60% of his base compensation, based upon the Company's performance. The agreement also provides for an award of $825,000 worth of restricted Company common stock, which vests in three equal annual installments beginning one year from the grant date and options to acquire Company common stock at a value of $7.5 million, which vests in five equal annual installments beginning one year form the grant date. The agreement provides that for a period of two years after the termination of his employment, Mr. Ledsinger will not disclose confidential information or solicit Company employees. The agreement also provides that if Mr. Ledsinger is terminated within twelve months of a change of control of the Company, then he shall receive a severance payment equal to 200% of his base salary plus 75% of the amount of any bonus awarded in the previous fiscal year.

  The Company assumed an employment agreement between Former Choice and Thomas Mirgon. The agreement has a term of five years from March 3, 1997 and provides for a base salary of $230,000 per annum, subject to annual adjustments and an annual bonus of up to 50% of his base compensation, based on the Company's performance. The agreement also provides for (i) a one-time cash payment of $50,000, payable in two equal installments: the first within 30 days of March 3, 1997 and the second within 30 days of March 3, 1998; and (ii) a grant of 30,000 non-qualified options and 10,000 incentive stock options of Former Choice.

  The Company entered into an Employment Agreement with Mark Wells dated April 13, 1998. The agreement has a five-year term and provides for a base salary of $275,000 per annum, subject to annual adjustments, and an annual bonus of up to 50% of his base compensation, based upon the Company's performance. The agreement also provides for an award of 18,750 restricted shares of the Company's common stock and options to acquire 65,000 shares of the Company's common stock, both granted on May 18, 1998. The restricted stock and stock options each vest in five equal annual installments beginning on May 18, 1999.

  The Company entered into an Employment Agreement with Michael J. DeSantis dated April 29, 1998. The agreement has a five-year term and provides for a base salary of $170,000 per annum, subject to annual adjustments, and an annual bonus of up to 50% of his base compensation, based upon the Company's performance.

  On June 15, 1998, the Company and William R. Floyd entered into an agreement relating to Mr. Floyd's resignation which provides for a severance payment equal to one year of Mr. Floyd's base salary and for the continued vesting of previously granted stock options for one year. The agreement also provides that Mr. Floyd shall be entitled to one-half of the amount of restricted shares of the Company and Sunburst common stock which vest on November 4, 1999. The other one-half as well as the portion which vests in 2000 are canceled. Mr. Floyd has agreed to keep confidential any business information of the Company and for one year not to solicit for employment any Company employees.

  On December 18, 1997, the Company entered into a Consulting Agreement with Barry L. Smith under which Mr. Smith will provide consulting services to the Company upon his retirement. Mr. Smith will retire as Senior Vice President, Marketing upon 45 days of a successor being appointed, but in no event later than December 15, 1998. The initial term of the agreement shall commence on Mr. Smith's retirement and end on December 15, 1998. At the mutual election of the parties, the agreement shall be extended for successive one-year periods. For the initial term, Mr. Smith shall receive a pro rata portion of an annual fee of $265,000, depending upon the commencement of the initial term. During any extension period, Mr. Smith shall be paid at a rate of $200 per hour. Mr. Smith agrees that during the term of the agreement (and any extensions), he will not compete with the Company.

  On December 16, 1997, the Company and Mr. Sibley entered into an agreement which was effective upon Mr. Sibley's resignation from the Company on November 20, 1997. The agreement provides for a payment to Mr. Sibley in the aggregate amount of $150,000. The agreement also provides that Mr. Sibley's stock options will continue to vest through July 5, 2001 and that Mr. Sibley agrees not to compete with the Company during that period.

RETIREMENT PLANS

  The Company has adopted the Choice Hotels International, Inc. Supplemental Executive Retirement Plan (the "SERP"). Participants are Senior Vice Presidents and other officers who report directly to the CEO.

  Participants in the SERP receive a monthly benefit for life based upon final average salary and years of service. Final average salary is the average of the monthly base salary, excluding bonuses or commissions, earned in a 60-month period which produces the highest average out of the 120 months of employment, prior to the first occurring of the early retirement date or the normal retirement date. The nominal retirement age is 65, and participants must have a minimum of 15 years of service. Participants may retire at age 60 and may elect to receive reduced benefits commencing prior to age 65, subject to Board approval. All of the Named Officers who are participants, except for Mr. Smith, are age 55 or younger, so that none of their compensation reported above would be included in the final average salary calculation.

  Assuming that the following officers continue to be employed by the Company until they reach age 65, their credited years of service are as follows:

                                                  CURRENT YEARS YEARS OF SERVICE
     NAME OF INDIVIDUAL                            OF SERVICE      AT AGE 65
     ------------------                           ------------- ----------------
     Stewart Bainum, Jr. ........................       22              38
     Charles A. Ledsinger, Jr. ..................        0              17
     Thomas Mirgon...............................        2              24
     Michael J. DeSantis.........................        3              28
     Mark C. Wells...............................        0            [17]

  The table below sets forth estimated annual benefits payable upon retirement to persons in specified compensation and years of service classifications. These benefits are straight life annuity amounts, although participants have the option of selecting a joint and 50% survivor annuity or ten-year certain payments. The benefits are not subject to offset for social security and other amounts.

        YEARS OF SERVICE/BENEFIT AS PERCENTAGE OF FINAL AVERAGE SALARY

                                                                         25 OR
     RENUMERATION                                      15/15%  20/22.5% MORE/30%
     ------------                                      ------- -------- --------
     $300,000......................................... $45,000 $ 67,500 $ 90,000
      350,000.........................................  52,500   78,750  105,000
      400,000.........................................  60,000   90,000  120,000
      450,000.........................................  67,500  101,250  135,000
      500,000.........................................  75,000  112,500  150,000
      600,000.........................................  90,000  135,000  180,000

  In October 1997, the Company established the Choice Hotels International, Inc. Retirement Savings and Investment Plan (the "401(k) Plan"). The 401(k) Plan is a defined contribution retirement, savings and investment plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and includes a cash or deferred arrangement under Section 401(k) of the Code. All employees age 21 or over and who have worked for the Company for a twelve-month period during which such employee completed at least 1,000 hours will be eligible to participate. Subject to certain non-discrimination requirements, each employee will be able to contribute an amount to the 401(k) Plan on a pre-tax basis up to 15% of the employee's salary, but not more than the current Federal limit of $10,000. The Company will match contributions made by its employees subject to certain limitations. The amount of the match will be equal to a percentage of the amount of salary reduction contribution made on behalf of a participant during the plan year based upon a formula that involves the profits of the Company for the year and the number of years of service of the participant. Amounts contributed by the Company pursuant to its 401(k) Plan for Named Officers are included in the Summary Compensation Table under the column headed "All Other Compensation."

  The Company also adopted the Choice Hotels International, Inc. Non-Qualified Retirement Savings and Investment Plan ("Non-Qualified Savings Plan"). Certain select highly-compensated members of management of the Company will be eligible to participate in the Non-Qualified Savings Plan. The Non-Qualified Savings Plan is structured so as to provide the participants with a pre-tax savings vehicle to the extent that pre-tax savings are limited under the 401(k) Plan as a result of various governmental regulations, such as non-discrimination testing. Amounts contributed by the Company under its Non-Qualified Savings Plan for fiscal year 1997 for the Named Officers are included in the Summary Compensation Table under the column headed "All Other Compensation."

  The Company match under the 401(k) Plan and the Non-Qualified Savings Plan is limited to a maximum aggregate of 6% of the annual salary of a participant. Likewise, participant contributions under the two plans will not exceed the aggregate of 15% of the annual salary of a participant.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth the amount of the Company's common stock beneficially owned by (i) each director of the Company, (ii) the Company's chief executive officer and the other Named Officers, (iii) all officers and directors of the Company as a group and (iv) all persons who are expected to own beneficially more than 5% of the Company's common stock, each as of August 15, 1998. Unless otherwise specified, the address for each of them is 10750 Columbia Pike, Silver Spring, Maryland 20901.

                                              SHARES OF
                                             COMMON STOCK     PERCENT OF SHARES
   NAME OF BENEFICIAL OWNER               BENEFICIALLY OWNED   OUTSTANDING(1)
   ------------------------               ------------------  -----------------
   Stewart Bainum, Jr. .................      16,336,908 (2)        27.74%
   Barbara Bainum.......................       5,596,769 (3)         9.55%
   Michael J. DeSantis..................           9,890 (4)            *
   William R. Floyd (5).................         153,873 (6)            *
   Charles A. Ledsinger, Jr. ...........          65,842 (7)            *
   Frederic V. Malek....................          14,118 (8)            *
   Thomas Mirgon........................          10,585 (9)            *
   Gerald W. Petitt.....................          89,055(10)            *
   James H. Rempe.......................         136,337(11)            *
   Jerry E. Robertson, Ph.D.............          26,850(12)            *
   Barry L. Smith.......................          16,131(13)            *
   Rodney Sibley(14)....................          70,771(15)            *
   All Directors and Officers as a Group
    (13 persons)........................      17,106,432(16)        29.20%
   Stewart Bainum.......................      10,350,628 (17)       17.67%
   Bruce Bainum.........................       5,585,502(18)         9.53%
   Ronald Baron.........................      19,712,033(19)        33.65%

--------
 *  Less than 1% of class.

 (1) Percentages are based on 58,573,529 shares outstanding on August 15, 1998 (the "Measurement Date") plus, for each person, the shares which would be issued assuming that such person exercises all options it holds which are exercisable on such date or become exercisable within 60 days thereafter.
 (2) Includes 502,252 shares owned directly by Mr. Bainum, Jr. Also includes 5,417,761 shares owned by Bainum Associates Limited Partnership ("Bainum Associates") and 4,415,250 shares owned by MC Investments Limited Partnership ("MC Investments"), in both of which Mr. Bainum, Jr. is managing general partner with the sole right to dispose of the shares; 3,567,869 shares held directly by Realty Investment Company, Inc. ("Realty"), a real estate management and investment company in which Mr. Bainum, Jr. has shared voting authority; 1,779,628 shares owned by Mid Pines Associates Limited Partnership ("Mid Pines"), in which Mr. Bainum, Jr. is managing general partner and has shared voting authority; 73,200 shares owned by Vintage, L.P. in which Mr. Bainum is a general partner and has shared voting authority and 300 shares owned by the Foundation for Maryland's Future, in which Mr. Bainum, Jr. is the sole director. Also includes 327,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the Measurement Date, and 148 shares which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the Choice Hotels International, Inc. Non-Qualified Retirement Savings and Investment Plan ("Non-Qualified Savings Plan").
 (3) Includes 101,697 shares owned directly by Ms. Bainum. Also includes 1,779,628 shares owned by Mid Pines, in which Ms. Bainum's trust is a general partner and has shared voting authority, 3,567,869 shares owned by Realty, in which Ms. Bainum's trust has voting stock and shares voting authority; 73,200 shares owned by Vintage, L.P. in which Ms. Bainum is a general partner and has shared voting authority, and 70,305 shares owned by the Commonweal Foundation, in which Ms. Bainum is President and Director and has shared voting authority. Also includes 4,070 shares of restricted stock issued to Ms. Bainum under the Non-Employee Director Stock Compensation Plan which shares are not vested, but which Ms. Bainum has the right to vote.
 (4) Includes 900 shares owned directly and 8,990 shares which Mr. Desantis has the right to acquire pursuant to stock options which are currently exercisable or become exercisable within 60 days of the measurement date.
 (5) Mr. Floyd resigned from the Company on June 15, 1998.
 (6) Includes 28,590 shares held directly and 28,490 shares of restricted shares which are not yet vested, but which Mr. Floyd has the right to vote. Also includes 82,589 shares which Mr. Floyd has the right to acquire pursuant to stock options which are currently exercisable or become exercisable within 60 days of the Measurement Date.
 (7) Consists of restricted shares which are not yet vested, but which Mr. Ledsinger has the right to vote.

 (8) Includes 1,948 shares owned directly by Mr. Malek; 5,999 shares which Mr. Malek has the right to acquire pursuant to stock options which are presently exercisable, 5,591 restricted shares granted under the Non-Employee Director Stock Compensation Plan which are not vested, but which Mr. Malek has the right to vote and 580 shares held in a Rabbi Trust pursuant to the Choice Hotels International, Inc. Non-Employee Director Stock Option and Deferred Compensation Stock Purchase Plan (the "Deferred Compensation and Stock Purchase Plan").
 (9) Consists of shares which Mr. Mirgon has the right to acquire pursuant to stock options which are currently exercisable or exercisable within 60 days of the Measurement Date.
(10) Includes 76,324 shares held directly by Mr. Petitt and 8,661 shares held in trust for minor children for which Mr. Petitt is trustee. Beneficial ownership of such shares is disclaimed. Also includes 4,070 restricted shares granted under the Non-Employee Director Stock Compensation Plan which are not yet vested, but which Mr. Petitt has the right to vote.
(11) Includes 49,678 shares owned directly by Mr. Rempe and 83,851 shares which Mr. Rempe has the right to acquire pursuant to stock options which are presently exercisable or exercisable within 60 days of the Measurement Date. Also includes 2,808 restricted shares granted under the Non-Employee Director Stock Compensation Plan which are not yet vested, but which Mr. Rempe has the right to vote.
(12) Includes 2,710 shares held directly by Mr. Robertson and 15,500 shares owned by the JJ Robertson Limited Partnership, of which Mr. Robertson and his wife are the general partners with shared voting authority and 4,598 restricted shares granted under the Non-Employee Director Stock Compensation Plan which are not yet vested, but which Mr. Robertson has the right to vote. Also includes 2,564 shares which Mr. Robertson has the right to acquire pursuant to stock options which are presently exercisable and 1,478 shares acquired pursuant to the Deferred Compensation Stock Purchase Plan.
(13) Includes 15,322 shares which Mr. Smith has the right to acquire pursuant to stock options which are presently exercisable or exercisable within 60 days of the Measurement Date and 254 shares and 555 shares, respectively, which Mr. Smith has the right to receive upon termination of his employment pursuant to the terms of the Choice Hotels International, Inc. Retirement Savings and Investment Plan ("401(k) Plan") and the Non-Qualified Savings Plan.
(14) Mr. Sibley's employment with the Company was terminated in November 1997.
(15) Includes 27,031 shares held directly by Mr. Sibley, and 43,740 shares which Mr. Sibley has the right to acquire pursuant to stock options which are presently exercisable or exercisable within 60 days of the Measurement Date.
(16) Includes a total of 575,720 shares which the officers and directors included in the group have the right to acquire pursuant to stock options which are presently exercisable, or exercisable within 60 days of the Measurement Date, and a total of 1,994 shares and 3,528 shares, respectively, which such directors and officers have the right to receive upon termination of their employment with the Company pursuant to the terms of the 401(k) Plan and the Non-Qualified Savings Plan.
(17) Includes 3,906,542 shares held directly by the Stewart Bainum Declaration of Trust, of which Mr. Bainum is the sole trustee and beneficiary, his joint interest in 905,421 shares owned by Bainum Associates and 1,099,190 shares owned by MC Investments, each of which is a limited partnership in which Mr. Bainum has joint ownership with his wife as a limited partner and as such has the right to acquire at any time a number of shares equal in value to the liquidation preference of their limited partnership interests; 3,567,869 shares held directly by Realty, in which Mr. Bainum and his wife have shared voting authority; and 70,305 shares held by the Commonwealth Foundation of which Mr. Bainum is Chairman of the Board of Directors and has shared voting authority. Also includes 798,711 shares held by the Jane L. Bainum Declaration of Trust, the sole trustee and beneficiary of which is Mr. Bainum's wife, and 5,999 shares which Mr. Bainum has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the Measurement Date. Also includes 5,591 shares of restricted stock granted by the Company to Mr. Bainum under the Choice Hotels International, Inc. Non-Employee Director Stock Compensation Plan (the "Non-Employee Director Stock Compensation Plan") which are not vested but which Mr. Bainum has the right to vote.
(18) Includes 94,500 shares owned directly by Mr. Bainum. Also includes 1,779,628 shares owned by Mid Pines and 73,200 shares owned by Vintage, L.P., in each of which Mr. Bainum is a general partner and has shared voting authority, 3,567,869 shares owned by Realty in which Mr. Bainum's trust has voting stock and shares voting authority and 70,305 shares owned by the Commonwealth Foundation, in which Mr. Bainum is a Director and has shared voting authority. Mr. Bainum's address is 8737 Colesville Road, Suite 800, Silver Spring, Maryland, 20910.
(19) As of February 3, 1998 based on a Schedule 13-D, as amended, filed by Mr. Baron with the Commission. Mr. Baron's address is 450 Park Avenue, Suite 2800, New York, New York 10022. Pursuant to a letter agreement dated February 4, 1998 between the Company, Mr. Baron and entities under the control of Mr. Baron (together with Mr. Baron, the "Baron Entities"), each Baron Entity covenanted not to (i) acquire any additional shares of stock or security convertible into stock of the Company; (ii) take any action or participate in any transaction which may constitute an event of default under the Credit Facility; or (iii) seek representation on the Board of Directors of the Company.

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

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Relationship with Manor Care. Stewart Bainum, Jr. is the Chairman of the Company's Board of Directors and is also the Chairman of the Board of Directors of Manor Care. James Rempe is a Director of the Company and Senior Vice President and General Counsel of Manor Care. Additionally, Messrs. Bainum, Bainum, Jr. and Rempe, as well as certain other officers and directors of the Company and of Manor Care own shares and/or options or other rights to acquire shares of each of the Company and Manor Care.

  In connection with the Company Spin-Off, the Company, Sunburst and Manor Care entered into an Omnibus Amendment and Guaranty Agreement (the "Amendment and Guaranty") pursuant to which the Company (i) became a party to certain agreements entered into between Manor Care and Former Choice at the time of the Former Choice Spin-Off, (ii) guaranteed Sunburst's payment obligations under certain leases (which have since been terminated) and (iii) guaranteed Sunburst's payment obligations to Manor Care under an agreement pursuant to which Manor Care provided to Former Choice/Sunburst certain consulting services.

  Relationship with Sunburst. For a discussion of the relationship between the Company and Sunburst resulting from the Company Spin-Off, see "Relationship Between the Company and Sunburst."

  Other Relationships. Creative Hotel is a franchisee of the Company which owns Sleep Inns in Ormond Beach, Florida and Albuquerque, New Mexico and a Comfort Inn and Suites in Carbondale, Colorado. Gerald W. Petitt is a director of the Company and the President and Chief Executive Officer of Creative Hotel. Robert C. Hazard, Jr., who resigned as a director of the Company in July 1998, is Chairman of Creative Hotel. Total payments to the Company in the six months ended June 30, 1998 were $47,579.

                 RELATIONSHIP BETWEEN THE COMPANY AND SUNBURST

  In connection with the Company Spin-Off, the Company and Sunburst entered into certain agreements intended to govern the relationship between the parties after the Company Spin-Off. The material terms of certain of these agreements and other arrangements, entered into between the Company and Sunburst, including the franchise agreements with respect to Sunburst's hotels, are described below.

DISTRIBUTION AGREEMENT

  In connection with the Company Spin-Off, the Company and Sunburst entered into a Distribution Agreement which provided for, among other things, the principal corporate transactions required to effect the Company Spin-Off, the assumption by the Company of all liabilities relating to its business and the allocation between the Company and Sunburst of certain other liabilities, certain indemnification obligations of Sunburst and the Company and certain other agreements governing the relationship between the Company and Sunburst with respect to or in consequence of the Company Spin-Off.

  Subject to certain exceptions, the Company has agreed to indemnify Sunburst and its subsidiaries against any loss, liability or expense incurred or suffered by Sunburst or its subsidiaries arising out of or related to the failure by the Company to perform or otherwise discharge liabilities allocated to and assumed by the Company under the Distribution Agreement, and Sunburst has agreed to indemnify the Company against any loss, liability or expense incurred or suffered by the Company arising out of or related to the failure by Sunburst to perform or otherwise discharge the liabilities retained by Sunburst under the Distribution Agreement. The foregoing cross-indemnities do not apply to indemnification for tax claims and liabilities, which are addressed in the Tax Sharing Agreement described below.

  To avoid adverse tax consequences of the Company Spin-Off, each of the Company and Sunburst has agreed to comply in all material respects with each representation and statement made to any taxing authority in connection with the IRS tax ruling or any other tax ruling obtained by the Company and Sunburst in connection with the Company Spin-Off.

  Under the Distribution Agreement, each of the Company and Sunburst will be granted access to certain records and information in the possession of the other, and requires the retention of such information in its possession for specified periods and thereafter requires that each party give the other prior notice of its intention to dispose of such information. In addition, the Distribution Agreement provides for the allocation of shared privileges with respect to certain information and requires each of the Company and Sunburst to obtain the consent of the other prior to waiving any shared privilege.

STRATEGIC ALLIANCE AGREEMENT

  At the time of the Company Spin-Off, the Company and Sunburst entered into a Strategic Alliance Agreement pursuant to which: (i) Sunburst granted a right of first refusal, subject to certain exceptions, to the Company to franchise any lodging property that Sunburst develops or acquires and intends to operate under franchise; (ii) Sunburst agreed, barring a material change in market conditions, to continue to develop Sleep Inns and MainStay Suites hotels so that it will have opened a total of 14 Sleep Inns and 15 MainStay Suites hotels by October 15, 2001 (48 months from the date of the Company Spin-Off);
(iii) the Company has granted to Sunburst an option (exercisable only in the event that there are not 100 MainStay Suites open or under construction by January 1, 2000), to purchase the brand names, marks, franchise agreements and other assets of the MainStay Suites hotel system; (iv) the Company and Sunburst have agreed to continue to cooperate with respect to matters of mutual interest, including new product and concept testing for the Company in hotels owned by Sunburst; and (v) Sunburst has authorized the Company to negotiate with third party vendors on Sunburst's behalf for the purchase of certain items. The Strategic Alliance Agreement extends for a term of 20 years with rights of mutual termination on the fifth, tenth and fifteenth anniversaries of the Company Spin-Off.

  Under the Strategic Alliance Agreement, each new hotel property owned by Sunburst and franchised under a Choice Brand after the Company Spin-Off is subject to the Company's standard franchise agreement, except that the initial fee and royalty, reservation and marketing fees payable thereunder by Sunburst are commensurate with such fees paid by other multi-unit franchisees of the Company.

AMENDMENT AND GUARANTY

  In connection with the Company Spin-Off, the Company, Manor Care and Sunburst entered into the Amendment and Guaranty for the purpose of adding the Company as a party to certain agreements entered into between Former Choice and Manor Care in connection with the Former Choice Spin-Off and adding the Company as a guarantor of certain payment obligations of Sunburst to Manor Care pursuant to agreements between Former Choice and Manor Care. For a discussion of the Amendment and Guaranty, see "Certain Relationships and Transactions--Relationship with Manor Care" and "--Lease Agreements."

TERM NOTE; ACCOUNTS RECEIVABLE

  In connection with the Company Spin-Off, the Company loaned to Sunburst approximately $115 million which was used by Sunburst to repay approximately $91 million outstanding under Former Choice's credit facility and to repay that portion of the Former Choice indebtedness to an affiliate of Manor Care allocated to Sunburst in connection with the Company Spin-Off (approximately $37 million).

  This loan is represented by a term note in an aggregate principal amount of $115.0 million (the "Term Note"). The Term Note matures on October 15, 2002 and accrues simple interest monthly at an annual rate equal to 11% with an annual effective rate through maturity of 8.8%. The Term Note is subordinated to all senior debt of Sunburst and restricts Sunburst's ability to merge or consolidate or dispose of all or substantially all of its assets. Total interest accrued on the Term Note through June 30, 1998 was $7.3 million. All interest on the Term Note is payable at maturity. Sunburst is also the obligor to the Company on accounts receivable totaling $19.9

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

million. This amount will be paid in cash or Sunburst stock. Subsequent to year-end, Sunburst paid $7.5 million of the receivable and reached an understanding with the Company whereby Sunburst will pay the balance of the amount in cash or Sunburst common stock (or a combination thereof) no later than December 31, 1998. See "Risk Factors--Significant Receivables from Sunburst."

TAX SHARING AGREEMENT

  The Company and Sunburst have entered into a Tax Sharing Agreement for purposes of allocating tax liabilities of Former Choice from before the Company Spin-Off among the Company and Sunburst and their respective subsidiaries. In general, Sunburst will be responsible for (i) filing consolidated federal income tax returns for the Sunburst affiliated group and combined or consolidated state tax returns for any group that includes a member of the Sunburst affiliated group, including in each case the Company and its subsidiaries for the periods of time that such companies were members of the applicable group, and (ii) paying the taxes relating to such tax returns to the applicable taxing authorities (including any subsequent adjustments resulting from the redetermination of such tax liabilities by the applicable taxing authorities). The Company will reimburse Sunburst for the portion of such taxes that relates to the Company and its subsidiaries, as determined based on their hypothetical separate company income tax liabilities. The Company and Sunburst have agreed to cooperate with each other, and to share information, in preparing such tax returns and in dealing with other tax matters.

EMPLOYEE BENEFITS ALLOCATION AGREEMENT

  In connection with the Company Spin-Off, the Company and Sunburst entered into an Employee Benefits and Other Employment Matters Allocation Agreement (the "Employee Benefits Allocation Agreement"). The Employee Benefits Allocation Agreement provides for the allocation subsequent to the Company Spin-Off of employee benefits, as they relate to employees who remained employed by Sunburst or its subsidiaries ("Sunburst Employees") after the Company Spin-Off and employees who are employed by the Company or its subsidiaries after the Company Spin-Off ("Choice Employees"). Pursuant to the Employee Benefits Allocation Agreement, Sunburst will continue sponsorship of the various Sunburst profit sharing plans, stock plans and health and welfare plans with respect to Sunburst Employees. The Company has established a number of plans which allow it to provide to its employees substantially the same benefits previously provided to them as employees of Former Choice. The Employee Benefits Allocation Agreement provides for cross-guarantees between the Company and Sunburst with respect to the payment of benefits under certain plans and for cross-indemnification with respect to employment-related claims relating to prior to the Company Spin-Off.

  The Employee Benefits Allocation Agreement also provided for the adjustment of outstanding options to purchase shares of Sunburst common stock held by Sunburst Employees, Choice Employees and employees of Manor Care who hold such options as a result of the Former Choice Spin-Off. As a result of these adjustments, the Company granted options to purchase approximately 5.2 million shares of Company common stock to Choice Employees, Sunburst Employees and employees of Manor Care.

LEASE AGREEMENTS

  Sunburst and the Company entered into a sublease agreement (the "Silver Spring Sublease") with respect to the Company's principal executive offices at 10750 Columbia Pike, Silver Spring, Maryland, 20901. The sublease was terminated on May 31, 1998. For the six months ended June 30, 1998, the Company paid to Sunburst approximately $952,000 under the sublease.

TRANSITIONAL SERVICE AGREEMENTS

  The Company and Sunburst have entered into a number of agreements pursuant to which the Company provides, or will provide, certain continuing services to Sunburst for a transitional period. Such services will be provided on market terms and conditions. Subject to the termination provisions of the specific agreements, Sunburst will be free to procure such services from outside vendors or may develop an in-house capability in order to provide such services internally. Management believes that these agreements are based on commercially reasonable terms including pricing and payment terms. The primary transitional services agreements are summarized below.

  Pursuant to the Employee Benefits Administration Agreement, the Company provides certain benefits, compensation and other services. Such other services may include benefit plan administration and accounting, COBRA administration, regulatory compliance and certain fiduciary services. Pursuant to the Tax Administration Agreement, the Company provides certain sales, use, occupancy, real and personal property tax return administration, audit and appeals services for Sunburst. Pursuant to the Vehicle Lease Agreement, the Company provides the use of certain vehicles to Sunburst.

FRANCHISE AGREEMENTS

  Each of the 76 hotel properties owned by Sunburst at the time of the Company Spin-Off is subject to a franchise agreement between the Company and Sunburst, as franchisee, and except as otherwise described herein, such franchise agreement is substantially identical to the franchise agreements with the Company's other franchisees. The material terms of such agreements are described below.

  Although most of the Company franchise agreements have an initial term of 20 years, the agreement for the Rodeway Inn owned by Sunburst in Tempe, Arizona (the "Rodeway Inn-Phoenix (Tempe)") is a year-to-year agreement.

  Typically, a franchisee may terminate a franchise agreement if the Company defaults on its material obligations under such franchise agreement and fails to cure such defaults within 30 days following written notice. However, the franchise agreement with respect to the Quality Hotel in Arlington, Virginia owned by Sunburst (the "Non-Standard Franchise Agreement") does not allow Sunburst to terminate such Franchise Agreement. The Non-Standard Franchise Agreement otherwise has termination provisions similar to those in the other Franchise Agreements. The Company may terminate the Non-Standard Franchise Agreement immediately upon notice to Sunburst if, among other things, (a) certain bankruptcy events occur with respect to Sunburst; (b) certain breaches of the related agreements are not remedied; (c) any action is taken to dissolve or liquidate Sunburst; or (d) certain legal proceedings against Sunburst are not dismissed within a certain period of time. Upon termination, the franchise agreement for the Rodeway Inn-Phoenix (Tempe) calls for special interest of the greater of (i) $50,000 and (ii) the sum of the previous two years of fees paid by the licensee.

  Fees. The franchise agreements require the payment of certain fees and charges, including the following: (a) a royalty fee of between 1.93% to 5.0% of monthly gross room revenues; (b) a marketing fee of between 0.7% and 2.5% of monthly gross room revenues plus $0.28 per day multiplied by the specified room count; and (c) a reservation fee of 0.88% to 1.75% of monthly gross room revenues (or 1% of monthly gross room revenues plus $1.00 per room confirmed through Choice's reservation system). The marketing and reservation fees are generally subject to reasonable increases during the term of the franchise if the Company raises such fees uniformly among all its franchisees. Late payments (i) will be a breach of the franchise agreement and (ii) will accrue interest from the date of delinquency at a rate of 1.5% per month or portion thereof.

  New Hotels. Each new hotel property owned by Sunburst and franchised under a Choice Brand after the Company Spin-Off is subject to the Company's standard franchise agreement described above except that the initial fee and the royalty, reservation and marketing fees payable thereunder by Sunburst are commensurate with such fees paid by other multi-unit franchisees of the Company.

NONCOMPETITION AGREEMENT

  The Company and Sunburst have entered into a noncompetition agreement that defines the rights and obligations with respect to certain businesses to be operated by the Company and Sunburst. Under the noncompetition agreement, for a period of five years from the date of the Company Spin-Off, subject to the exceptions set forth below, Sunburst will be prohibited from conducting any business that competes with the business operated by Former Choice transferred to the Company as part of the Company Spin-Off ("the Choice Business"). Sunburst will also be prohibited from acquiring any entity conducting a business that competes with the Choice Business, with certain exceptions outlined below, unless, prior to such acquisition, Sunburst offers to sell such competing business to the Company on substantially the same terms and conditions; provided, however, that Sunburst will not be required to make such an offer to the Company where the competing business is not readily divisible from other businesses permitted to be held or acquired by Sunburst and the gross sales from such competing business for the 12 months prior to such acquisition do not exceed the greater of $1,000,000 (as adjusted for increases to the Consumer Price Index during the term) or 5% of gross sales of the businesses to be acquired. Subject to the foregoing, however, the noncompetition agreement does not prohibit Sunburst from engaging in the following activities: (i) the continued operation and development of any business operated as of the date of the Company Spin-Off by Former Choice and retained by Sunburst; (ii) any activities otherwise permitted under the Strategic Alliance Agreement; (iii) the ownership of up to 5% of the equity interests of a publicly-traded entity that competes with the Company's business; and (iv) the ownership of equity interests of any entity that competes with the Company's business, if (A) the competing business does not comprise such entity's primary business, (B) the gross sales of such entity for the prior 12 months attributable to such competing business does not exceed 20% of such entity's consolidated gross sales, and (C) neither the fair market value of, nor the value, if any, attributed by the acquisition agreement to, the competing business is in excess of $5,000,000 (as adjusted for increases to the Consumer Price Index during the term).

  During the term of the noncompetition agreement, subject to the exceptions set forth below, the Company will be prohibited from conducting any business that competes with the business of owning and operating hotel properties (the "Hotel Business"). The Company is also prohibited from acquiring any entity conducting a business that competes with the Hotel Business, with certain exceptions outlined below, unless, prior to such acquisition, the Company offers to sell such competing business to Sunburst on substantially the same terms and conditions; provided, however, that the Company will not be required to make such an offer to Sunburst where the competing business is not readily divisible from other business permitted to be held or acquired by the Company and the gross revenues from such competing business for the 12 months prior to such acquisition do not exceed the greater of $1,000,000 (as adjusted for increases to the Consumer Price Index during the term) or 5% of gross sales of the businesses to be acquired. Subject to the foregoing, however, the noncompetition agreement will not prohibit the Company from the following activities: (i) continued operation and development of any business operated as of the date of the Company Spin-Off by the Company, (ii) any activities otherwise permitted under the Strategic Alliance Agreement, (iii) the ownership of up to 5% of the equity interests of a publicly-traded entity that competes with the Hotel Business, or (iv) the ownership of equity interests of any entity that competes with the Hotel Business, or if (A) the competing business does not comprise such entity's primary business, (B) the gross revenue of such entity for the prior 12 months attributable to such competing business does not exceed 20% of such entity's consolidated gross sales, and
(C) neither the fair market value of, nor the value, if any, attributed by the acquisition agreement to, the competing business is in excess of $5,000,000 (as adjusted for increases to the Consumer Price Index during the term).

POTENTIAL CONFLICT

  The ongoing relationship between the Company and Sunburst resulting from the agreements and arrangements described above may give rise to a conflict of interest between the Company and Sunburst. With respect to the agreements between the parties, the potential exists for disagreements as to the quality of the services provided by the parties and as to contract compliance. Nevertheless, the Company believes that there will be sufficient mutuality of interest between the two companies to result in a mutually productive relationship.

  In addition, Frederic V. Malek serves as a director of each of the Company and Sunburst. As a result of the Company Spin-Off, Mr. Malek, as well as certain other officers and directors of the Company and of Sunburst, also own shares and/or options or other rights to acquire shares in each of the Company and Sunburst. Additionally, Stewart Bainum, Jr. is the chairman of the Company and his sister, Barbara Bainum, is also a director. Their father, Stewart Bainum, is the Chairman of Sunburst and the Bainum family has a significant ownership interest in both companies. Policies and procedures are followed by the Boards of Directors of the Company and Sunburst to limit the involvement of the overlapping directors (and, if appropriate, relevant officers of such companies) in conflict situations, including requiring them to abstain from voting as directors of either the Company or Sunburst on certain matters which present a conflict between the two companies. See "Risk Factors--Potential Conflict with Sunburst" and "--Significant Receivables from Sunburst."

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

  The Company is the borrower under a $300 million Competitive Advance and Multi-Currency Credit Facilities Agreement (the "Credit Facility") provided by a group of 14 commercial banks. The Credit Facility has a term of five years and provides for (a) a term loan of $150 million and (b) a revolving credit loan of $150 million, $50 million of which is available in foreign currency borrowings. In addition, the Company has the option to request participating banks to bid on loan participation at lower rates than those contractually provided by the Credit Facility. The Credit Facility will terminate on October 15, 2002. As of June 30, 1998, the Company had $145 million of term loans and $26 million of multi-currency borrowings outstanding. In connection with the Company Spin-Off, the Company borrowed $150 million under the Credit Facility term loan and $89.5 million under the Credit Facility revolving loan in order to fund the Term Note and to refinance existing indebtedness (including $78.7 million to repay indebtedness of Former Choice to Manor Care which was allocated to the Company in connection with the Company Spin-Off). At the Company's option, the interest rate may be based on LIBOR, a certificate of deposit rate or an alternate base rate, plus facility fee percentage. The rate is determined based on the Company's consolidated leverage ratio at a time of borrowing with interest on current borrowings based on one of several rates including LIBOR. The average interest rate on all borrowings under the Credit Facility was 6.7% at June 30, 1998.

  The Credit Facility includes customary financial and other covenants that require the maintenance of certain ratios with respect to maximum leverage, minimum net worth and interest coverage and restrict the Company's ability to make certain investments, repurchase stock, incur debt, create liens and dispose of assets.

  The term loan under the Credit Facility began to amortize pursuant to quarterly payments commencing on May 31, 1998.

  The Company maintains a separate uncommitted $15 million working capital line of credit with a commercial bank which expires on April 30, 1999. Total borrowings under this line were $8.2 million as of June 30, 1998.

  Additionally, the Company's payment obligations under the Credit Facility are jointly and severally guaranteed by QHE, a wholly-owned subsidiary of the Company, and QHE Partnership, a general partnership whose partnership interests are held by the Company and QHE. Under the terms of the Credit Facility, if any other subsidiary of the Company has or acquires assets greater than or equal to 10% of the Company's Consolidated Total Assets (as defined in the Credit Facility), then such subsidiary will also be required to guarantee the Company's obligations thereunder.

  The Company used approximately $99 million of net proceeds of the Offering to repay amounts outstanding under the revolving portion of the Credit Facility. See "Use of Proceeds."

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

                         DESCRIPTION OF EXCHANGE NOTES

  The Original Notes were issued and the Exchange Notes will be issued pursuant to the Indenture dated as of May 4, 1998 (the "Indenture"), among the Company, the Subsidiary Guarantors and Marine Midland Bank, as Trustee (the "Trustee"). The Exchange Notes will evidence the same indebtedness as the Original Notes (which they replace) and will be entitled to the benefits of the Indenture. The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that (i) the Exchange Notes will have been registered under the Securities Act, and, therefore, the Exchange Notes will not bear legends restricting the transfer thereof and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of Original Notes under the Registration Agreement, which rights will terminate upon the consummation of the Exchange Offer. The terms of the Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "TIA") as in effect on the date of the Indenture. The following summary of certain terms and provisions of the Indenture does not purport to be complete and is subject, and is qualified in its entirety by reference, to the TIA and to all the provisions of the Notes and the Indenture, including the definitions therein of certain terms.

  For purposes of this Section, references to the "Company" shall mean Choice Hotels International, Inc., excluding its subsidiaries. Capitalized terms used in this Section and not otherwise defined below have the respective meanings assigned to them in the Indenture.

GENERAL

  The Exchange Notes will be unsecured senior obligations of the Company, limited to $100 million aggregate principal amount, and will mature on May 1, 2008. The Exchange Notes will be guaranteed on a senior unsecured basis by QHE and QHE Partnership and, under certain circumstances, by other subsidiaries of the Company. See "Certain Covenants--Future Subsidiary Guarantors." The Exchange Notes will bear interest at the rate per annum shown on the cover page hereof from the date of issuance or from the most recent date to which interest has been paid, payable semiannually in arrears on May 1 and November 1 of each year, commencing November 1, 1998, to Holders of record at the close of business on the April 15 or October 15 immediately preceding the interest payment date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

  Principal of and interest on the Exchange Notes are payable, and the Exchange Notes are exchangeable and transferable, at an office or agency of the Company, one of which shall be maintained for such purpose in The City of New York (which initially will be the corporate trust office of the Trustee); provided, however, that payment of interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the Security Register.

  The Exchange Notes will be issued in fully registered form, without coupons, in denominations of $1,000 or integral multiples thereof. No service charge is be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

OPTIONAL REDEMPTION

  The Notes are redeemable, at the option of the Company, in whole or in part at any time or from time to time, upon not less than 30 and not more than 60 days' notice as provided in the Indenture, on any date prior to maturity (the "Redemption Date") at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued interest to the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Redemption Date) plus a Make-Whole Premium, if any (the "Redemption Price"). In no event will the Redemption Price ever be less than 100% of the principal amount of the Notes plus accrued interest to the Redemption Date.

  The amount of the Make-Whole Premium with respect to any Note (or portion thereof) to be redeemed will be equal to the excess, if any, of:

    (1) the sum of the present values, calculated as of the Redemption Date, of:

      (a) each interest payment that, but for such redemption, would have been payable on the Note (or portion thereof) being redeemed on each interest payment date occurring after the Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); and

      (b) the principal amount that, but for such redemption, would have been payable at the final maturity of the Note (or portion thereof) being redeemed;

    over

    (2) the principal amount of the Note (or portion thereof) being redeemed.

  The present values of interest and principal payments referred to in clause
(1) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below) plus 25 basis points.

  The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by the Company; provided, that if the Company fails to make such appointment at least 30 calendar days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by Salomon Smith Barney Holdings Inc, or an affiliate thereof, or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

  For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable Redemption Date.

  The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

  Any notice to the Holders of Notes of such a redemption need not set forth the redemption price of such Notes but need only set forth the calculation thereof as described in the immediately preceding paragraph. The redemption price, calculated as aforesaid, shall be set forth in an Officers' Certificate delivered to the Trustee no later than two business days prior to the Redemption Date.

  In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING

  The Original Notes are, and the Exchange Notes will be senior unsecured obligations of the Company, rank pari passu in right of payment with all existing and future senior debt of the Company and senior in right of payments to all future subordinated debt of the Company. As a result of the Offering and the application of the net proceeds therefrom, as of June 30, 1998, the Company had, on a consolidated basis, $293.7 million of debt outstanding (excluding outstanding letters of credit, purchase money security obligations and trade payables incurred in the normal course of business), including $171.0 million outstanding under the Credit Facility and $8.2 million under a separate working capital credit facility, with which the Notes rank pari passu. None of the Company's debt as of such date, after giving such effect, would have been subordinated to the Notes.

  All existing and future debt and other liabilities of the Company's Subsidiaries, including the claims of trade creditors and claims of preferred stockholders, if any, of such Subsidiaries, are effectively senior to the Notes. As of June 30, 1998, the total debt of the Company's Subsidiaries was approximately $15.2 million. The Company and its Subsidiaries have other liabilities, including contingent liabilities, which may be significant. The Original Notes are, and the Exchange Notes will be effectively subordinated to any secured debt of the Company, to the extent of the value of the assets securing such debt. The Company had secured debt as of June 30, 1998 of approximately $1.5 million.

BOOK-ENTRY, DELIVERY AND FORM

  Except as described below, the Exchange Notes will initially be represented one or more Global Notes. The Global Notes will be deposited with, or on behalf of, the Depository and registered in the name of the Depository or its nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to the Depository or another nominee of the Depository. Investors may hold their beneficial interests in the Global Notes directly through the Depository if they have an account with the Depository or indirectly through organizations which have accounts with the Depository.

  Upon the transfer of an Exchange Note in definitive form, such Exchange Note will, unless the Global Notes have previously been exchanged for Exchange Notes in definitive form, be exchanged for an interest in the Global Notes representing the principal amount of Exchange Notes being transferred.

  The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company and organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (which may include the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depository's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly (collectively, the "indirect participants"). Holders who are not participants may own securities held by or on behalf of the Depositary only through participants or indirect participants.

  Upon the issuance of the Global Notes, the Depositary will credit, on its book-entry registration and transfer system, the principal amount of the Notes represented by such Global Notes to the accounts of participants.

Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold interests through participants. Any person acquiring an interest in a Global Note through an offshore transaction in reliance on Regulation S may hold such interest through Euroclear or Cedel. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to participants' interest) and such participants (with respect to the owners of beneficial interests in the Global Notes other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Notes.

  So long as the Depositary, or its nominee, is the registered holder and owner of the Global Notes, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of the related Exchange Notes for all purposes of such Exchange Notes and the Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have the Exchange Notes represented by the Global Notes registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Exchange Notes under the Global Notes. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in the Global Notes desires to take any action that the Depositary, as the holder of the Global Note, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Payment of principal of and interest on Exchange Notes represented by the Global Notes registered in the name of and held by the Depository or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Notes.

  The Company expects that the Depositary or its nominee, upon receipt of any payment of principal of or interest on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes for any Exchange Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Notes owning through such participants.

  Unless and until it is exchanged in whole or in part for certificated Exchange Notes in definitive form, the Global Notes may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

  Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

  The Exchange Notes represented by the Global Notes are exchangeable for certificated Exchange Notes in definitive form of like tenor as such Exchange Notes in denominations of U.S. $1,000 and integral multiples thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and a successor Depositary is not appointed by the Company within 90 days,
(ii) the Company in its discretion at any time determines not to have all of the Exchange Notes represented by the Global Notes or (iii) an Event of Default has occurred and is continuing. Any Exchange Note that is exchangeable pursuant to the preceding sentence is exchangeable for certificated Exchange Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Notes are not exchangeable, except for Global Notes of the same aggregate denomination to be registered in the name of the Depositary or its nominee.

SAME-DAY PAYMENT

  The Indenture requires that payments in respect of Notes (including principal, premium and interest) be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Notes will clear in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes that is effected through the Depository will therefore be required by the Depository to settle in immediately available funds.

SUBSIDIARY GUARANTIES

  The obligations of the Company under the Indenture are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by the Subsidiary Guarantors. As of June 30, 1998, after giving effect to the Offering and the application of the net proceeds therefrom, the assets of Subsidiaries of the Company not giving Subsidiary Guaranties represented approximately 1.1% of the Company's consolidated total assets. For the six-month period then ended, such Subsidiaries generated approximately 0.7% of the Company's consolidated total revenues.

  Upon the sale or other disposition of a Subsidiary Guarantor, the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor (in each case other than to the Company or an Affiliate of the Company) permitted by the Indenture, or the release or termination of any guarantee provided by a Subsidiary Guarantor under the Credit Facility, such Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guarantee.

  Each of the Company and the Subsidiary Guarantors will agree to contribute to any other Subsidiary Guarantor which makes payments pursuant to its Subsidiary Guarantee an amount equal to the Company's or such Subsidiary Guarantor's proportionate share of such payment, based on the net worth of the Company or such Subsidiary Guarantor relative to the aggregate net worth of the Company and the Subsidiary Guarantors.

CERTAIN COVENANTS

  The Indenture does not limit the amount of indebtedness or other obligations that may be incurred by the Company and its Subsidiaries and does not contain provisions which would give Holders of Notes the right to require the Company to repurchase their Notes in the event of a decline in the credit rating of the Company's debt securities or a change of control of the Company. The Indenture does contain the following covenants, among others:

  Limitation on Liens. The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, Incur or otherwise cause or suffer to exist or become effective any Liens of any kind upon any Principal Property or any Capital Stock or Debt of any Subsidiary which owns or leases Principal Property (whether such Principal Property, Capital Stock or Debt are now owned or hereafter acquired), or any interest therein or any increase or profits therefrom, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with (or prior to) the obligations so secured until such time as such obligation is no longer secured by a Lien, except in the case of Permitted Liens or as provided under "--Exempted Debt" below.

  Limitation on Sale and Leaseback Transactions. The Indenture provides that, except as provided under "--Exempted Debt" below, the Company will not, and will not permit any Subsidiaries to, enter into any Sale and Leaseback Transaction with respect to any Principal Property unless either (a) the Company or such Subsidiary would be entitled, pursuant to the provisions of the Indenture, to Incur Debt secured by a Lien on the Property to be leased in an amount equal to the Attributable Debt with respect to such transaction without equally and ratably securing the Notes, or (b) the Company, within 180 days after the effective date of such transaction, applies to the voluntary retirement of its Funded Debt an amount equal to the value of such transaction, defined as the greater of the net proceeds of the sale of the Principal Property leased in such transaction or the fair value, in the opinion of the Company's Board of Directors, of the leased Principal Property at the time such transaction was entered into.

  Exempted Debt. Notwithstanding the foregoing limitations on Liens and Sale and Leaseback Transactions, the Company and its Subsidiaries may create, Incur or otherwise cause to suffer to exist or become effective Liens without securing the Notes or enter into a Sale and Leaseback Transaction without retiring Funded Debt, or enter into a combination of such transactions, provided that, at the time of such event, and after giving effect thereto and to the retirement of any other such Debt which is concurrently being repaid, the sum of (x) the principal amount of such Debt secured by such Liens or the Attributable Debt in respect of such Sale and Leaseback Transaction, as the case may be, and (y) the principal amount of all other such Debt secured by such Liens (not including Liens permitted under "--Limitations on Liens") and all other Attributable Debt in respect of Sale and Leaseback Transactions then outstanding (not including Sale and Leaseback Transactions permitted under "-- Sale and Leaseback Transactions"), measured, in each case, at the time any such Lien is Incurred or any such Sale and Leaseback Transaction is entered into, does not exceed the greater of (i) $25 million or (ii) 15% of the Consolidated Net Tangible Assets of the Company and its consolidated Subsidiaries.

  Future Subsidiary Guarantors. The Indenture provides that the Company will cause each Person that provides a guarantee under the Credit Facility or any extension, revision, refinancing or any replacement thereof by a lender or a group of lenders following the Issue Date to execute and deliver to the Trustee a Subsidiary Guarantee at the time such Person executes such guarantee under the Credit Facility.

  Merger and Consolidation. The Indenture provides that the Company may consolidate or amalgamate with or merge into any other Person or convey, transfer, lease or otherwise dispose of its Property substantially as an entirety to any Person or may permit any Person to consolidate or amalgamate with or merge into, or convey, transfer, lease or otherwise dispose of its Property substantially as an entirety to, the Company; provided, however, that
(a) the successor, transferee or lessee is organized under the laws of any United States jurisdiction; (b) the successor, transferee or lessee, if other than the Company, expressly assumes the Company's obligations under the Indenture and the Notes by means of a supplemental indenture entered into with the Trustee; (c) immediately before and after giving effect to the transaction on a pro forma basis, no Default shall have occurred and be continuing; and
(d) certain other conditions are met.

  Under any consolidation or amalgamation by the Company with, or merger by the Company into, any other Person or any conveyance, transfer, lease or other disposition of the Property of the Company substantially as an entirety as described in the preceding paragraphs, the successor resulting from such consolidation or amalgamation or into which the Company is merged or the transferee or lessee to which such conveyance, transfer, lease or disposition is made, will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter, except in the case of a conveyance, transfer, lease or disposition, the predecessor (if still in existence) will be released from its obligations and covenants under the Indenture and the Notes.

EVENTS OF DEFAULT

  An Event of Default is defined in the Indenture to be (i) failure to pay any interest upon any of the Notes for 30 days or more after such payment is due,
(ii) failure to pay the principal of and premium, if any, on any of the Notes when due, (iii) failure to comply with any other covenants in the Indenture which will not have been remedied by the end of a period of 30 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Notes, (iv) acceleration of, or failure by the Company or any Subsidiary to pay when due, the principal of any Debt for money borrowed of the Company or any Subsidiary having an aggregate principal amount at the time in excess of the greater of $15 million and 5% of Consolidated Net Worth or its foreign currency equivalent at such time, if such acceleration is not annulled, or such Debt is not discharged, by the end of a period of 20 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Notes (the "cross acceleration provision"), (v) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions") or (vi) any Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of the Indenture or such Subsidiary Guarantee) or any Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee (the "guarantee provisions").

  The Indenture provides that if an Event of Default (other than of a type referred to in clause (v) of the preceding paragraph with respect to the Company) shall have occurred and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes by notice in writing to the Company (and to the Trustee if given by the Holder of the Notes) may declare the principal amount of all Notes to be immediately due and payable. Such declaration may be rescinded if certain conditions are satisfied. If an Event of Default of the type referred to in clause (v) of the preceding paragraph shall have occurred with respect to the Company, the principal amount of the outstanding Notes shall automatically become immediately due and payable.

  The Indenture also provides that the Holders of not less than a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that such direction is not in conflict with any rule of law or with the Indenture. The Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

  The Indenture contains provisions entitling the Trustee, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, to be indemnified by the Holders of Notes before proceeding to exercise any right or power under the Indenture at the request of the Holders of Notes.

  No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (i) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default, (ii) the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee and (iii) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

  The Indenture requires the Company to file annually with the Trustee a certificate, executed by a designated officer of the Company, stating to the best of such officer's knowledge that the Company is not in default under the terms, provisions and conditions of the Indenture or, if such officer has knowledge that the Company is in such default, specifying such default.

AMENDMENTS AND WAIVERS

  Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected thereby, no amendment may (i) reduce the amount of Notes whose Holders must consent to an amendment or waiver, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "-- Optional Redemption" above, (v) make any Note payable in a place or in money other than that stated in the Note, (vi) impair the right of any Holder of the Notes to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or any Subsidiary Guarantee, (vii) make any change in the amendment or waiver provisions which require each Holder's consent or (viii) make any change in any Subsidiary Guarantee that would adversely affect the holders of the Notes.

  Without the consent of any Holder of the Notes, the Company and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add additional guarantees with respect to the Notes or to release Subsidiary Guarantors from Subsidiary Guarantees as provided by the terms of the Indenture, to secure the Notes, to add to the covenants of the Company for the benefit of the Holders of the Notes or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any Holder of the Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

  The consent of the Holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

  After an amendment under the Indenture becomes effective, the Company is required to mail to Holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER

  The Notes are issued in registered form and are transferable only upon the surrender of the Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

DEFEASANCE

  The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under "--Certain Covenants" (other than the covenant described under "--Certain Covenants--Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the guarantee provisions described under "--Events of Default" above and the limitations contained in clauses (c) and (d) under the first paragraph of "--Certain Covenants--Merger and Consolidation" above ("covenant defeasance").

  The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iii), (iv), (v) or (vi) under "--Events of Default" above or because of the failure of the Company to

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

comply with clause (c) or (d) under the first paragraph of "--Certain Covenants--Merger and Consolidation" above. If the Company exercises either its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guarantee.

  In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

CONCERNING THE TRUSTEE

  Marine Midland Bank is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

  The Holders of a majority in principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

GOVERNING LAW

  The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without reference to principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

  "Affiliate" means, with respect to any Person, a Person (i) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, (ii) which directly or indirectly through one or more intermediaries beneficially owns or holds 10% or more of any class of the Voting Stock of such Person (or a 10% or greater equity interest in a Person which is not a corporation) or (iii) of which 10% or more of any class of the Voting Stock (or, in the case of a Person which is not a corporation, 10% or more of the equity interest) is beneficially owned or held directly or indirectly through one or more intermediaries by such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

  "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at any date of determination, (a) if such Sale and Leaseback Transaction is a Capital Lease Obligation, the amount of Debt represented thereby according to the definition of "Capital Lease Obligation" and (b) in all other instances, the present value of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended) determined in accordance with GAAP, discounted at a rate that at the inception of the lease the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.


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

  "Business Day" means each day which is not a Legal Holiday.

  "Capital Lease Obligation" means any obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP and the amount of Debt represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of "--Certain Covenants--Limitation on Liens," a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

  "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible or exchangeable into such equity interest.

  "Code" means the Internal Revenue Code of 1986, as amended.

  "Commission" means the Securities and Exchange Commission.

  "Consolidated Net Tangible Assets" means, as of any date of determination, the total amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined and excluding all intercompany items between the Company and any Subsidiary or between Subsidiaries) and (2) all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as determined in accordance with GAAP.

  "Consolidated Net Worth" means the excess of assets over liabilities of the Company and its consolidated Subsidiaries, plus Minority Interests, as determined from time to time in accordance with GAAP.

  "Currency Agreement" means, in respect of any Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

  "Debt" means, with respect to any Person on any date of determination (without duplication), (a) the principal of and premium (if any) in respect of
(i) debt of such Person for money borrowed and (ii) debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (b) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by such Person; (c) all obligations of such Person issued or assumed as the deferred purchase price of Property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (e) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends); (f) all obligations of the type referred to in clauses (a) through (e) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee; (g) all obligations of the type referred to in clauses (a) through (f) of other Persons secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such Property or the amount of the obligation so secured; and (h) to the extent not otherwise included in this definition, Hedging Obligations of such Person. The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

  "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

  "Disqualified Stock" means, with respect to any Person, Redeemable Stock of such Person as to which (i) the maturity, (ii) mandatory redemption or (iii) redemption, conversion or exchange at the option of the holder thereof occurs, or may occur, on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that Redeemable Stock of such Person that would not otherwise be characterized as Disqualified Stock under this definition shall not constitute Disqualified Stock if such Redeemable Stock is convertible or exchangeable into Debt solely at the option of the issuer thereof.

  "Exchange Act" means the Securities Exchange Act of 1934.

  "Funded Debt" means all Debt of the Company and its Subsidiaries with a Stated Maturity more than one year after, or which is renewable or extendable at the option of the Company for a period ending more than one year after, the date as of which Funded Debt is being determined.

  "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board and (iii) the rules and regulations of the Commission governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the Commission.

  "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (b) entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

  "Hedging Obligation" of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, Currency Agreement or any other similar agreement or arrangement.

  "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

  "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or obligation on the balance sheet of such Person (and "Incurrence" and "Incurred" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of such Debt.

  "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in interest rates.

  "Issue Date" means the date on which the Notes are originally issued.

  "Joint Venture" means (i) with respect to properties located in the United States, any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interest is owned, directly or indirectly, by the Company and/or one or more Subsidiaries, and (ii) with respect to properties located outside the United States, any partnership, corporation or other entity, in which up to and including 60% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by the Company and/or one or more Subsidiaries.

  "Legal Holiday" is a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

  "Lien" means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, security interest, encumbrance, hypothecation, assignment, deposit arrangement, lien, charge or adverse claim affecting title or resulting in an encumbrance against Property (including any Capital Lease Obligation, conditional sale or other title retention agreement or lease in the nature thereof or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by another Person of Property leased to such Person under a lease that is not in the nature of a Capital Lease Obligation, conditional sale or title retention agreement).

  "Minority Interest" means any Capital Stock of a Subsidiary of the Company that is not owned by the Company or another such Subsidiary.

  "Permitted Liens" means:

    (a) Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings, provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

    (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens on the Property of the Company or any Subsidiary arising in the ordinary course of business and securing payment of obligations which are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

    (c) Liens on the Property of the Company or any Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Company and the Subsidiaries taken as a whole;

    (d) Liens on Property at the time the Company or any Subsidiary acquired such Property, including any acquisition by means of a merger or consolidation with or into the Company or any Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Company or any Subsidiary except as otherwise provided herein;

    (e) Liens on the Property or securing the Debt or Capital Stock of a Person at the time such Person becomes a Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Company or any other Subsidiary which is not a direct Subsidiary of such Person except as otherwise provided herein;

    (f) pledges or deposits by the Company or any Subsidiary under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which the Company or any Subsidiary is party, or deposits to secure public or statutory obligations of the Company, or deposits for the payment of rent, in each case Incurred in the ordinary course of business;

    (g) Liens on the stock, partnership or other equity interest of the Company or any Subsidiary in any Joint Venture or any Subsidiary which owns an equity interest in such Joint Venture to secure Debt, provided the amount of such Debt is contributed and or advanced solely to such Joint Venture;

    (h) Liens on Property to secure Debt Incurred for the purpose of financing all or any part of the cost of acquisition, construction, improvement, development or expansion of any such Property; provided such Debt is Incurred and related Liens are created within 24 months of the completion of acquisition, construction, improvement, development or expansion and commencement of full operation, whichever is later, and such Debt does not exceed the aggregate amount of the cost thereof;

    (i) utility easements, building restrictions and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character;

    (j) Liens on franchise agreements of the Company or any Subsidiary securing Debt in an aggregate principal amount not to exceed the greater of
  (i) $25 million or (ii) two percent of Consolidated Net Tangible Assets;

    (k) Liens existing on the Issue Date not otherwise described in clauses
  (a) through (j) above; or

    (l) Liens on the Property of the Company or any Subsidiary to secure any Refinancing, in whole or in part, of any Debt secured by Liens referred to in clause (b), (d), (e), (g), (h) or (k) above; provided, however, that any such Lien shall be limited to all or part of the same Property that secured the original Lien (together with improvements and accessions to such Property) and the aggregate principal amount of Debt that is secured by such Lien shall not be increased to an amount greater than the sum of (i) the outstanding principal amount, or, if greater, the committed amount, of the Debt secured by Liens described under clause (b), (d), (e), (g), (h) or
  (k) above, as the case may be, at the time of such Refinancing and (ii) an amount necessary to pay any premiums, fees and other expenses incurred by the Company in connection with such Refinancing.

  "Person" means any individual, corporation, partnership, company (including any limited liability company), joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

  "Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

  "principal" of the Notes means the principal amount of the Notes plus the premium, if any, on the Notes.

  "Principal Property" means any Property owned or leased by the Company or any Subsidiary of the Company, the net book value of which exceeds the greater of (i) $5 million or (ii) two percent of Consolidated Net Tangible Assets and any franchise agreement of the Company or any Subsidiary.

  "Property" means, with respect to any Person, all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

  "Redeemable Stock" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or otherwise (a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (b) is or may become redeemable or repurchaseable at the option of the holder thereof, in whole or in part, or
(c) is convertible or exchangeable for Debt or Disqualified Stock.

  "Refinance" means, in respect of any Debt, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Debt, in exchange or replacement for, such Debt. "Refinanced" and "Refinancing" shall have correlative meanings.

  "Sale and Leaseback Transaction" means any arrangement with any Person (other than the Company or any Subsidiary) providing for the leasing by the Company or a Subsidiary of any Principal Property owned by the Company or such Subsidiary (except for leases for a term of not more than three years), which property has been or is to be sold or transferred by the Company or such Subsidiary to such Person on the security of such Principal Property more than 365 days after the acquisition thereof or the completion of construction and commencement of full operation thereof.

  "Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

  "Stated Maturity" means, with respect to any security or any installment of interest thereon, the date specified in such security as the fixed date on which the principal of such security or such installment of interest is due and payable.

  "Subsidiary", in respect of any Person, means (i) any Person of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more of the Subsidiaries of that Person or a combination thereof, and (ii) any partnership, joint venture or other Person in which such Person or one or more of the Subsidiaries of that Person or a combination thereof has the power to control by contract or otherwise the board of directors or equivalent governing body or otherwise controls such entity.

  "Subsidiary Guarantor" means, unless released from their Subsidiary Guaranties as permitted by the Indenture, QHE, QHE Partnership and any other Person that becomes a Subsidiary Guarantor pursuant to the covenant described under "--Certain Covenants--Future Subsidiary Guarantors".

  "Subsidiary Guarantee" means a Guarantee on the terms set forth in the Indenture by a Subsidiary Guarantor of the Company's obligations with respect to the Notes.

  "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

  "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

  "Wholly Owned Subsidiary" means, at any time, a Subsidiary all the Voting Stock of which (other than directors' qualifying shares) is at such time owned by the Company or one or more other Wholly Owned Subsidiaries.

               CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

  The following is a general discussion of certain United States federal income and estate tax consequences relevant to the exchange of Original Notes for Exchange Notes and the ownership and disposition of Exchange Notes by an initial beneficial owner of Original Notes. This discussion is based upon the United States federal tax law now in effect, which is subject to change, possibly retroactively. The tax treatment of the holders of the Notes may vary depending upon their particular situations. Certain holders (including insurance companies, tax exempt organizations, financial institutions, subsequent purchasers of Notes and broker-dealers) may be subject to special rules not discussed below. In addition, this discussion does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States federal government. In general, the discussion assumes that a holder acquires a Note at original issuance and holds such Notes as a capital asset and not as part of a "hedge," "straddle," "conversion transaction," "synthetic security" or other integrated investment. Prospective investors are urged to consult their tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of Notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

  As used herein, the term "United States Holder" means a beneficial owner of a Note that is, for United States federal income tax purposes, a citizen or resident (as defined in Section 7701 (b)(1) of the Code) of the United States, a corporation, partnership or other entity created or organized in the United States or under the law of the United States or of any political subdivision thereof, an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source or a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

UNITED STATES HOLDERS

  Stated Interest. Stated interest on a Note will be taxable to a United States Holder as ordinary interest income at the time that such interest accrues or is received, in accordance with the United States Holder's regular method of accounting for federal income tax purposes.

EXCHANGE OFFER

  An exchange of Exchange Notes for Original Notes pursuant to the Exchange Offer should not be treated as an exchange or other taxable event for United States federal income tax purposes because the Exchange Notes should not be considered to differ materially in kind or extent from the Notes. As a result, holders who exchange Exchange Notes for Original Notes pursuant to the Exchange Offer should not recognize any income, gain or loss for federal income tax purposes at the time of the exchange and any such holder should have the same adjusted tax basis and holding period in the Exchange Notes as it had in the Original Notes immediately before the exchange.

  Sales, Exchange or Retirement of the Notes. Upon the sale, exchange, redemption, retirement at maturity or other disposition of a Note, a United States Holder will generally recognize taxable gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued interest which will be taxable as ordinary income) and such holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in the Notes will equal the holder's purchase price for such Notes. Gain or loss recognized on the disposition of a Note generally will be capital gain or loss and will be long term capital gain or loss if the Holders' holding period in the Notes was longer than one year.

  Backup Withholding and Information Reporting. In general, a United States Holder of a Note will be subject to backup withholding at the rate of 31% with respect to interest, principal and premium, if any, paid on a Note, unless the holder (a) is an entity (including corporations, tax-exempt organizations and certain qualified nominees) that is exempt from withholding and, when required, demonstrates this fact, or (b) provides the

Company with its Taxpayer Identification Number ("TIN") (which, for an individual would be the holder's Social Security number), certifies that the TIN provided to the Company is correct and that the holder has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. In addition, such payments of interest, principal and premium to United States Holders that are not corporations, tax-exempt organizations or qualified nominees will generally be subject to information reporting requirements.

  The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against such holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

NON-UNITED STATES HOLDERS

  Stated Interest. Interest paid by the Company to any beneficial owner of a Note that is not a United States Holder ("Non-United States Holder") will not be subject to United States federal income or withholding tax if such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-United States Holder and (a) such Non-United States Holder (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company; (ii) is not a controlled foreign corporation with respect to which the Company is a "related person" within the meaning of the Code; and (iii) satisfies certain certification requirements or (b) such Non-United States Holder is entitled to the benefits of an income tax treaty under which the interest is exempt from United States withholding tax, and such Non-United States Holder provides a properly executed IRS Form 1001 claiming the exemption (or, after December 31, 1999, IRS Form W-8, which may require obtaining a Taxpayer Identification Number and making certain certifications).

  Sale, Exchange or Retirement of the Notes. A Non-United States Holder will generally not be subject to United States federal income tax on gain recognized on a sale, redemption, retirement at maturity or other disposition of a Note unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder or
(ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Note or Debenture as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met.

  Federal Estate Taxes. If interest on the Notes is exempt from withholding of United States federal income tax under clause (a) of the rules described under "Stated Interest," the Notes will not be included in the estate of a deceased Non-United States Holder for United States federal estate tax purposes.

  Backup Withholding and Information Reporting. The Company will, where required, report to the holders of Notes and the Internal Revenue Service the amount of any interest paid on the Notes in each calendar year and the amounts of tax withheld, if any, with respect to such payments.

  In the case of payments of interest to Non-United States Holders, Treasury Regulations provide that the 31% backup withholding tax and certain information reporting will not apply to such payment with respect to which either the requisite certification has been received or an exemption has otherwise been established; provided that neither the Company nor its payment agent has actual knowledge that the holder is a United States person or that the conditions of any other exemption are not in fact satisfied. Under the Treasury Regulations, these information reporting and backup withholding requirements will apply, however, to the gross proceeds paid to a Non-United States Holder on the disposition of the Notes by or through a United States office of a United States or foreign broker, unless certain certification requirements are met or the holder otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also apply to a payment of the proceeds of a disposition of the Notes by or through a foreign office of a United States broker or foreign brokers with certain types of relationships to the United States unless the holder is an exempt recipient (as demonstrated through appropriate certification) or such broker has documentary evidence in its file that the holder of the Notes is not a United States person and has no actual knowledge to the contrary and certain other conditions are met.

Neither information reporting nor backup withholding generally will apply to a payment of the proceeds of a disposition of the Notes by or through a foreign office of a foreign broker not subject to the preceding sentence.

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-United States Holder's United States federal income tax liability, provided that the required information is furnished to the IRS. Non-United States Holders are urged to consult their tax advisors with respect to the application of these final regulations.

  Recently, the Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, the proposed regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under the final regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. The final regulations would generally be effective for payments made after December 31, 1999, subject to certain transition rules.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives Exchange Notes for its own account in connection with the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by broker-dealers during the period referred to below in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealers for their own accounts as a result of market-making activities or other trading activities. The Company and the Subsidiary Guarantors have agreed that they will make this Prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with resales of such Exchange Notes for a period starting on the date hereof and ending on the close of business on the earlier to occur of (i) the date on which all Exchange Notes held by broker-dealers eligible to use the Prospectus to satisfy their prospectus delivery obligations under the Securities Act have been sold and (ii) the date 180 days
after the consummation of the Exchange Offer. In addition, until      , 199 ,
all dealers effecting transactions in the Exchange Securities may be required to deliver a prospectus. However, a broker-dealer who intends to use this Prospectus in connection with the resale of Exchange Notes received in exchange for Original Notes pursuant to the Exchange Offer must notify the Company, or cause the Company to be notified, on or prior to the Expiration Date, that it is a broker-dealer. Such notice may be given in the space provided for that purpose in the Letter of Transmittal or may be delivered to the Exchange Agent at one of the addresses set forth in the Letter of Transmittal. See "The Exchange Offer--Resales of Exchange Notes."

  Neither the Company nor any Subsidiary Guarantor will receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own accounts in connection with the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account in connection with the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period commencing on the date on which the Exchange Offer Registration Statement is declared effective and ending on the close of business on the earlier to occur of (i) the date on which all Exchange Notes held by broker-dealers eligible to use the Prospectus to satisfy their prospectus delivery obligation under the Securities Act have been sold and (ii) the date 180 days after the consummation of the Exchange Offer, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company and the Subsidiary Guarantors have jointly and severally agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the Exchange Notes will be passed upon for the Company by Michael J. DeSantis.

                                    EXPERTS

  The financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS

CHOICE HOTELS INTERNATIONAL, INC.
Report of Independent Public Accountants.................................   F-2
Consolidated Balance Sheets as of December 31, 1997 and May 31, 1997.....   F-3
Consolidated Statements of Income for the seven months ended December 31,
 1997 and for the fiscal years ended May 31, 1997, May 31, 1996 and May
 31, 1995................................................................   F-4
Consolidated Statements of Cash Flows for the seven months ended December
 31, 1997 and for the fiscal years ended May 31, 1997, May 31, 1996 and
 May 31, 1995............................................................   F-5
Consolidated Statement of Shareholders' Equity for the period October 15,
 1997 through December 31, 1997..........................................   F-6
Notes to Consolidated Financial Statements...............................   F-7
Consolidated Balance Sheets as of June 30, 1998 (unaudited) and December
 31, 1997................................................................  F-21
Consolidated Statements of Income for the six months ended June 30, 1998 and June 30, 1997 (unaudited)...........................................  F-23
Consolidated Statements of Cash Flows for the six months ended June 30,
 1998 and June 30, 1997..................................................  F-24
Notes to Consolidated Financial Statements (unaudited) ..................  F-25
Management's Discussion and Analysis of Results of Operations and
 Financial Condition ....................................................  F-27

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Choice Hotels International, Inc.:

  We have audited the accompanying consolidated balance sheets of Choice Hotels International, Inc., as defined under "Basis of Presentation" in the Notes to Consolidated Financial Statements, as of December 31, 1997 and May 31, 1997, and the related consolidated statements of income and cash flows for the seven months ended December 31, 1997 and for each of the three fiscal years in the period ended May 31, 1997, and the statement of shareholders' equity for the period from October 15, 1997 (inception) to December 31, 1997. These consolidated financial statements are the responsibility of Choice Hotels International, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Choice Hotels International, Inc. as of December 31, 1997 and May 31, 1997, and the consolidated results of their operations and their consolidated cash flows for the seven months ended December 31, 1997, and each of the three fiscal years in the period ended May 31, 1997, and the statement of shareholders' equity for the period from October 15, 1997 (inception) to December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.,
January 27, 1998

                       CHOICE HOTELS INTERNATIONAL, INC.
                          (SEE BASIS OF PRESENTATION)

                          CONSOLIDATED BALANCE SHEETS

                                                          DECEMBER 31, MAY 31,
                                                              1997       1997
                                                          ------------ --------
                                                             (IN THOUSANDS)
                         ASSETS
Current assets
  Cash and cash equivalents..............................   $ 10,282   $  4,167
  Receivables (net of allowance for doubtful accounts of
   $7,608 and $6,159, respectively)......................     28,347     24,472
  Other..................................................      9,904      5,676
  Receivable from Sunburst Hospitality...................     25,066        --
                                                            --------   --------
    Total current assets.................................     73,599     34,315
Property and equipment, at cost, net of accumulated
 depreciation............................................     37,040     43,377
Goodwill, net of accumulated amortization................     68,792     69,939
Franchise rights, net of accumulated amortization........     48,819     50,503
Investment in Friendly Hotels, PLC.......................     17,011     17,161
Assets held for sale.....................................     12,935        --
Other assets.............................................     10,752      6,178
Note receivable from Sunburst Hospitality................    117,447        --
                                                            --------   --------
    Total assets.........................................   $386,395   $221,473
                                                            ========   ========
                 LIABILITIES AND EQUITY
Current liabilities
  Current portion of long-term debt......................   $ 15,041   $     36
  Accounts payable.......................................     26,452     20,412
  Accrued expenses.......................................     20,702     10,965
  Income taxes payable...................................      6,007      3,318
                                                            --------   --------
    Total current liabilities............................     68,202     34,731
                                                            --------   --------
Long-term debt...........................................    267,780     46,427
Notes payable to Manor Care, Inc. .......................        --      78,700
Deferred income taxes ($0 and $3,498, respectively) and
 other liabilities.......................................      1,155      4,422
                                                            --------   --------
    Total liabilities....................................    337,137    164,280
                                                            --------   --------
Shareholders' Equity
  Common Stock, $.01 par value, 160,000,000 shares
   authorized and 59,828,878 shares issued and
   outstanding...........................................        598        --
  Additional paid-in capital.............................     47,907        --
  Cumulative translation adjustment......................     (8,316)       --
  Treasury stock.........................................       (189)       --
  Retained earnings......................................      9,258        --
  Investments and advances from Parent...................        --      57,193
                                                            --------   --------
    Total shareholders' equity...........................     49,258     57,193
                                                            --------   --------
    Total liabilities and shareholders' equity...........   $386,395   $221,473
                                                            ========   ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                       CHOICE HOTELS INTERNATIONAL, INC.
                          (SEE BASIS OF PRESENTATION)

                       CONSOLIDATED STATEMENTS OF INCOME

                                     SEVEN MONTHS
                                        ENDED         YEAR ENDED MAY 31,
                                     DECEMBER 31, ----------------------------
                                         1997       1997      1996      1995
                                     ------------ --------  --------  --------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues
  Royalty fees......................   $ 70,308   $ 97,215  $ 87,994  $ 78,092
  Product sales.....................     13,524     23,643    21,570    14,461
  European hotel operations.........     10,541     17,737    19,609    18,638
  Initial franchise fees and
   relicensing fees.................      8,597     16,802    15,578    11,656
  Other, including partner services
   revenue..........................      4,869     12,642     6,997     6,180
                                       --------   --------  --------  --------
    Total revenues..................    107,839    168,039   151,748   129,027
                                       --------   --------  --------  --------
Operating expenses
  Selling, general and
   administrative...................     29,454     51,102    45,196    45,589
  Product cost of sales.............     13,031     22,766    20,709    13,882
  European hotel operations.........      9,203     16,166    17,521    17,922
  Depreciation and amortization.....      3,977      7,643     9,179     9,668
  Provision for asset impairment....        --         --     24,760       --
                                       --------   --------  --------  --------
    Total operating expenses........     55,665     97,677   117,365    87,061
                                       --------   --------  --------  --------
Operating income....................     52,174     70,362    34,383    41,966
                                       --------   --------  --------  --------
Other
  Minority interest expense.........        --         --      1,532     2,200
  Interest on notes payable to Manor
   Care.............................        --       7,083     7,083     7,083
  Interest expense and other........      8,788      4,647     4,791     3,672
  Interest and dividend income
   (including interest income on the
   Sunburst Note of $2.4 million for
   December 31, 1997)...............     (2,997)      (943)      --        --
                                       --------   --------  --------  --------
    Total other expenses............      5,791     10,787    13,406    12,955
                                       --------   --------  --------  --------
Income before income taxes..........     46,383     59,575    20,977    29,011
Income taxes........................    (19,096)   (24,845)   (9,313)  (12,783)
                                       --------   --------  --------  --------
Net income..........................   $ 27,287   $ 34,730  $ 11,664  $ 16,228
                                       ========   ========  ========  ========
Weighted average shares
 outstanding........................     59,798     62,680    62,628    62,480
                                       ========   ========  ========  ========
Basic earnings per share............   $   0.46   $   0.55  $   0.19  $   0.26
                                       ========   ========  ========  ========
Diluted earnings per share..........   $   0.45   $   0.55  $   0.19  $   0.26
                                       ========   ========  ========  ========

The accompanying notes are an integral part of these consolidated statements of income.

                       CHOICE HOTELS INTERNATIONAL, INC.
                          (SEE BASIS OF PRESENTATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                               SEVEN MONTHS ENDED     YEAR ENDED MAY 31,
                                  DECEMBER 31,    ----------------------------
                                      1997          1997      1996      1995
                               ------------------ --------  --------  --------
                                              (IN THOUSANDS)
Cash flows from operating
 activities
Net income....................     $  27,287      $ 34,730  $ 11,664  $ 16,228
 Reconciliation of net income
  to net cash provided by
  operating activities:
  Depreciation and
   amortization...............         6,159        10,438    11,839    11,768
  Provision for bad debt......         2,274         2,238       685       692
  Increase (decrease) in
   deferred taxes.............        (4,828)        3,171   (13,527)       68
  Non-cash interest and
   dividend income............        (2,997)         (943)      --        --
  Provision for asset
   impairment.................           --            --     24,760       --
  Change in assets and
   liabilities:
  Change in receivables.......       (10,606)       (4,835)   (7,533)   (3,000)
  Change in prepaid expenses
   and other current assets...         2,403         1,615      (990)    1,524
  Change in current
   liabilities................        11,226        (2,145)    4,050     3,694
  Change in income taxes
   payable....................         2,689         1,061      (265)      158
  Change in other
   liabilities................           --            175     2,059     6,719
                                   ---------      --------  --------  --------
  Net cash provided by
   operating activities.......        33,607        45,505    32,742    37,851
                                   ---------      --------  --------  --------
Cash flows from investing
 activities
  Investment in property and
   equipment..................        (7,329)      (10,630)   (6,506)  (13,611)
  Purchase of minority
   interest...................           --         (2,494)  (55,269)      --
  Investment in Friendly
   Hotels, PLC................           --            --    (17,069)      --
  Advances to Sunburst
   Hospitality................       (25,066)          --        --        --
  Note receivable from
   Sunburst Hospitality.......      (115,000)          --        --        --
  Other items, net............        (2,344)       (3,804)      345     5,878
                                   ---------      --------  --------  --------
  Net cash utilized in
   investing activities.......      (149,739)      (16,928)  (78,499)   (7,733)
                                   ---------      --------  --------  --------
Cash flows from financing
 activities
  Proceeds from mortgages and
   other long-term debts......       236,509        31,107    17,296    15,567
  Principal payments of debt..       (78,851)      (51,260)     (350)  (13,492)
  Purchase of treasury stock..          (189)          --        --        --
  Cash transfers (to) from
   Parent, net................       (35,222)       (8,069)   31,567   (33,336)
                                   ---------      --------  --------  --------
  Net cash provided by
   (utilized in) financing
   activities.................       122,247       (28,222)   48,513   (31,261)
                                   ---------      --------  --------  --------
Net change in cash and cash
 equivalents..................         6,115           355     2,756    (1,143)
Cash and cash equivalents at
 beginning of period..........         4,167         3,812     1,056     2,199
                                   ---------      --------  --------  --------
Cash and cash equivalents at
 end of period................     $  10,282      $  4,167  $  3,812  $  1,056
                                   =========      ========  ========  ========

The accompanying notes are an integral part of these consolidated statements of cash flows.

                       CHOICE HOTELS INTERNATIONAL, INC.
                          (SEE BASIS OF PRESENTATION)

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                            COMMON STOCK     ADDITIONAL
                          ------------------  PAID-IN-  TRANSLATION TREASURY RETAINED
                            SHARES    AMOUNT  CAPITAL   ADJUSTMENT   STOCK   EARNINGS
                          ----------  ------ ---------- ----------- -------- --------
                                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Initial capitalization-
 October 15, 1997.......  59,767,716   $598   $48,064     $(8,662)   $ --    $    --
Net income..............         --     --        --          --       --      27,287
Exercise of stock
 options/grants, net....      71,876    --       (157)        --       --         --
Translation adjustment..         --     --        --          346      --         --
Treasury purchases......     (10,714)   --        --          --      (189)       --
Transfers of net income
 to Sunburst prior to
 the distribution.......         --     --        --          --       --     (18,029)
                          ----------   ----   -------     -------    -----   --------
Balance as of December
 31, 1997...............  59,828,878   $598   $47,907     $(8,316)   $(189)  $  9,258
                          ==========   ====   =======     =======    =====   ========



 The accompanying notes are an integral part of this consolidated statement of shareholders' equity.

                       CHOICE HOTELS INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  On March 7, 1996, Manor Care, Inc. ("Manor Care") announced its intention to proceed with the separation of its lodging business ("Choice Hotels Holdings, Inc." or "Holdings") from its health care business via a Spin-Off of its lodging business (the "Manor Care Distribution"). On September 30, 1996 the Board of Directors of Manor Care declared a special dividend to its shareholders of one share of common stock of Holdings for each share of Manor Care stock, and the Board set the record date and the distribution date. The Manor Care Distribution was made on November 1, 1996 to holders of record of Manor Care's common stock on October 10, 1996.

  The Manor Care Distribution separated the lodging and health care businesses of Manor Care into two public corporations. The operations of Holdings consisted principally of the hotel franchise operations and the owned and managed hotel operations formerly conducted by Manor Care directly or through its subsidiaries (the "Lodging Business").

  On November 1, 1996, concurrent with the Manor Care Distribution, Holdings changed its name from Choice Hotels Holdings, Inc. to Choice Hotels International, Inc. ("CHI") and CHI's franchising subsidiary, formerly named Choice Hotels International, Inc., changed its name to Choice Hotels Franchising, Inc. ("Franchising").

  On April 29, 1997, CHI's Board of Directors announced its intention to separate CHI's franchising business from its owned hotel business (hereinafter referred to as the "Sunburst Distribution"). On September 16, 1997 the Board of Directors and shareholders of CHI approved the separation of the business via a Spin-Off of the franchising business, along with CHI's European hotel and franchising operations, to its shareholders. The Board set October 15, 1997 as the date of distribution and on that date, CHI shareholders received one share in Franchising (renamed "Choice Hotels International, Inc." and referred to hereafter as the "Company") for every share of CHI stock held on October 7, 1997 (the date of record). Concurrent with the October 15, 1997 distribution date, CHI changed its name to Sunburst Hospitality Corporation (referred to hereafter as "Sunburst") and effected a one-for-three reverse stock split of its common stock.

  The Company is in the business of hotel franchising. As of December 31, 1997, the Company had franchise agreements with 3,484 hotels operating in 33 countries under the following brand names: Comfort, Clarion, Sleep, Quality, Rodeway, Econo Lodge and MainStay.

  The consolidated financial statements present the financial position, results of operations, cash flows and equity of the Company as if it were formed as a separate entity of its parent (Manor Care prior to the Manor Care Distribution and Sunburst prior to the Sunburst Distribution, in each case, the "Parent") which conducted the hotel franchising business and European hotel operations and as if the Company were a separate company for all periods presented. The Parent's historical basis in the assets and liabilities of the Company has been carried over to the consolidated financial statements. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated. Changes in the Investments and advances from Parent represent the net income of the Company plus the net change in transfers between the Company and Manor Care through November 1, 1996 and Sunburst through October 15, 1997.

                       CHOICE HOTELS INTERNATIONAL, INC.

  An analysis of the activity in the "Investments and advances from Parent" account for the three years ended May 31, 1997 and the seven months ended December 31, 1997 is as follows:

                                                                  (IN THOUSANDS)
                                                                  --------------
   Balance, May 31, 1994.........................................    $  4,409
   Transfers to Parent, net......................................     (33,336)
   Net income....................................................      16,228
                                                                     --------
   Balance, May 31, 1995.........................................     (12,699)
   Transfers from Parent, net....................................      31,567
   Net income....................................................      11,664
                                                                     --------
   Balance, May 31, 1996.........................................      30,532
   Transfers to Parent, net......................................      (8,069)
   Net income....................................................      34,730
                                                                     --------
   Balance, May 31, 1997.........................................      57,193
   Net income from June 1, 1997 through October 15, 1997.........      18,029
   Transfers to Parent, net through October 15, 1997.............     (35,222)
   Initial capitalization........................................     (40,000)
                                                                     --------
   Balance, October 15, 1997.....................................    $      0
                                                                     ========

  The average balance of the Investments and advances from Parent was $43.9 million, $8.9 million and ($4.1) million for fiscal years 1997, 1996 and 1995, respectively and $48.6 million for the period June 1, 1997 through October 15, 1997.

RECLASSIFICATIONS

  Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. The Company revised its presentation of marketing and reservation fees. All years presented have been restated to conform to the current presentation. See Significant Accounting Policies -- Revenue Recognition.

                        SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

  Prior to December 1997, the Company's fiscal year was the twelve-month period ended May 31. During September 1997, the Company changed its fiscal year from a May 31 year-end to December 31 year-end.

ASSETS HELD FOR SALE

  Assets held for sale by the Company are stated at the lower of cost or estimated net realizable value.

CASH AND CASH EQUIVALENTS

  The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of purchase to be cash equivalents.

                       CHOICE HOTELS INTERNATIONAL, INC.

PROPERTY AND EQUIPMENT

  The components of property and equipment in the consolidated balance sheets were:

                                                    DECEMBER 31,     MAY 31,
                                                        1997           1997
                                                   -------------- --------------
                                                   (IN THOUSANDS) (IN THOUSANDS)
   Land...........................................    $    996       $  3,033
   Buildings and improvements.....................      18,238         27,409
   Furniture, fixtures and equipment..............      31,228         30,526
                                                      --------       --------
                                                        50,462         60,968
   Less: accumulated depreciation.................     (13,422)       (17,591)
                                                      --------       --------
                                                      $ 37,040       $ 43,377
                                                      ========       ========

  Depreciation has been computed for financial reporting purposes using the straight-line method. A summary of the ranges of estimated useful lives upon which depreciation rates have been based follows:

            Building and improvements........ 10-40 years
            Furniture, fixtures and
             equipment.......................  3-20 years

MINORITY INTEREST

  Prior to May 31, 1996, certain former members of the Company's management had a minority ownership interest in the Company. Amounts reflected as minority interest represent the minority owners' share of income in the Company. The Company repurchased all of the outstanding minority ownership interest in fiscal years 1995 and 1996.

GOODWILL

  Goodwill primarily represents an allocation of the excess purchase price of the stock of the Company over the recorded minority interest. Goodwill is being amortized on a straight-line basis over 40 years. Such amortization amounted to $1.1 million in the period ended December 31, 1997 and $1.9 million, $1.1 million, and $598,000 in the fiscal years ended May 31, 1997, 1996 and 1995, respectively. Goodwill is net of accumulated amortization of $6.1 million and $5.0 million at December 31, 1997 and May 31, 1997, respectively.

FRANCHISE RIGHTS

  Franchise rights are an intangible asset and represent an allocation in purchase accounting for the value of long-term franchise contracts. The majority of the balance resulted from the Econo Lodge and Rodeway acquisitions made in fiscal year 1991. Franchise rights acquired are amortized over an average life of 26 years. Amortization expense for the periods ended December 31, 1997, May 31, 1997, 1996 and 1995 amounted to $1.7 million, $2.9 million,
$2.6 million and $2.6 million, respectively. Franchise rights are net of accumulated amortization of $15.7 million and $14.0 million at December 31, 1997 and May 31, 1997, respectively.

SELF-INSURANCE PROGRAM

  Subsequent to the Manor Care Distribution, the Company maintained its own self-insurance program for certain levels of general and professional liability, automobile liability and workers' compensation coverage. The estimated costs of these programs were accrued at present values based on actuarial projections for known and anticipated claims. As of June 1, 1997, the Company was no longer self-insured.

                       CHOICE HOTELS INTERNATIONAL, INC.

  Prior to the Manor Care Distribution, the Company participated in Manor Care's self-insurance program for certain levels of general and professional liability, automobile liability and workers' compensation coverage. The estimated costs of these programs are accrued at present values based on actuarial projections for known and anticipated claims. All accrued self-insurance costs through November 1, 1996 were assumed by Manor Care and have been treated as paid to Manor Care, and as such, amounts paid to Manor Care up to November 1, 1996 have been charged directly to Investments and advances from Parent.

REVENUE RECOGNITION

  The Company enters into numerous franchise agreements committing to provide franchisees with various marketing services, a centralized reservation system and limited rights to utilize the Company's registered trade names. These agreements are typically for a period of twenty years, with certain rights to the franchisee to terminate after five, 10 or 15 years.

  Initial franchise fees are recognized upon sale, because the initial franchise fee is non-refundable and the Company has no continuing obligations related to the franchisee.

  Royalty fees, primarily based on gross room revenues of each franchisee, are recorded when earned. Reserves for uncollectible accounts are charged to bad debt expense and included in selling, general and administrative expenses in the accompanying consolidated statements of income.

  The Company's franchise agreements require the payment of franchise fees which include marketing and reservation fees. These fees, which are based on a percentage of the franchisees' gross room revenues, are used exclusively to reimburse the Company for expenses associated with providing such franchise services as central reservation systems, national marketing, and media advertising. The Company is contractually obligated to expend the reservation and marketing fees it collects from franchisees in accordance with the franchise agreements; as such no income or loss to the Company is generated. Amounts charged and expended under these programs are recorded on a net basis

IMPAIRMENT POLICY

  The Company has adopted the Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" in fiscal year 1997. Accordingly, the Company evaluates the recoverability of long-lived assets, including franchise rights and goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured based on net, undiscounted expected cash flows. Assets are considered to be impaired if the net, undiscounted expected cash flows are less than the carrying amount of the assets. Impairment charges are recorded based upon the difference between the carrying value of the asset and the expected net cash flows, discounted at an appropriate interest rate. The adoption of SFAS No. 121 did not have a material impact on the Company's financial statements.

CAPITALIZATION POLICIES

  Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is taken into income. Maintenance, repairs and minor replacements are charged to expense.

INTEREST RATE HEDGES

  The Company has entered into interest rate swap agreements with a notional amount of $115 million at December 31, 1997 to fix certain of its variable rate debt in order to reduce the Company's exposure to fluctuations in interest rates. The interest rate differential to be paid or received on interest rate swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. On average, the interest rate swap agreements have a life of three and one-half years with a fixed rate of 6.68% and a variable rate of

                       CHOICE HOTELS INTERNATIONAL, INC.

6.39%. As of December 31, 1997, the interest rate swap agreements have a fair market valuation of approximately ($496,000).

FOREIGN OPERATIONS

  The Company accounts for foreign currency translation in accordance with SFAS No. 52, "Foreign Currency Translation." Revenues generated by foreign operations for the seven months ended December 31, 1997 and the fiscal years ended May 31, 1997, 1996 and 1995 were $16.2 million, $27.5 million, $29.9 million and $29.2 million, respectively. The Company's foreign operations had net income of $313,000 for the seven months ended December 31, 1997. Net losses were generated by foreign operations for the years ended May 31, 1997, 1996 and 1995 of $1.8 million, $19.4 million and $5.7 million, respectively. Net losses generated by foreign operations for fiscal year 1996 include a $15.0 million net of tax charge relating to a provision for asset impairment. Total assets relating to foreign operations were $34.3 million and $48.8 million at December 31, 1997 and May 31, 1997, respectively. The majority of the revenues and assets of foreign operations relate to the Company's European business operations (See "Acquisitions and Divestitures"). Translation gains and losses are recorded in the cumulative translation adjustment account included in Investments and advances from Parent in the accompanying consolidated balance sheets prior to October 15, 1997 and are shown separately in shareholders' equity after October 15, 1997 as follows:

                                                                  (IN THOUSANDS)
                                                                  --------------
   Balance, May 31, 1994.........................................    $   (31)
   Net adjustments...............................................        740
                                                                     -------
   Balance, May 31, 1995.........................................        709
   Net adjustments...............................................     (2,459)
                                                                     -------
   Balance, May 31, 1996.........................................     (1,750)
   Net adjustments...............................................     (5,268)
                                                                     -------
   Balance, May 31, 1997.........................................     (7,018)
   Net Adjustments...............................................     (1,298)
                                                                     -------
   Balance, December 31, 1997....................................    $(8,316)
                                                                     =======

  The cumulative translation adjustment included in the December 31, 1997 balance sheet relating to assets held for sale was $(6.6) million.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                       CHOICE HOTELS INTERNATIONAL, INC.

EARNINGS PER SHARE

  The Company adopted SFAS 128, "Earnings Per Share" in 1997. The following table illustrates the reconciliation of the earnings and number of shares used in the basic and diluted earnings per share calculations (in millions, except per share amounts).

                                                                    DECEMBER 31,
                                                                        1997
                                                                    ------------
   Computation of Basic Earnings Per Share
     Net Income....................................................    $27.3
     Weighted average shares outstanding...........................     59.8
                                                                       -----
       Basic Earnings Per Share....................................    $0.46
                                                                       =====
   Computation of Diluted Earnings Per Share
     Net income for diluted earnings per share.....................    $27.3
     Weighted average shares outstanding...........................     59.8
     Effect of Dilutive Securities--
     Employee stock option plan....................................      1.5
                                                                       -----
     Shares for diluted earnings per share.........................     61.3
                                                                       -----
       Diluted Earnings Per Share..................................    $0.45
                                                                       =====

  The effect of dilutive securities is computed using the treasury stock method and average market prices during the period. The Company does not have any options outstanding that were excluded from the computation of diluted earnings per share. The Company had no shares outstanding to the public or material dilutive securities prior to the Sunburst Distribution and therefore, no reconciliation has been provided for periods prior to December 31, 1997.

  The weighted average number of common shares outstanding is based on the Company's weighted average number of outstanding common shares for the period October 15, 1997 through December 31, 1997, Sunburst's weighted average number of outstanding common shares for the period November 1, 1996 through October 15, 1997 and Manor Care's weighted average number of outstanding common shares prior to November 1, 1996.

                                 INCOME TAXES

  The Company was included in the consolidated federal income tax returns of Manor Care and Sunburst prior to October 15, 1997. Subsequent to October 15, 1997, the Company is required to make its own filings. The income tax provision included in these consolidated financial statements reflects the historical income tax provision and temporary differences attributable to the operations of the Company on a separate return basis. Deferred taxes are recorded for the tax effect of temporary differences between book and tax income.

  Income before income taxes for the seven months ended December 31, 1997 and the fiscal years ended May 31, 1997, 1996 and 1995 were derived from the following:

                                                              MAY 31,
                                         DECEMBER 31, -------------------------
                                             1997      1997     1996     1995
                                         ------------ -------  -------  -------
                                                    (IN THOUSANDS)
   Income before income taxes
     Domestic operations................   $45,866    $62,641  $52,801  $38,385
     Foreign operations.................       517     (3,066) (31,824)  (9,374)
                                           -------    -------  -------  -------
   Income before income taxes...........   $46,383    $59,575  $20,977  $29,011
                                           =======    =======  =======  =======

                       CHOICE HOTELS INTERNATIONAL, INC.

  Income before income taxes for domestic operations and foreign operations for fiscal year 1996 includes a pre-tax provision of $24.8 million for asset impairment.

  The provisions for income taxes follows for the period ended December 31, 1997 and for the fiscal years ended May 31, 1997, 1996 and 1995:

                                                            MAY 31,
                                       DECEMBER 31, -------------------------
                                           1997      1997     1996     1995
                                       ------------ -------  -------  -------
                                                  (IN THOUSANDS)
   Current tax (benefit) expense
     Federal..........................   $15,742    $19,421  $20,097  $14,169
     Federal benefit of foreign
      operations......................       204     (1,213)  (2,792)  (3,703)
     State............................     3,475      3,950    3,754    2,292
   Deferred tax (benefit) expense
     Federal..........................      (223)     2,293      125       58
     Federal benefit of foreign
      operations......................       --         --    (9,778)     --
     State............................      (102)       394   (2,093)     (33)
                                         -------    -------  -------  -------
                                         $19,096    $24,845  $ 9,313  $12,783
                                         =======    =======  =======  =======

  Deferred tax assets (liabilities) are comprised of the following at December 31, 1997 and May 31, 1997:

                                                          DECEMBER 31, MAY 31,
                                                              1997      1997
                                                          ------------ -------
      Depreciation and amortization......................   $(3,184)   $(5,145)
      Prepaid expenses...................................    (1,484)      (856)
      Other..............................................    (2,458)    (2,799)
                                                            -------    -------
      Gross deferred tax liabilities.....................    (7,126)    (8,800)
                                                            -------    -------
      Foreign operations.................................     2,843      2,271
      Accrued expenses...................................     5,283      3,181
      Net operating loss.................................       398        609
      Other..............................................     1,001        310
                                                            -------    -------
      Gross deferred tax assets..........................     9,525      6,371
                                                            -------    -------
      Net deferred tax asset (liability).................   $ 2,399    $(2,429)
                                                            =======    =======

  A reconciliation of income tax expense at the statutory rate to income tax expense included in the accompanying consolidated statements of income follows:

                                                             MAY 31,
                                        DECEMBER 31,  ------------------------
                                            1997       1997     1996    1995
                                       -------------- -------  ------  -------
                                       (IN THOUSANDS)     (IN THOUSANDS)
   Federal income tax rate...........          35%         35%     35%      35%
   Federal taxes at statutory rate...     $16,234     $20,853  $7,345  $10,154
   State income taxes, net of Federal
    tax benefit......................       2,192       2,824   1,080    1,468
   Minority interest.................         --          --      536      770
   Other.............................         670       1,168     352      391
                                          -------     -------  ------  -------
   Income tax expense................     $19,096     $24,845  $9,313  $12,783
                                          =======     =======  ======  =======

                       CHOICE HOTELS INTERNATIONAL, INC.

  Cash paid for state income taxes was $197,000, $1.3 million, $1.4 million and $549,000 for the period ended December 31, 1997 and the fiscal years ended May 31, 1997, 1996 and 1995, respectively. Federal income taxes were paid by Manor Care for the years ended May 31, 1995 and May 31, 1996 and the period ending October 31, 1996. Federal income taxes were paid by Sunburst for the period beginning November 1, 1996 through May 31, 1997. The Company paid $9.1 million for the period June 1, 1997 to December 31, 1997.

  Consistent with the existing Company tax-sharing policy, all current Federal provision amounts have been treated as paid to, or received from, the Company, and as such, there are no current tax provision balances due to Sunburst at May 31, 1997. Differences between amounts paid to or received from Manor Care and Sunburst and the Company have been charged or credited directly to Investments and advances from Parent. As part of the tax sharing agreement, the current taxes payable as of October 15, 1997 were assumed by Sunburst.

                               ACCRUED EXPENSES

  Accrued expenses were as follows:

                                                    DECEMBER 31,     MAY 31,
                                                        1997           1997
                                                   -------------- --------------
                                                   (IN THOUSANDS) (IN THOUSANDS)
   Payroll........................................    $ 8,729        $ 7,950
   Other..........................................     11,973          3,015
                                                      -------        -------
                                                      $20,702        $10,965
                                                      =======        =======

                       LONG TERM DEBT AND NOTES PAYABLE

  Debt consisted of the following:

                                                   DECEMBER 31,     MAY 31,
                                                       1997           1997
                                                  -------------- --------------
                                                  (IN THOUSANDS) (IN THOUSANDS)
   $300 million competitive advance and multi-
    currency revolving credit facility with an
    average rate of 6.60% at December 31, 1997..     $267,600       $    --
   $125 million competitive advance and multi-
    currency revolving credit facility with an
    average rate of 6.28% at May 31, 1997.......          --          31,107
   Notes payable to Manor Care, Inc. with a rate
    of 9% at May 31, 1997.......................          --          78,700
   Capital lease obligations....................       13,469         13,531
   Other notes with an average rate of 5.95% and
    5.94% at December 31, 1997 and May 31,
    1997........................................        1,752          1,825
                                                     --------       --------
   Total indebtedness...........................     $282,821       $125,163
                                                     ========       ========

  Maturities of debt at December 31, 1997 were as follows:

                                                                  (IN THOUSANDS)
                                                                  --------------
   1998..........................................................    $ 15,041
   1999..........................................................      22,679
   2000..........................................................      32,726
   2001..........................................................      42,769
   2002..........................................................     155,471
   Thereafter....................................................      14,135
                                                                     --------
                                                                     $282,821
                                                                     ========

                       CHOICE HOTELS INTERNATIONAL, INC.

  During fiscal year 1996 and through November 1, 1996, the Company was a co-guarantor with Manor Care and other affiliates for a $250.0 million competitive advance and multi-currency revolving credit facility. The facility provided that up to $75.0 million was available in foreign currency borrowings under the foreign currency portion of the facility. The Company was charged interest for amounts borrowed under the foreign currency portion of the facility at one of several interest rates, including LIBOR plus 26.25 basis points. Subsequent to the Manor Care Distribution, the Company utilized its new credit facility, as described below, to repay the Company's portion of borrowings under Manor Care's foreign currency portion of the facility, and the Company was released from all liabilities and guarantees relating to the Manor Care credit facility.

  On October 30, 1996, the Company entered into a $100.0 million competitive advance and multi-currency revolving credit facility provided by a group of seven banks. Borrowings under the facility were, at the option of the borrower, at one of several rates including LIBOR plus from 20.0 to 62.5 basis points, based upon a defined financial ratio and the loan type. The Company had $31.1 million outstanding under the facility at May 31, 1997. In connection with the Sunburst Distribution, all outstanding amounts were repaid.

  The Company's portion of the payable to Manor Care was $78.7 million as of May 31, 1997 and 1996, which was pushed down as part of the Manor Care Distribution and is reflected as notes payable to Manor Care in the accompanying consolidated balance sheets. Interest on the amount of the loan was payable quarterly at an annual rate of 9%. Interest expense on those notes for the seven months ended December 31, 1997 was $2.7 million and $7.1 million for the fiscal years ended May 31, 1997, 1996 and 1995. The Company repaid the note at the Sunburst Distribution.

  On October 15, 1997, the Company entered into a $300 million competitive advance and multi-currency revolving credit facility (the "Credit Facility") provided by a group of 14 banks. The Credit Facility provides for a term loan of $150 million and a revolving credit facility of $150 million, $50 million of which is available for borrowings in foreign currencies. The credit facility includes customary financial and other covenants that require the maintenance of certain ratios including maximum leverage, minimum net worth and interest coverage and restrict the Company's ability to make certain investments, repurchase stock, incur debt and dispose of assets. The term loan is payable over five years, $15 million of which is due in 1998. Borrowings under the facility are, at the option of the borrower, at one of several rates including LIBOR plus from 20.0 to 87.5 basis points, based upon a defined financial ratio and the loan type. In addition, the Company has the option to request participating banks to bid on loan participation at lower rates than those contractually provided by the facility. The Credit Facility requires the Company to pay annual fees of 1/10 of 1% to 1/3 of 1%, based upon a defined financial ratio of the total loan commitment. The Credit Facility will terminate on October 15, 2002.

  In connection with the Sunburst Distribution, the Company borrowed $115 million under its Credit Facility in order to fund a subordinated term note to Sunburst. The Subordinated Term Note of $115 million accrues interest monthly at 11% with an effective rate through maturity of 8.8%, and is due on October 15, 2002. No interest is payable until maturity. Total interest accrued at December 31, 1997 was $2.4 million.

  Cash paid for interest was $7.9 million, $11.6 million, $11.8 million and $10.8 million for December 31, 1997, and May 31, 1997, 1996 and 1995,
respectively.

                                    LEASES

  Rental expense under non-cancelable operating leases was $181,000, $171,000, $231,000 and $400,000 for the seven months ended December 31, 1997 and fiscal years ended May 31, 1997, 1996 and 1995, respectively.

                       CHOICE HOTELS INTERNATIONAL, INC.

The Company paid office rent of $1.1 million and $4.0 million to Sunburst for the seven months ended December 31, 1997 and the year ended May 31, 1997 based on the portion of total space occupied by the Company.

  In addition, the Company operates certain property and equipment under leases that expire in 2014. Future minimum lease payments are as follows:

                                                           OPERATING CAPITALIZED
                                                            LEASES      LEASE
                                                           --------- -----------
                                                              (IN THOUSANDS)
   1998...................................................  $2,058    $    811
   1999...................................................     699         939
   2000...................................................     223         950
   2001...................................................     189         950
   2002...................................................     146         950
   Thereafter.............................................     --       20,553
                                                            ------    --------
   Total minimum lease payments...........................  $3,315      25,153
                                                            ======
   Less: interest.........................................             (11,684)
                                                                      --------
   Present value of lease payment.........................            $ 13,469
                                                                      ========

  In accordance with the Manor Care Lease Amendment and Guaranty, the Company, Sunburst and Manor Care have added the Company as a guarantor of Sunburst's obligations under the Gaithersburg Lease and the Silver Spring Lease. Additionally, Sunburst and Choice have entered into a sublease agreement with respect to the Silver Spring Lease for the Company's principal executive offices. The Company subleases approximately 54.3% of the office space available under the Silver Spring Lease with financial terms approximately equal (on a square foot basis) to the terms of the Silver Spring Lease. The lease expires April 1, 1999.

                         ACQUISITIONS AND DIVESTITURES

  On May 31, 1995, the Company repurchased one-half of the 11% interest held by its management in the Company. Approximately $19.8 million was allocated to goodwill; the purchase cost of $27.4 million was paid in June and July 1995. On May 31, 1996, the Company repurchased the remaining 5.5% minority interest in the Company for $27.9 million. Approximately $26.4 million was allocated to goodwill.

  On May 31, 1996, the Company invested approximately $17.1 million in the capital stock of Friendly Hotels, PLC ("Friendly"). In exchange for the $17.1 million investment, the Company received 750,000 shares of common stock and 10 million newly issued immediately convertible preferred shares. In addition, the Company granted to Friendly a Master Franchise Agreement for the United Kingdom and Ireland in exchange for 333,333 additional shares of common stock. At May 31, 1997, the Company owned approximately 5% of the outstanding shares of Friendly which would increase to approximately 27% if the Company's preferred stock were converted. The preferred shares carry a 5.75% dividend payable in cash or in stock, at the Company's option. The dividend accrues annually with the first dividend paid on the earlier of the third anniversary of completion or on a conversion date. The proceeds of the investment received by Friendly are to be used to support the construction of 10 Quality or Comfort hotels. As a condition to the investment, the Company has the right to appoint three directors to the board of Friendly. The Company is accounting for the common stock investment under the equity method.

  The Company recognized $550,083 and $943,000 in preferred dividend income from the Friendly investment for the period ended December 31, 1997 and May 31, 1997.

                       CHOICE HOTELS INTERNATIONAL, INC.

  In January 1998, the Company completed a transaction with Friendly in which Friendly would assume the master franchise rights for Choice's Comfort, Quality and Clarion brand hotels throughout Europe (with the exception of Scandinavia) for the next 10 years. In exchange, the Company will receive from Friendly $8.0 million, payable in eight equal annual installments.

  As part of the transaction, Friendly acquired European hotels currently owned by the Company for a total consideration of approximately $26.2 million in convertible preferred shares and cash. In exchange for 10 hotels in France, two in Germany and one in the United Kingdom, the Company will receive $22.2 million in new unlisted 5.75 percent convertible preferred shares in Friendly at par, convertible for one new Friendly ordinary share for every 150p nominal of the preferred convertible shares. In addition, Friendly will pay the Company deferred compensation of $4.0 million in cash, payable by the fifth anniversary of completion or sooner dependent on the level of future profits of the hotels acquired. The European hotels included in this transaction have a carrying value, which includes a cumulative translation adjustment of $(6.6) million, totaling approximately $17.3 million. The Company has reflected the net assets subject to this transaction as assets held for sale in the December 31, 1997 accompanying consolidated balance sheet.

                          TRANSACTIONS WITH SUNBURST

  Subsequent to the Manor Care Distribution, the Company participated in a cash concentration system with Sunburst and as such maintained no significant cash balances or banking relationships. Substantially all cash received by the Company was immediately deposited in and combined with Sunburst's corporate funds through its cash management system. Similarly, operating expenses, capital expenditures and other cash requirements of the Company have been paid by Sunburst and charged to the Company. The net result of all these intercompany transactions is reflected in Investments and advances from Parent.

  Since the Manor Care Distribution, the Company has provided certain services to Sunburst including, among others, executive management, human resources, legal, accounting, tax, information systems and certain administrative services, as required. Also since the Manor Care Distribution, Sunburst has provided services to the Company, either directly or through the Corporate Services Agreement with Manor Care, including, among others, cash management, payroll and payables processing, employee benefits plans, insurance, accounting and certain administrative services as required. Costs associated with the Manor Care Corporate Services Agreement as well as costs of services provided by Sunburst to the Company or provided by the Company to Sunburst have been allocated between the entity providing the services and the entity receiving the services in the accompanying financial statements. As a result, future administrative and corporate expenses are expected to vary from historical results. However, the Company has estimated that general and administrative expenses incurred annually will not materially change after the Distribution.

  As part of the Sunburst Distribution, Sunburst and the Company have entered into a strategic alliance agreement. Among other things, the agreement provides for: (i) a right of first refusal to the Company to franchise any lodging properties to be acquired or developed by Sunburst, (ii) certain commitments by Sunburst for the development of Sleep Inns and MainStay Suites hotels, (iii) continued cooperation of both parties with respect to matters of mutual interest, such as new product and concept testing, (iv) continued cooperation with respect to third party vendor arrangements; and (v) certain limitations on competition in each others' line of business. The strategic alliance agreement extends for a term of 20 years with mutual rights of termination on the fifth, 10th and 15th anniversaries of the Sunburst Distribution.

  For purposes of providing an orderly transition after the Sunburst Distribution, Sunburst and the Company entered into various agreements, including, among others, a Distribution Agreement, a Tax Sharing Agreement, a Corporate Services Agreement and an Employee Benefits Allocation Agreement. Effective as of October 15,

                       CHOICE HOTELS INTERNATIONAL, INC.

1997, these agreements provide, among other things, that Sunburst (i) will receive and/or provide certain corporate and support services, such as accounting, tax and computer systems support, (ii) will adjust outstanding options to purchase shares of Company common stock held by Company employees, Sunburst employees, and employees of Manor Care, (iii) is responsible for filing and paying the related taxes on consolidated federal tax returns and consolidated or combined state tax returns for itself and any of its affiliates (including the Company) for the periods of time that the affiliates were members of the consolidated group, (iv) will be reimbursed by the Company for the portion of income taxes paid that relate to the Company and its subsidiaries, and (v) guarantees that the Company will, at the date of distribution, have a specified minimum level of net worth. These agreements will extend for a maximum period of 30 months from the distribution date or until such time as the Company and Sunburst have arranged to provide such services in-house or through another unrelated provider of such services.

  During the periods presented, Sunburst operated substantially all of its hotels pursuant to franchise agreements with the Company. Total fees paid to the Company included in the accompanying financial statements for franchising royalty, marketing and reservation fees were $6.2 for the seven months ended December 31, 1997 and $9.5 million, $7.5 million, and $5.3 million for the years ended May 31, 1997, 1996 and 1995, respectively.

  In accordance with the Sunburst Distribution Agreement, the Company agreed to assume and pay certain liabilities of Sunburst, subject to the Company maintaining a minimum net worth of $40 million, at the date of Distribution. As of December 31, 1997, approximately $25 million is due to the Company from Sunburst, which is included in other current assets. This receivable relates to the net worth guarantee and the reimbursement of various expenses paid by the Company, subsequent to the Sunburst Distribution. Subsequent to year-end, Sunburst paid $7.5 million of the outstanding balance.

                         COMMITMENTS AND CONTINGENCIES

  The Company is a defendant in a number of lawsuits arising in the ordinary course of business. In the opinion of management and general counsel to the Company, the ultimate outcome of such litigation will not have a material adverse effect on the Company's business, financial position or results of operations.

                  PENSION, PROFIT SHARING AND INCENTIVE PLANS

  Bonuses accrued for key executives of the Company under incentive compensation plans were $520,000 for the seven months ended December 31, 1997, $1.4 million in 1997, $1.1 million in 1996, and $1.4 million in 1995.

  Employees of the Company participate in retirement plans sponsored by the Company, and prior to the Manor Care Distribution and Sunburst Distribution, employees participated in retirement plans sponsored by Manor Care and Sunburst. Costs allocated to the Company are based on the size of its payroll relative to the sponsor's payroll. Costs allocated to the Company were approximately $817,000 for the seven months ended December 31, 1997, $1.4 million in 1997, $817,000 in 1996 and $776,000 in 1995.

                       CHOICE HOTELS INTERNATIONAL, INC.

                                 CAPITAL STOCK

  Since the Sunburst Distribution, the Company repurchased 10,714 shares of its common stock at a total cost of $189,000. Subsequent to December 31, 1997, the Company has repurchased 490,214 shares of its common stock at a total cost of $7.9 million. The Company has authorization from its Board of Directors to repurchase up to an additional 1.27 million shares. In fiscal year 1997, the Company granted a key executive 85,470 restricted shares of common stock with a value of $1.25 million on the grant date. The restricted stock vests over a three-year period.

  The Company has stock option plans for which it is authorized to grant options to purchase up to 7.1 million shares of the Company's common stock. Stock options may be granted to officers, key employees and non-employee directors with an exercise price not less than the fair market value of the common stock on the date of grant. In connection with the Sunburst Distribution, the outstanding options held by current and former employees of the Company were redenominated in the stock of the newly separated companies and the number and exercise prices of the options were adjusted based on the relative trading prices of the common stock of the two companies in order to retain the intrinsic value of the options.

  Option activity under the above plans is as follows:

                                                         NUMBER      WEIGHTED
                                                        OF SHARES   OPTION PRICE
                                                       ----------  -------------
   Outstanding at October 15, 1997.................... 4,689,515      $ 8.71
   Granted............................................    15,000       17.63
   Exercised..........................................   (28,550)       3.32
   Canceled...........................................  (508,920)      10.05
                                                       ---------      ------
   Outstanding at December 31, 1997................... 4,167,045      $ 8.62
                                                       =========      ======

  At December 31, 1997, options with a weighted average remaining life of 4.2 years covering 1,845,642 shares were exercisable at $2.64 to $12.21 per share with a weighted average of $5.80 per share.

  SFAS No. 123, "Accounting for Stock-Based Compensation," requires companies to provide additional note disclosures about employee stock-based compensation plans based on a fair value based method of accounting. As permitted by this accounting standard, the Company continues to account for these plans under APB Opinion 25, under which no compensation cost has been recognized.

  Compensation cost for the Company's stock option plan was determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123. The fair value of each option grant has been estimated on the date of the grant using an option-pricing model with the following weighted average assumptions used for grants in 1997: risk-free interest rate of 5.65% and volatility of 23.6%, expected lives of 10 years and 0% dividend yield. The weighted average fair value per option granted during fiscal year 1997 was $8.79. If options had been reported as compensation expense based on their fair value pro forma, net income would have been $27.3 million for 1997, and pro forma earnings per share would have been $0.46.

  Since this methodology has not been applied to options granted prior to the Sunburst Distribution date, the resulting pro forma compensation cost is not likely to be representative of that to be expected in future years.

                       CHOICE HOTELS INTERNATIONAL, INC.

                      FAIR VALUE OF FINANCIAL INSTRUMENTS

  The balance sheet carrying amount of cash and cash equivalents and receivables approximate fair value due to the short-term nature of these items. Long-term debt consists of bank loans and notes payable to Manor Care. Interest rates on bank loans adjust frequently based on current market rates; accordingly, the carrying amount of bank loans is equivalent to fair value. The carrying amounts for long-term debt approximate fair market values.

  The Note Receivable from Sunburst approximates fair value based on its current yield to maturity, which is equivalent to those investments of similar quality and terms.

                        PROVISION FOR ASSET IMPAIRMENT

  During fiscal year 1996, the Company began restructuring its European operations. This restructuring effort included the purchase of an equity interest in Friendly and a reevaluation of key geographic markets in Europe. In connection with this restructuring, the Company performed a review of its European operations and in May 1996 recognized a $15.0 million non-cash charge (net of a $9.8 million income tax benefit) against earnings related to the impairment of assets associated with certain European hotel operations.

                IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

  The Company adopted SFAS No. 128, "Earnings Per Share," and SFAS No. 129, "Disclosure of Information about Capital Structure," during 1997. The adoption of these pronouncements did not materially affect the Company's financial statements. The Company is required to adopt SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," no later than 1998. Management is evaluating the impact that these pronouncements will have on the Company's financial statements.

                         SUBSEQUENT EVENTS (UNAUDITED)

  On February 19, 1998, the Board of Directors adopted a shareholder rights plan under which a dividend of one preferred stock purchase right was distributed for each outstanding share of the Company's common stock to shareholders of record on April 3, 1998. Each right will entitle the holder to buy 1/100th of a share of a newly issued series of junior participating preferred stock of the Company at an exercise price of $75 per share. The rights will be exercisable, subject to certain exceptions, 10 days after a person or group acquires beneficial ownership of 10% or more of the Company's common stock. Shares owned by a person or group on February 19, 1998, and held continuously thereafter are exempt for purposes of determining beneficial ownership under the rights plan. The rights will be non-voting and will expire on January 31, 2008, unless exercised or previously redeemed by the Company for $.001 each. If the Company is involved in a merger or certain other business combinations not approved by the Board of Directors, each right will entitle its holder, other than the acquiring person or group, to purchase common stock of either the Company or the acquiror having a value of twice the exercise price of the right.

                       CHOICE HOTELS INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                        JUNE 30,   DECEMBER 31,
                                                          1998         1997
                                                       ----------- ------------
                                                       (UNAUDITED)
                        ASSETS
Current assets
  Cash and cash equivalents...........................  $  6,365     $ 10,282
  Receivables (net of allowance for doubtful accounts
   of $5,394 and $7,608, respectively)................    26,868       28,347
  Other...............................................    12,476        9,904
  Receivable from Sunburst Hospitality................    19,921       25,066
                                                        --------     --------
    Total current assets..............................    65,630       73,599
Property and equipment, at cost, net of accumulated
 depreciation.........................................    39,146       37,040
Goodwill, net of accumulated amortization.............    67,866       68,792
Franchise rights, net of accumulated amortization.....    47,578       48,819
Investment in Friendly Hotels, PLC, net...............    41,552       17,011
Other assets..........................................    24,204       12,935
Assets held for sale..................................       --        10,752
Note receivable from Sunburst Hospitality.............   122,368      117,447
                                                        --------     --------
    Total assets......................................  $408,344     $386,395
                                                        ========     ========
          LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt...................  $ 10,041     $ 15,041
  Accounts payable....................................    24,149       26,452
  Accrued expenses....................................    16,302       20,702
  Income taxes payable................................     6,754        6,007
                                                        --------     --------
    Total current liabilities.........................    57,246       68,202
                                                        --------     --------
Long-term debt........................................   283,678      267,780
Deferred income taxes and other.......................    10,233        1,155
                                                        --------     --------
    Total liabilities.................................   351,157      337,137
Shareholders' Equity
  Common stock, $.01 par value........................       604          598
  Additional paid-in capital..........................    51,561       47,907
  Accumulated other comprehensive income..............     1,660       (8,316)
  Treasury stock......................................   (27,029)        (189)
  Retained earnings...................................    30,391        9,258
                                                        --------     --------
    Total shareholders' equity........................    57,187       49,258
                                                        --------     --------
    Total liabilities & shareholders' equity..........  $408,344     $386,395
                                                        ========     ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                       CHOICE HOTELS INTERNATIONAL, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
              (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             SIX MONTHS ENDED
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
                                                                (UNAUDITED)
Revenues
  Royalty fees.............................................. $ 50,058  $ 45,171
  Product sales.............................................   12,374    11,900
  Initial franchise fees and relicensing fees...............    7,649     8,831
  Other, including partner service revenue..................    6,427     7,198
  European hotel operations.................................    1,098     8,588
                                                             --------  --------
    Total revenues..........................................   77,606    81,688
                                                             --------  --------
Operating expenses
  Selling, general and administrative.......................   23,664    24,681
  Product cost of sales.....................................   11,608    11,346
  Depreciation and amortization.............................    3,550     5,262
  European hotel operations.................................    1,133     7,889
                                                             --------  --------
    Total operating expenses................................   39,955    49,178
                                                             --------  --------
Operating Income............................................   37,651    32,510
Other
  Interest expense..........................................    9,583     5,008
  Interest and dividend income..............................   (5,960)      --
  Gain from sale of investments.............................   (2,190)      --
                                                             --------  --------
    Total other.............................................    1,433     5,008
                                                             --------  --------
Income before income taxes..................................   36,218    27,502
Income taxes................................................   15,085    11,455
                                                             --------  --------
Net income.................................................. $ 21,133  $ 16,047
                                                             ========  ========
Weighted average shares outstanding.........................   59,522    62,674
                                                             ========  ========
Diluted shares outstanding..................................   60,757    62,674
                                                             ========  ========
Basic earnings per share.................................... $   0.36  $   0.26
                                                             ========  ========
Diluted earnings per share.................................. $   0.35  $   0.26
                                                             ========  ========


The accompanying notes are an integral part of these consolidated statements of income.

                       CHOICE HOTELS INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (UNAUDITED, IN THOUSANDS)

                                                            SIX MONTHS ENDED
                                                           -------------------
                                                           JUNE 30,   JUNE 30,
                                                             1998       1997
                                                           ---------  --------
                                                              (UNAUDITED)
Cash flows from operating activities:
Net income................................................ $  21,133  $ 16,047
 Reconciliation of net income to net cash provided by
  operating activities:
  Depreciation and amortization...........................     5,653     5,262
  Provision for bad debts.................................       553       486
  Increase in deferred taxes and other....................     2,211     3,179
  Non cash interest and dividend income...................    (5,943)      --
  Changes in assets and liabilities:
  Change in receivables...................................       926     3,700
  Change in inventories and other current assets..........    (1,713)      542
  Change in current liabilities...........................    (6,513)   (1,414)
  Change in income taxes payable..........................       747     2,014
                                                           ---------  --------
  Net cash provided by operating activities...............    17,054    29,816
                                                           ---------  --------
Cash flow from investing activities:
  Investment in property and equipment....................    (5,593)   (6,515)
  Repayments of Sunburst Hospitality advances, net........     5,286       --
  Other items, net........................................    (8,393)      --
                                                           ---------  --------
  Net cash utilized by investing activities...............    (8,700)   (6,515)
                                                           ---------  --------
Cash flow from financing activities:
  Proceeds from long-term debt............................   118,959       --
  Repayment of long-term debt.............................  (108,061)  (21,775)
  Purchase of treasury stock..............................   (26,840)      --
  Proceeds from issuance of common stock..................     3,671       --
  Transfers to Parent, net................................       --     (1,045)
                                                           ---------  --------
  Net cash utilized by financing activities...............   (12,271)  (22,820)
                                                           ---------  --------
Net change in cash and cash equivalents...................    (3,917)      481
Cash and cash equivalents, beginning of period............    10,282     2,973
                                                           ---------  --------
Cash and cash equivalents, end of period.................. $   6,365  $  3,454
                                                           =========  ========


The accompanying notes are an integral part of these consolidated statements of cash flows.

                       CHOICE HOTELS INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  1. The accompanying consolidated financial statements of Choice Hotels International, Inc. (the "Company") and subsidiaries have been prepared by the Company without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. The Company believes the disclosures made are adequate to make the information presented not misleading. The consolidated financial statements should be read in conjunction with the consolidated financial statements for the stub year ended December 31, 1997 and notes thereto included in the Company's Form 10-K, dated March 31, 1998. In the opinion of management, all adjustments (which include any normal recurring adjustments) considered necessary for a fair presentation have been included. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations. All intercompany transactions and balances between Choice Hotels International, Inc. and its subsidiaries have been eliminated. Certain reclassifications have been made to the prior year amounts to conform to current period presentation.

  2. In January 1998, the Company completed a transaction with Friendly Hotels, PLC ("Friendly") in which Friendly assumed the master franchise rights for Choice's Comfort, Quality and Clarion brand hotels throughout Europe (with the exception of Scandinavia) for the next 10 years. In exchange, the Company will receive from Friendly $8.0 million, payable in eight equal annual installments.

  As part of the transaction, Friendly acquired European hotels currently owned by the Company for a total consideration of approximately $26.2 million in convertible preferred shares and cash. In exchange for 10 hotels in France, two in Germany and one in the United Kingdom, the Company received $22.2 million in new unlisted 5.75 percent convertible preferred shares in Friendly at par, convertible into one new Friendly ordinary share for every 150p nominal of the preferred convertible shares. In addition, Friendly will pay the Company deferred compensation of $4.0 million in cash, payable by the fifth anniversary of completion or sooner dependent on the level of future profits of the hotels acquired. The European hotels included in this transaction have a carrying value, which includes a cumulative translation adjustment of $(6.6) million, totaling approximately $19.9 million. The Company had a gain on the sale of $2.0 million which has been deferred and is presented net of the Investment in Friendly Hotels, PLC in the accompanying consolidated balance sheets.

  3. In May 1998, the Company consummated a $100 million senior unsecured note offering (the "Notes"), bearing a coupon rate of 7.125%. The Notes will mature on May 1, 2008, with interest on the Notes to be paid semi-annually. The Company has used the net proceeds from the offering of approximately $99 million to repay amounts outstanding under the Company's $300 million revolving credit facility.

  4. During the six months ended June 30, 1998, the Company's comprehensive income (consisting of net income plus foreign currency translation adjustments) exceeded net income by approximately $3 million.

  5. During the second quarter of 1998, the Company changed its presentation of marketing and reservation fees such that the fees collected and associated expenses are reported on a net basis. The Company's franchise agreements require the payment of franchise fees which include marketing and reservation fees. These fees, which are based on a percentage of the franchisees' gross room revenues, are used exclusively to reimburse the Company for expenses associated with providing such franchise services as central reservation systems, national marketing, and media advertising. The Company is contractually obligated to expend the reservation and marketing fees it collects from franchisees in accordance with the franchise agreements; as such no income or loss to the Company is generated. All prior periods have been restated to conform to the new presentation.

  The total marketing and reservation fees received by the Company (previously reported as revenue) were $56.7 million and $43.8 million for the six months ended June 30, 1998 and June 30, 1997, respectively.

                       CHOICE HOTELS INTERNATIONAL, INC.

Depreciation and amortization charged to reservation and marketing expenses was $2.2 million and $1.2 million for the six months ending June 30, 1998 and June 30, 1997, respectively. Reservation fees and marketing fees not expended in the current year are carried over to the next fiscal year and expended in accordance with the franchise agreements. Shortfall amounts are similarly recovered in subsequent years. Excess or shortfall amounts from the operation of these programs are recorded as a payable or receivable from the particular fund. The shortfall amount recorded as a current receivable in other assets on the Company's balance sheet was $7.2 million and $1.7 million at June 30, 1998 and December 31, 1997, respectively.

                       CHOICE HOTELS INTERNATIONAL, INC.

  Until    , 199 , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or other subscriptions. All tendered Original Notes, executed Letters of Transmittal, and other related documents should be directed to the Exchange Agent. Requests for assistance and for additional copies of the Prospectus, the Letter of Transmittal and other related documents should be directed to the Exchange Agent.

                 THE EXCHANGE AGENT FOR THE EXCHANGE OFFER IS

                              MARINE MIDLAND BANK

                                 by Facsimile:
                                (212) 658-2292
                      Attention: Corporate Trust Services

                             Confirm by telephone
                                (212) 658-5931

                       By Registered or Certified Mail:
                              Marine Midland Bank
                                 140 Broadway
                                    Level A
                         New York, New York 10005-1180
                      Attention: Corporate Trust Services

                                    By Hand
                              Marine Midland Bank
                                 140 Broadway
                                    Level A
                         New York, New York 10005-1180
                      Attention: Corporate Trust Services

                             By Overnight Courier:
                              Marine Midland Bank
                                 140 Broadway
                                    Level A
                         New York, New York 10005-1180
                      Attention: Corporate Trust Services
                                (212) 658-5931

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Pursuant to authority conferred by Delaware General Corporation Law Section 102, the Restated Certificate of Incorporation of the Company provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for breach of the director's duty of loyalty to the Company or the stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payment of dividends, unlawful stock redemptions or repurchases or for any transaction from which the director derived an improper personal benefit. This provision is intended to eliminate the risk that a director might incur personal liability to the Company or its stockholders for breach of the duty of care. The Restated Certificate of Incorporation of the Company also provides that if Delaware law is amended to further limit the liability of directors, then the liability of a director of the Company shall be further limited to the fullest extent permitted by Delaware law as so amended.

  Delaware General Corporation Law Section 145 contains provisions permitting and, in some situations, requiring Delaware corporations, such as the Company, to provide indemnification to their officers and directors for losses and litigation expenses incurred in connection with their service to the corporation in those capacities. The Restated Certificate of Incorporation of the Company contains provisions requiring indemnification by the Company of its directors and officers to the fullest extent permitted by law. Among other things, the Restated Certificate of Incorporation of the Company provides indemnification for officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

  The above discussion of the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws is not intended to be exhaustive and is respectively qualified in its entirety by such documents.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 (a) Exhibits

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 3.01*   Restated Certificate of Incorporation of Choice Hotels Franchising,
         Inc.
 3.02*   Amended and Restated Bylaws of Choice Hotels International, Inc.
 4.01(a) Credit Agreement dated October 15, 1997 among Choice Hotels
         International, Inc., Chase Manhattan Bank, as Agent and certain
         Lenders
 4.02(a) First Amendment to Credit Agreement dated February  , 1998 among
         Choice Hotels International, Inc., Chase Manhattan Bank, as Agent and
         certain Lenders
 4.03(f) Registration Agreement dated April 28, 1998 between Choice Hotels
         International, Inc. and Salomon Brothers Inc, Bear Stearns & Co. Inc.
         and Lehman Brothers Inc.
 4.04(f) Indenture dated as of May 4, 1998, by and among the Company, Quality
         Hotels Europe, Inc., QH Europe Partnership and Marine Midland Bank, as
         Trustee, with respect to the 7.125% Senior Notes due 2008 of the
         Company.
 4.05(f) Specimen certificate of 7.125% Senior Note due 2008 (Original Note)
         (Attached as an exhibit to the Indenture set forth as Exhibit 4.05)
 4.06(f) Specimen certificate of 7.125% Senior Note due 2008 (Exchange Note)
         (Attached as an exhibit to the Indenture set forth as Exhibit 4.05)

 EXHIBIT
  NUMBER                               DESCRIPTION
 -------                               -----------
  4.07**  Guarantee Agreement dated October 15, 1997 between Quality Hotels
          Europe, Inc. and The Chase Manhattan Bank.
  4.08**  Supplement No. 1 to the Guarantee Agreement dated April 28, 1998 among Choice Hotels International, Inc., Quality Hotels Europe, Inc.,
          QH Europe Partnership and The Chase Manhattan Bank.
  4.09**  Indemnity, Subrogation and Contribution Agreement, dated April 28,
          1998 among Choice Hotels International, Inc., Quality Hotels Europe,
          Inc., QH Europe Partnership and The Chase Manhattan Bank.
  4.10(e) Rights Agreement, dated as of February 19, 1998, between Choice
          Hotels International, Inc. and ChaseMellon Shareholder Services,
          L.L.C., as Rights Agent.
  5.01**  Opinion of Michael J. DeSantis regarding the validity of the Exchange
          Notes,
  8.01**  Opinion of Latham & Watkins regarding certain federal income tax matters.
 10.01*   Employment Agreement between Choice Hotels International, Inc. and
          Charles A. Ledsinger, Jr. dated July 31, 1998.
 10.02(b) Distribution Agreement dated as of October 15, 1997 by and between
          Choice Hotels International, Inc. (renamed Sunburst Hospitality
          Corporation) and Choice Hotels Franchising, Inc. (renamed Choice
          Hotels International, Inc.)
 10.03(b) Employee Benefits Administration Agreement dated as of October 15,
          1997 by and between Choice Hotels International, Inc. (renamed
          Sunburst Hospitality Corporation) and Choice Hotels Franchising, Inc.
          (renamed Choice Hotels International, Inc.)
 10.04(b) Tax Administration Agreement dated as of October 15, 1997 by and between Choice Hotels International, Inc. (renamed Sunburst
          Hospitality Corporation) and Choice Hotels Franchising, Inc. (renamed
          Choice Hotels International, Inc.)
 10.05(b) Tax Sharing Agreement dated as of October 15, 1997 by and between
          Choice Hotels International, Inc. (renamed Sunburst Hospitality
          Corporation) and Choice Hotels Franchising, Inc. (renamed Choice
          Hotels International, Inc.)
 10.09(b) Employee Benefits Allocation Agreement dated as of October 15, 1997 by and between Choice Hotels International, Inc. (renamed Sunburst
          Hospitality Corporation) and Choice Hotels Franchising, Inc. (renamed
          Choice Hotels International, Inc.)
 10.10(b) Strategic Alliance Agreement dated as of October 15, 1997 by and between Choice Hotels International, Inc. (renamed Sunburst
          Hospitality Corporation) and Choice Hotels Franchising, Inc. (renamed
          Choice Hotels International, Inc.)
 10.11(b) Non-Competition Agreement dated as of October 15, 1997 by and between
          Choice Hotels International, Inc. (renamed Sunburst Hospitality
          Corporation) and Choice Hotels Franchising, Inc. (renamed Choice
          Hotels International, Inc.)
 10.12(b) Omnibus Amendment and Guaranty dated as of October 15, 1997 by and among Choice Hotels International, Inc. (renamed Sunburst Hospitality
          Corporation), Choice Hotels Franchising, Inc. (renamed Choice Hotels
          International, Inc.) and Manor Care, Inc.
 10.13(b) Amended and Restated Employment Agreement dated as of October 15,
          1997 by and between Choice Hotels Franchising, Inc. (renamed Choice
          Hotels International, Inc.) and Stewart Bainum, Jr.
 10.14(b) Assignment of Employment Agreement dated as of October 15, 1997 by and among Choice Hotels International, Inc. (renamed Sunburst
          Hospitality Corporation), Choice Hotels Franchising, Inc. (renamed
          Choice Hotels International, Inc.) and Thomas Mirgon
 10.15(a) Consulting Agreement and Release dated December 18, 1997 between
          Choice Hotels International, Inc. and Barry L. Smith
 10.16(d) Choice Hotels International, Inc. Non-Employee Director Stock Option
          and Deferred Compensation Stock Purchase Plan
 10.17(d) Choice Hotels International, Inc. 1997 Non-Employee Director Stock
          Compensation Plan
 10.18(h) Choice Hotels International, Inc. 1997 Long-Term Incentive Plan
 10.19(e) Employment Agreement dated April 13, 1998 between Choice Hotels
          International, Inc. and Mark Wells.
 10.20(f) Employment Agreement dated April 29, 1998 between Choice Hotels
          International, Inc. and Michael J. DeSantis

 EXHIBIT
  NUMBER                               DESCRIPTION
 -------                               -----------
 10.21(f) Agreement and Release dated June 16, 1998 between Choice Hotels
          International, Inc. and William R. Floyd.
 12.1*    Statement re: Ratio of Earnings to Fixed Charges
 21.01(a) Subsidiaries of Choice Hotels International, Inc.
 23.01**  Consent of Arthur Andersen LLP
 23.02**  Consent of Michael J. DeSantis (included in opinion filed as Ex. 5.01)
 23.03**  Consent of Latham & Watkins (included in opinion filed as Ex. 8.01)
 25.1*    Statement of Eligibility and Qualifications on Form T-1 of Marine
          Midland Bank, as Trustee
 27.01*   Financial Data Schedule
 99.01**  Letter of Transmittal for the Exchange Offer
 99.02*   Notice of Guaranteed Delivery for the Exchange Offer

--------

*  Previously filed.

** Filed herewith.

  (a) Incorporated by reference to the identical document filed as an exhibit to Choice Hotels International, Inc.'s Transitional Report on Form 10-K dated June 1, 1997, to December 31, 1997, filed on March 31, 1998.

  (b) Incorporated by reference to the identical document filed as an exhibit to Choice Hotels International, Inc.'s Current Report on Form 8-K dated October 15, 1997, filed on October 29, 1997.

  (c) Incorporated by reference to the identical document filed as an exhibit to Choice Hotels International, Inc.'s Current Report on Form 8-K dated October 15, 1997, filed on December 16 1997.

  (d) Incorporated by reference to the identical document filed as an exhibit to Choice Hotels International, Inc.'s Registration Statement filed on Form S-8, filed on December 2, 1997 (Reg. No. 333-41357).

  (e) Incorporated by reference to the identical document filed as an exhibit to Choice Hotels International, Inc.'s Current Report on Form 8-K dated February 19, 1998, filed on March 11, 1998.

  (f) Incorporated by reference to the identical document filed as an exhibit to Choice Hotels International, Inc.'s Quarterly Report on Form 10-Q filed for the quarterly period ended March 31, 1998, filed on May 15, 1998.

  (g) Incorporated by reference to the identical document filed as an exhibit to Choice Hotels International, Inc.'s Quarterly Report on Form 10-Q filed for the quarter ended June 30, 1998, filed on August 11, 1998.

  (h) Incorporated by reference to the identical document filed as an exhibit to Choice Hotels Franchising, Inc.'s Registration Statement on Form 10 filed September 19, 1997 (Reg. No. 00113393).

 (b) Financial Statements Schedules

   Schedule II--Valuation and Qualifying Accounts

ITEM 22. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provision described under Item 20 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAD DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SILVER SPRING, STATE OF MARYLAND, ON OCTOBER 14, 1998.

                                         CHOICE HOTELS INTERNATIONAL, INC.

                                               /s/ Michael J. DeSantis
                                         By: __________________________________

                                                 Michael J. DeSantis

                                               Senior Vice President,

                                            General Counsel and Secretary


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.


             SIGNATURE                       TITLE                 DATE

                                      Chief Executive
               *                       Officer and             October 14,
------------------------------------   President                1998
     CHARLES A. LEDSINGER, JR.         (principal
                                       executive officer)
                                       and Director

                                      Vice President,
               *                       Treasurer and           October 14,
------------------------------------   Controller               1998
          JOSEPH M. SQUERI             (principal
                                       financial and
                                       accounting
                                       officer)

                                       Director
               *                                               October 14,
------------------------------------                            1998
        STEWART BAINUM, JR.

                                      Director
               *                                               October 14,
------------------------------------                            1998
           BARBARA BAINUM

                                      Director
               *                                               October 14,
------------------------------------                            1998
         FREDERIC V. MALEK

                                      Director
               *                                               October 14,
------------------------------------                            1998
          GERALD W. PETITT

    /s/ Michael J. DeSantis                                    October 14,
------------------------------------                            1998
  MICHAEL J. DESANTIS Attorney-in-
             fact

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAD DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SILVER SPRING, STATE OF MARYLAND, ON OCTOBER 14, 1998.

                                          QUALITY HOTELS EUROPE, INC.

                                               /s/  Michael J. DeSantis
                                          By: _________________________________

                                                 Michael J. DeSantis

                                              Senior Vice President, General
                                                Counsel and Secretary

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.


              SIGNATURE                        TITLE                 DATE
              ---------                        -----                 ----
                                       President and
                *                       Director (principal      October 14, 1998
-------------------------------------   executive officer)
        CHARLES A. LEDSINGER

       /s/ Michael J. DeSantis
-------------------------------------  Senior Vice               October 14, 1998
         MICHAEL J. DESANTIS            President,
                                        Secretary and
                                        Director

                                       Vice President,
                *                       Treasurer and            October 14, 1998
-------------------------------------   Director (principal
          JOSEPH M. SQUERI              accounting and
                                        finance officer)



*By: /s/  Michael J. DeSantis                                     October 14, 1998
    ---------------------------------
      MICHAEL J. DESANTIS
        Attorney-in-fact

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAD DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SILVER SPRING, STATE OF MARYLAND, ON OCTOBER 14, 1998.

                                          QH EUROPE PARTNERSHIP

                                          By: Choice Hotels International,
                                           Inc.   its general partner

                                               /s/ Michael J. DeSantis
                                          By: _________________________________

                                                 Michael J. DeSantis

                                              Senior Vice President, General
                                                Counsel and Secretary

                                          By: Quality Hotels Europe, Inc.
                                             its general partner

                                               /s/ Michael J. DeSantis
                                          By: _________________________________

                                                 Michael J. DeSantis

                                              Senior Vice President, General
                                                Counsel and Secretary

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To the Stockholders of Choice Hotels International, Inc.:

  We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Choice Hotels International, Inc. included in this registration statement and have issued our opinion thereon dated January 27, 1998. Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule included on page S-2 is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          Arthur Andersen LLP

Washington, D.C.
January 27, 1998

               CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                           (IN THOUSANDS OF DOLLARS)

                               BALANCE AT  CHARGES TO                BALANCE AT
                              BEGINNING OF   PROFIT         WRITE-      END
   DESCRIPTION                   PERIOD     AND LOSS  OTHER  OFFS    OF PERIOD
   -----------                ------------ ---------- ----- -------  ----------
Six-month period ended June
 30, 1998
 Allowance for doubtful
  accounts..................     $7,608      $  555   $--   $(2,769)   $5,394
                                 ======      ======   ====  =======    ======
Year ended December 31, 1997
 Allowance for doubtful
  accounts..................     $6,159      $2,274   $--   $  (825)   $7,608
                                 ======      ======   ====  =======    ======
Year ended May 31, 1997
 Allowance for doubtful
  accounts..................     $4,515      $2,238   $--   $  (594)   $6,159
                                 ======      ======   ====  =======    ======
Year ended May 31, 1996
 Allowance for doubtful
  accounts..................     $3,976      $  685   $--   $  (146)   $4,515
                                 ======      ======   ====  =======    ======
Year ended May 31, 1995
 Allowance for doubtful
  accounts..................     $8,503      $  692   $--   $(5,219)   $3,976
                                 ======      ======   ====  =======    ======

                               INDEX TO EXHIBITS

 EXHIBIT
  NUMBER                               DESCRIPTION
 -------                               -----------
  3.01*   Restated Certificate of Incorporation of Choice Hotels Franchising,
           Inc.
  3.02*   Amended and Restated Bylaws of Choice Hotels International, Inc.
  4.01(a) Credit Agreement dated October 15, 1997 among Choice Hotels
           International, Inc., Chase Manhattan Bank, as Agent and certain
           Lenders
  4.02(a) First Amendment to Credit Agreement dated February  , 1998 among
           Choice Hotels International, Inc., Chase Manhattan Bank, as Agent
           and certain Lenders
  4.03(f) Registration Agreement dated April 28, 1998 between Choice Hotels
           International, Inc. and Salomon Brothers Inc., Bear Stearns & Co.
           Inc. and Lehman Brothers Inc.
  4.04(f) Indenture dated as of May 4, 1998, by and among the Company, Quality
           Hotels Europe, Inc., QH Europe Partnership and Marine Midland Bank,
           as Trustee, with respect to the 7.125% Senior Notes due 2008 of the
           Company.
  4.05(f) Specimen certificate of 7.125% Senior Note due 2008 (Original Note)
           (Attached as an exhibit to the Indenture set forth as Exhibit 4.05)
  4.06(f) Specimen certificate of 7.125% Senior Note due 2008 (Exchange Note)
           (Attached as an exhibit to the Indenture set forth as Exhibit 4.05)
  4.07**  Guarantee Agreement dated October 15, 1997 between Quality Hotels
           Europe, Inc. and The Chase Manhattan Bank.
  4.08**  Supplement No. 1 to the Guarantee Agreement dated April 28, 1998 among Choice Hotels International, Inc., Quality Hotels Europe,
           Inc., QH Europe Partnership and The Chase Manhattan Bank. [to be
           discussed]
  4.09**  Indemnity, Subrogation and Contribution Agreement, dated April 28,
           1998 among Choice Hotels International, Inc., Quality Hotels Europe,
           Inc., QH Europe Partnership and The Chase Manhattan Bank.
  4.10(e) Rights Agreement, dated as of February 19, 1998, between Choice
           Hotels International, Inc. and ChaseMellon Shareholder Services,
           L.L.C., as Rights Agent.
  5.01**  Opinion of Michael J. DeSantis regarding the validity of the Exchange
           Notes.
  8.01**  Opinion of Latham & Watkins regarding certain federal income tax matters.
 10.01*   Employment Agreement between Choice Hotels International, Inc. and
           Charles A. Ledsinger, Jr. dated July 31, 1998.
 10.02(b) Distribution Agreement dated as of October 15, 1997 by and between
           Choice Hotels International, Inc. (renamed Sunburst Hospitality
           Corporation) and Choice Hotels Franchising, Inc. (renamed Choice
           Hotels International, Inc.)
 10.03(b) Employee Benefits Administration Agreement dated as of October 15,
           1997 by and between Choice Hotels International, Inc. (renamed
           Sunburst Hospitality Corporation) and Choice Hotels Franchising,
           Inc. (renamed Choice Hotels International, Inc.)
 10.04(b) Tax Administration Agreement dated as of October 15, 1997 by and between Choice Hotels International, Inc. (renamed Sunburst
           Hospitality Corporation) and Choice Hotels Franchising, Inc.
           (renamed Choice Hotels International, Inc.)
 10.05(b) Tax Sharing Agreement dated as of October 15, 1997 by and between
           Choice Hotels International, Inc. (renamed Sunburst Hospitality
           Corporation) and Choice Hotels Franchising, Inc. (renamed Choice
           Hotels International, Inc.)
 10.09(b) Employee Benefits Allocation Agreement dated as of October 15, 1997 by and between Choice Hotels International, Inc. (renamed Sunburst
           Hospitality Corporation) and Choice Hotels Franchising, Inc.
           (renamed Choice Hotels International, Inc.)
 10.10(b) Strategic Alliance Agreement dated as of October 15, 1997 by and between Choice Hotels International, Inc. (renamed Sunburst
           Hospitality Corporation) and Choice Hotels Franchising, Inc.
           (renamed Choice Hotels International, Inc.)

 EXHIBIT
  NUMBER                               DESCRIPTION
 -------                               -----------
 10.11(b) Non-Competition Agreement dated as of October 15, 1997 by and between
           Choice Hotels International, Inc. (renamed Sunburst Hospitality
           Corporation) and Choice Hotels Franchising, Inc. (renamed Choice
           Hotels International, Inc.)
 10.12(b) Omnibus Amendment and Guaranty dated as of October 15, 1997 by and among Choice Hotels International, Inc. (renamed Sunburst
           Hospitality Corporation), Choice Hotels Franchising, Inc. (renamed
           Choice Hotels International, Inc.) and Manor Care, Inc.
 10.13(b) Amended and Restated Employment Agreement dated as of October 15,
           1997 by and between Choice Hotels Franchising, Inc. (renamed Choice
           Hotels International, Inc.) and Stewart Bainum, Jr.
 10.14(b) Assignment of Employment Agreement dated as of October 15, 1997 by and among Choice Hotels International, Inc. (renamed Sunburst
           Hospitality Corporation), Choice Hotels Franchising, Inc. (renamed
           Choice Hotels International, Inc.) and Thomas Mirgon
 10.15(a) Consulting Agreement and Release dated December 18, 1997 between
           Choice Hotels International, Inc. and Barry L. Smith
 10.16(d) Choice Hotels International, Inc. Non-Employee Director Sock Option
           and Deferred Compensation Stock Purchase Plan
 10.17(d) Choice Hotels International, Inc. 1997 Non-Employee Director Stock
           Compensation Plan
 10.18(h) Choice Hotels International, Inc. 1997 Long-Term Incentive Plan
 10.19(e) Employment Agreement dated April 13, 1998 between Choice Hotels
           International, Inc. and Mark Wells.
 10.20(f) Employment Agreement dated April 29, 1998 between Choice Hotels
           International, Inc. and Michael J. DeSantis
 10.21(f) Agreement and Release dated June 16, 1998 between Choice Hotels
           International, Inc. and William R. Floyd.
 12.1*    Statement re: Ratio of Earnings to Fixed Charges
 21.01(a) Subsidiaries of Choice Hotels International, Inc.
 23.01**  Consent of Arthur Andersen LLP
 23.02**  Consent of Michael J. DeSantis (included in opinion filed as Ex. 5.01)
 23.03**  Consent of Latham & Watkins (included in opinion filed as Ex. 8.01)
 25.1*    Statement of Eligibility and Qualifications on Form T-1 of Marine
           Midland Bank, as Trustee
 27.01*   Financial Data Schedule
 99.01**  Letter of Transmittal for the Exchange Offer
 99.02*   Notice of Guaranteed Delivery for the Exchange Offer

--------

*  Previously filed.

** Filed herewith.
(a) Incorporated by reference to the identical document filed as an exhibit to Choice Hotels International, Inc.'s Transitional Report on Form 10-K dated June 1, 1997 to December 31, 1997, filed on March 31, 1998.
(b) Incorporated by reference to the identical document filed as an exhibit to Choice Hotels International, Inc.'s Current Report on Form 8-K dated October 15, 1997, filed on October 29, 1997.
(c) Incorporated by reference to the identical document filed as an exhibit to Choice Hotels International, Inc.'s Current Report on Form 8-K dated October 15, 1997, filed on December 16 1997.
(d) Incorporated by reference to the identical document filed as an exhibit to Choice Hotels International, Inc.'s Registration Statement filed on Form S-8, filed on December 2, 1997 (Reg. No. 333-41357).
(e) Incorporated by reference to the identical document filed as an exhibit to Choice Hotels International, Inc.'s Current Report on Form 8-K dated February 19, 1998, filed on March 11, 1998.
(f) Incorporated by reference to the identical document filed as an exhibit to Choice Hotels International, Inc.'s Quarterly Report on Form 10-Q filed for the quarterly period ended March 31, 1998, filed on May 15, 1998.
(g) Incorporated by reference to the identical document filed as an exhibit to Choice Hotels International, Inc.'s Quarterly Report on Form 10-Q filed for the quarter ended June 30, 1998, filed on August 11, 1998.

(h) Incorporated by reference to the identical document filed as an exhibit to Choice Hotels Franchising, Inc.'s Registration Statement on Form 10 filed September 19, 1997 (reg. No. 00113393).